1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name into English)

No.121 Park Avenue III

Science-Based Industrial Park

Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No     X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 29, 2003	By	/S/ Harvey Chang
Harvey Chang Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Ltd.

Financial Statements as of December 31, 2002 and 2001

Together with Independent Auditors’ Report

English Translation of a Report Originally Issued in Chinese

Independent Auditors’ Report

January 16, 2003

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Regulations for Auditing of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines for Securities Issuers’ Financial Reporting and accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock” (SFAS 30) on January 1, 2002. SFAS 30 requires a parent company to record stock held by its subsidiary as treasury stock. The adoption of SFAS 30 resulted in the decrease of long-term investments and simultaneous increase of the book value of treasury stock by NT$1,923,492 thousand as of December 31, 2002. Furthermore, net income increased by NT$25,909 thousand for the year ended December 31, 2002.

We have also audited the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Ltd. as of and for the years ended December 31, 2002 and 2001, and have expressed a modified unqualified opinion and an unqualified opinion on such financial statements, respectively.

T N Soong & Co

An Associate Member Firm of Deloitte Touche Tohmatsu

    Effective April 22, 2002

(Formerly a Member Firm of Andersen Worldwide, SC)

Taipei, Taiwan

The Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

BALANCE SHEETS

December 31, 2002 and 2001

(In Thousand New Taiwan Dollars, Except Par Value)

	2002		2001
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$61,656,795	16	$33,403,706	10
Receivables from related parties (Note 16)	10,183,488	3	523,861	—
Notes receivable	60,240	—	176,582	—
Accounts receivable	9,495,447	3	19,957,636	6
Allowance for doubtful receivables (Note 2)	(929,864)	—	(1,100,492)	—
Allowance for sales returns and others (Note 2)	(2,363,067)	(1)	(2,581,551)	(1)
Inventories—net (Notes 2 and 5)	10,340,336	3	8,504,418	2
Deferred income tax assets (Notes 2 and 12)	3,320,000	1	2,347,000	1
Prepaid expenses and other current assets (Notes 2, 16 and 19)	2,984,030	1	2,421,566	1

Total Current Assets	94,747,405	26	63,652,726	19

LONG-TERM INVESTMENTS (Notes 2, 3, 6 and 18)	34,978,495	9	32,869,391	10

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 7 and 16)
Cost
Buildings	68,488,180	18	52,527,184	16
Machinery and equipment	303,334,232	82	242,347,119	72
Office equipment	5,697,828	2	4,754,183	1

	377,520,240	102	299,628,486	89
Accumulated depreciation	(188,447,604)	(51)	(140,224,640)	(42)
Advance payments and construction in progress	28,119,627	8	56,095,396	17

Net Property, Plant and Equipment	217,192,263	59	215,499,242	64

GOODWILL (Note 2)	2,612,926	1	2,961,317	1

OTHER ASSETS
Deferred charges—net (Notes 2, 8 and 18)	9,792,490	3	3,239,723	1
Deferred income tax assets (Notes 2 and 12)	9,712,567	2	16,175,070	5
Refundable deposits (Notes 16 and 18)	543,469	—	772,912	—
Idle assets (Note 2)	339,400	—	—	—
Assets leased to others (Note 2)	87,246	—	555,053	—
Miscellaneous	9,250	—	9,250	—

Total Other Assets	20,484,422	5	20,752,008	6

TOTAL ASSETS	$370,015,511	100	$335,734,684	100

	2002		2001
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Payable to related parties (Note 16)	$2,466,998	1	$2,082,606	1
Accounts payable	4,849,234	1	1,123,894	—
Payable to contractors and equipment suppliers	14,004,383	4	12,367,319	4
Accrued expenses and other current liabilities (Notes 2, 6, 10 and 19)	5,839,488	1	4,636,800	1
Current portion of bonds (Note 9)	4,000,000	1	5,000,000	1

Total Current Liabilities	31,160,103	8	25,210,619	7

LONG-TERM LIABILITIES
Bonds—net of current portion (Note 9)	35,000,000	10	24,000,000	7
Other long-term payables (Notes 10 and 18)	4,281,665	1	—	—
Accrued pension cost (Notes 2 and 11)	2,210,542	1	1,854,853	1
Guarantee deposits (Note 18)	1,395,066	—	7,210,972	2
Deferred gain on sales and leaseback (Note 2)	114,928	—	268,165	—

Total Long-term Liabilities	43,002,201	12	33,333,990	10

Total Liabilities	74,162,304	20	58,544,609	17

SHAREHOLDERS’ EQUITY (Notes 2 and 13)
Capital stock—$10 par value
Authorized: 24,600,000 thousand shares
Issued:
Preferred—1,300,000 thousand shares	13,000,000	4	13,000,000	4
Common—18,622,887 thousand shares in 2002 and 16,832,554 thousand shares in 2001	186,228,867	50	168,325,531	50
Capital surplus:
Merger and others (Note 2)	56,961,753	15	57,128,433	17
Treasury stock (Note 3)	43,036	—	—	—
Retained earnings:
Appropriated as legal reserve	18,641,108	5	17,180,067	5
Appropriated as special reserve	—	—	349,941	—
Unappropriated earnings	22,151,089	6	19,977,402	6
Unrealized loss on long-term investments (Note 2)	(194,283)	—	—	—
Cumulative translation adjustments (Note 2)	945,129	—	1,228,701	1
Treasury stock (at cost)—42,001 thousand shares (Notes 2, 3 and 14)	(1,923,492)	—	—	—

Total Shareholders’ Equity	295,853,207	80	277,190,075	83

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$370,015,511	100	$335,734,684	100

The accompanying notes are an integral part of the financial statements.

(With T N Soong & Co. report dated January 16, 2003)

English Translation of Financial Statements Orginally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME

For the Years Ended December 31, 2002 and 2001

(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	2002		2001
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 16)	$164,805,296		$128,563,819
SALES RETURNS AND ALLOWANCES (Note 2)	(3,843,967)		(2,675,816)

NET SALES	160,961,329	100	125,888,003	100

COST OF SALES (Note 16)	108,994,184	68	89,506,952	71

GROSS PROFIT	51,967,145	32	36,381,051	29

OPERATING EXPENSES (Note 16)
Research and development	11,725,035	7	10,649,019	8
General and administrative	5,164,907	3	6,048,665	5
Marketing	900,897	1	2,341,081	2

Total Operating Expenses	17,790,839	11	19,038,765	15

INCOME FROM OPERATIONS	34,176,306	21	17,342,286	14

NON-OPERATING INCOME
Interest (Note 2)	1,008,147	1	1,365,919	1
Gain on sales of property, plant and equipment (Note 2)	273,998	—	52,376	—
Technical service income (Notes 16 and 18)	204,350	—	55,077	—
Insurance compensation—net	—	—	860,835	1
Amortization of premium income from option contracts—net (Notes 2 and 19)	—	—	234,732	—
Other (Note 16)	276,398	—	322,618	—

Total Non-operating Income	1,762,893	1	2,891,557	2

NON-OPERATING EXPENSES
Investment loss recognized by equity method—net (Notes 2 and 6)	5,716,510	4	6,429,631	5
Interest (Notes 2, 7 and 19)	2,119,935	1	1,951,830	2
Amortization of premium expense from option contracts—net (Notes 2 and 19)	419,513	—	—	—

(Forward)

English Translation of Financial Statements Originally Issued in Chinese

	2002		2001
	Amount	%	Amount	%
Loss on sales of and provision for loss on property, plant and equipment (Note 2)	$221,955	—	$234,862	—
Foreign exchange loss—net (Notes 2 and 19)	120,568	—	695,620	—
Casualty loss—net (Note 2)	119,485	—	—	—
Amortization of bond issuance cost (Note 2)	18,523	—	12,504	—
Loss on sales of long-term investments (Note 2)	2,403	—	102,978	—
Other	87,852	—	147,703	—

Total Non-operating Expenses	8,826,744	5	9,575,128	7

INCOME BEFORE INCOME TAX	27,112,455	17	10,658,715	9

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 12)	(5,502,164)	(4)	3,824,459	3

NET INCOME	$21,610,291	13	$14,483,174	12

	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (Note 15)
Basic earnings per share	$1.43	$1.14	$0.55	$0.75

Diluted earnings per share	$1.43	$1.14	$0.55	$0.75

The pro forma net income and earnings per share, on the assumption that the stock of parent company held by its subsidiary is treated as an investment instead of the treasury stock, are shown as follows (Note 14):

	Before Income Tax	After Income Tax
NET INCOME	$27,086,546	$21,584,382

EARNINGS PER SHARE
Basic earnings per share	$1.43	$1.13

Diluted earnings per share	$1.43	$1.13

The accompanying notes are an integral part of the financial statements.

(With T N Soong & Co. report dated January 16, 2003)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2002 and 2001

(In Thousand New Taiwan Dollars)

	CAPITAL STOCK ISSUED				CAPITAL SURPLUS (Notes 2 and 13)
	Preferred Stock		Common Stock		From Merger	Additional Paid-in Capital	From Long-term Investments	Excess on Foreign Bond Investment	Gain on Sales of Properties	Donation	Treasury Stock	Total
	Shares (Thousand)	Amount	Shares (Thousand)	Amount

BALANCE, JANUARY 1, 2001	1,300,000	$13,000,000	11,689,365	$116,893,646	$22,329,129	$23,172,550	$246,219	$9,410,632	$127,236	$55	$—	$55,285,821
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	467,443	4,674,426	—	—	—	—	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	—	—	—	—	—
Stock dividends—40%	—	—	4,675,746	46,757,459	—	—	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	—	—	—	—
Net income in 2001	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of the accumulated deficits from the merged company	—	—	—	—	1,803,168	—	—	—	—	—	—	1,803,168
Gain on sales of property, plant and equipment	—	—	—	—	—	—	—	—	39,282	—	—	39,282
Gain on sales of property, plant and equipment from investees	—	—	—	—	—	—	162	—	—	—	—	162
Reversal of the unrealized loss on long-term investments	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2001	1,300,000	13,000,000	16,832,554	168,325,531	24,132,297	23,172,550	246,381	9,410,632	166,518	55	—	57,128,433
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	107,078	1,070,783	—	—	—	—	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	—	—	—	—	—
Stock dividends—10%	—	—	1,683,255	16,832,553	—	—	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	—	—	—	—
Net income in 2002	—	—	—	—	—	—	—	—	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	—	—	—	—	—	—	—	—	(166,518)	—	—	(166,518)
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	—	—	—	—	(162)	—	—	—	—	(162)
Unrealized loss on long-term investments from subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—	—	—	—	—	—	—	—	—
Capital surplus resulted from sales of treasury stock	—	—	—	—	—	—	—	—	—	—	43,036	43,036

BALANCE, DECEMBER 31, 2002	1,300,000	$13,000,000	18,622,887	$186,228,867	$24,132,297	$23,172,550	$246,219	$9,410,632	$—	$55	$43,036	$57,004,789

	RETAINED EARNINGS (Note 13)				UNREALIZED LOSS ON LONG-TERM INVESTMENTS (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK (Notes 2, 3 and 14)	TOTAL SHAREHOLDERS’ EQUITY
	Legal Reserve	Special Reserve	Unappropriated Earnings	Total

BALANCE, JANUARY 1, 2001	$10,689,323	$1,091,003	$65,143,847	$76,924,173	($71,564)	($278,377)	$—	$261,753,699
Appropriations of prior year’s earnings
Legal reserve	6,490,744	—	(6,490,744)	—	—	—	—	—
Special reserve	—	(741,062)	741,062	—	—	—	—	—
Bonus to employees—stock	—	—	(4,674,426)	(4,674,426)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	(41,137)	(41,137)	—	—	—	(41,137)
Stock dividends—40%	—	—	(46,757,459)	(46,757,459)	—	—	—	—
Remuneration to directors and supervisors	—	—	(584,303)	(584,303)	—	—	—	(584,303)
Net income in 2001	—	—	14,483,174	14,483,174	—	—	—	14,483,174
Reclassification of the accumulated deficits from the merged company	—	—	(1,803,168)	(1,803,168)	—	—	—	—
Gain on sales of property, plant and equipment	—	—	(39,282)	(39,282)	—	—	—	—
Gain on sales of property, plant and equipment from investees	—	—	(162)	(162)	—	—	—	—
Reversal of the unrealized loss on long-term investments	—	—	—	—	71,564	—	—	71,564
Translation adjustments	—	—	—	—	—	1,507,078	—	1,507,078

BALANCE, DECEMBER 31, 2001	17,180,067	349,941	19,977,402	37,507,410	—	1,228,701	—	277,190,075
Appropriations of prior year’s earnings
Legal reserve	1,448,317	—	(1,448,317)	—	—	—	—	—
Special reserve	—	(349,941)	349,941	—	—	—	—	—
Bonus to employees—stock	—	—	(1,070,783)	(1,070,783)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	(455,000)	(455,000)	—	—	—	(455,000)
Stock dividends—10%	—	—	(16,832,553)	(16,832,553)	—	—	—	—
Remuneration to directors and supervisors	—	—	(133,848)	(133,848)	—	—	—	(133,848)
Net income in 2002	—	—	21,610,291	21,610,291	—	—	—	21,610,291
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	12,724	—	153,794	166,518	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	162	162	—	—	—	—
Unrealized loss on long-term investments from subsidiaries	—	—	—	—	(194,283)	—	—	(194,283)
Translation adjustments	—	—	—	—	—	(283,572)	—	(283,572)
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—	—	—	(1,923,492)	(1,923,492)
Capital surplus resulted from sales of treasury stock	—	—	—	—	—	—	—	43,036

BALANCE, DECEMBER 31, 2002	$18,641,108	$—	$22,151,089	$40,792,197	($194,283)	$945,129	($1,923,492)	$295,853,207

The accompanying notes are an integral part of the financial statements.

(With T N Soong & Co. report dated January 16, 2003)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002 and 2001

(In Thousand New Taiwan Dollars)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$21,610,291	$14,483,174
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,621,462	48,875,754
Deferred income taxes	5,489,503	(3,840,777)
Investment loss recognized by equity method—net	5,716,510	6,429,631
Loss on sales of long-term investments—net	2,403	102,978
Loss (gain) on sales of and provision for loss on property, plant and equipment—net	(52,043)	182,486
Accrued pension cost	355,689	345,318
Allowance for doubtful receivables	(170,628)	153,758
Allowance for sales returns and others	(218,484)	377,384
Changes in operation assets and liabilities:
Decrease (increase) in:
Receivable from related parties	(9,659,627)	470,954
Notes receivable	116,342	(51,407)
Accounts receivable—net	10,462,189	10,377,678
Inventories—net	(1,835,918)	2,463,517
Prepaid expenses and other current assets	(148,120)	359,342
Forward exchange contract receivable	(199,609)	49,480
Increase (decrease) in:
Payable to related parties	384,392	(2,263,972)
Accounts payable	3,725,340	(6,866,059)
Forward exchange contracts payable	(379,579)	218,165
Accrued expenses and other current liabilities	1,467,988	(201,096)

Net Cash Provided by Operating Activities	94,288,101	71,666,308

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(54,443,595)	(68,002,448)
Long-term investments	(10,187,730)	(4,563,682)
Proceeds from sales of:
Property, plant and equipment	494,805	298,231
Long-term investments	1,402	162,334
Increase in deferred charges	(5,724,583)	(1,465,703)
Decrease in refundable deposits	229,443	195,073

Net Cash Used in Investing Activities	(69,630,258)	(73,376,195)

(Forward)

English Translation of Financial Statements Originally Issued in Chinese

	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of bonds	$10,000,000	$—
Payments on lease obligation	—	(50,000)
Increase (decrease) in guarantee deposits	(5,815,906)	124,593
Remuneration paid to directors and supervisors	(133,848)	(584,303)
Cash dividends paid for preferred stocks	(455,000)	(41,137)

Net Cash Provided by (Used in) Financing Activities	3,595,246	(550,847)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	28,253,089	(2,260,734)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	33,403,706	35,664,440

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$61,656,795	$33,403,706

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest of NT$165,857 thousand and NT$207,297 thousand in 2002 and 2001, respectively)	$1,771,682	$1,980,399

Income tax paid	$12,661	$16,318

Noncash investing and financing activities:
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stocks	$1,923,492	$—

Effect of exchange rate changes on cash and cash equivalents	($142,438)	$1,258,395

Current portion of bonds	$4,000,000	$5,000,000

Cash paid for acquisitions of property, plant and equipment:
Total acquisitions	$56,080,659	$55,977,367
Decrease (increase) in payables to contractors and equipment suppliers	(1,637,064)	12,025,081

	$54,443,595	$68,002,448

Cash paid for acquisitions of deferred charges:
Total acquisition	$10,401,176	$1,465,703
Other long-term payable (including current portion)	(4,676,593)	—

	$5,724,583	$1,465,703

The accompanying notes are an integral part of the financial statements.

(With T N Soong & Co. report dated January 16, 2003)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1.    GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (the “Company” or “TSMC”), a Republic of China corporation, was incorporated as a venture among the Government of the Republic of China, acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange. In October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange in the form of American Depositary Shares.

TSMC is engaged mainly in the manufacturing, selling, packaging, and testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

2.    SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Government bonds acquired under agreements that provide for their repurchase within less than three months from date of purchase are classified as cash equivalents.

Allowance for doubtful receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of accounts receivables.

Sales and sales returns and allowances

Sales are recognized when titles of products and risks of ownerships are transferred to customers, primarily upon shipment. Allowance and related provisions for sales returns and others are estimated based on historical experience. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Inventories

Inventories are stated at the lower of cost (standard cost and adjusted to approximate weighted-average cost at the end of each period) or market value. Market value represents net realizable value for finished goods and work in process, and replacement value for raw materials, supplies and spare parts.

Long-term investments

Investments in shares of stock of companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method. The Company’s proportionate share in the net income or net loss of investee companies are recognized as components of the “Investment income/loss recognized by equity method—net” account. The Company adopted Statements of Financial Accounting Standards No. 30, “Accounting for Treasury Stock” (SFAS 30) on January 1, 2002. SFAS 30 requires a parent company to record stock held by its subsidiary as treasury stock. The recorded value of treasury stock is based upon the carrying values of the short/long-term investments on the subsidiaries’ books as of January 1, 2002.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in equity investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to “capital surplus” as well as the “long-term investments” accounts. In the event an investee has an accumulated deficit, it will record an offset to its capital surplus, excluding the reserve for asset revaluation, through retained earnings. The Company will also record a corresponding entry equivalent to its proportionate share of the investee capital surplus, excluding the reserve for asset revaluation, that was generated subsequent to any acquisition of equity interest in the investee. If an investee’s functional currency is a foreign currency, “cumulative translation adjustments” would result from the process of translating the investees’ financial statements into the functional currency of the Company.

Other stock investments are accounted for using the cost method. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized neither as investment income nor increase of long-term investment but recorded only as an increase in the number of shares held. An allowance is recognized for any decline in the market value of investments using quoted market prices with the corresponding amount debited to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value. The carrying values of investments with no quoted market price are reduced to reflect another than temporary decline in their values with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value (NAV). An allowance is recognized when the cost of the funds are lower than their net asset values, with the corresponding amount debited to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of investments sold are determined using the weighted-average method.

If an investee company has an unrealized loss on a long-term investment evaluated using the lower-of-cost-or-market method, the Company recognizes a corresponding unrealized loss in proportion to its equity interest and records the amount as a component of its own shareholders’ equity.

Gain or loss on transactions with investee companies wherein the Company owned at least 20% of the outstanding common stock but less than a controlling interest are deferred in proportion to the ownership percentage until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries are deferred until such gains or losses are realized through the subsequent sale of the related products to third parties. Gains or losses from sales by investee companies to the Company are deferred in proportion to the ownership percentage until realized through transactions with third parties.

Property, plant and equipment, assets leased to others and idle assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Idle assets are stated at the lower of book value or net realized value. Significant additions, renewals, betterments and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Property, plant and equipment covered by agreements qualifying as capital leases are carried at the lower of the present value of future minimum rent payments, or the market value of the property at the inception date of the lease. The lessee’s periodic rent payment includes the purchase price of the leased property and the interest expense.

Depreciation is computed using the straight-line method over these estimated service lives: Buildings—10 to 20 years; machinery and equipment—5 years; and office equipment—3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of fair market value of identifiable net assets acquired and consideration paid in connection with a business combination. The amount is amortized using the straight-line method over the estimated useful life of 10 years.

Deferred charges

Deferred charges consist of software and system design costs, technology know-how, bond issuance costs, and technology license fees. The amounts are amortized as follows: Software and system design costs—3 years, technology know-how—5 years; bond issuance costs—the term of the bonds; technology license fee—the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension costs

Net periodic pension costs are recorded on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gain/loss are amortized over 25 years.

Deferred gain on sales and leaseback

The gain on the sale of property by the Company that it simultaneously leased back is deferred. This deferred gain on sales and leaseback transactions is amortized as follows: (a) operating leases—adjustment of rental expenses over the term of the leases and (b) capital leases—adjustment of depreciation expenses over the estimated useful life or term of the lease; whichever is shorter.

Casualty loss

Casualty loss consists of the accrued loss caused by the earthquake on March 31, 2002 less the estimated insurance compensation.

Income tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and operating loss carry forwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as current or non-current based on the expected length of time before it is realized.

Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, investments in important technology-based enterprise are recognized using the current method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

As of January 1, 1998, income taxes on unappropriated earnings of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year incurred.

Derivative financial instruments

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the current rate and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing current rate and the resulting differences are recognized in income. Also, the receivables and payables related to the forward contract are netted with the resulting amount presented as either an asset or liability.

The Company enters into interest rate swap transactions to manage exposures from changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized to income on a straight-line basis over the term of the related contract.

Foreign-currency transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transaction occurs. Gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At year-end, foreign-currency assets and liabilities are revalued at the prevailing exchange rate with the resulting gain or loss recognized in current operations.

3.    NEW ACCOUNTING PRONOUNCEMENTS

In accordance with the Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock” (SFAS 30) and other relevant regulations from Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by subsidiaries from short/long-term investments to treasury stock. The reclassification is based on the carrying value of NT$2,115,695 thousand as recorded by the Company’s subsidiaries as of January 1, 2002. The adoption of SFAS 30 resulted in the decrease of long-term investments and the increase of treasury stock by NT$1,923,492 thousand as of December 31, 2002, and an increase in net income for the year ended December 31, 2002 by NT$25,909 thousand.

4.    CASH AND CASH EQUIVALENTS

	2002	2001
Cash and bank deposits	$58,917,928	$31,678,047
Government bonds acquired under repurchase agreements	2,738,867	1,725,659

	$61,656,795	$33,403,706

5.    INVENTORIES—NET

	2002	2001
Finished goods	$3,610,547	$1,618,635
Work in process	7,227,129	6,685,094
Raw materials	389,164	521,680
Supplies and spare parts	693,526	870,780

	11,920,366	9,696,189
Less—allowance for losses	(1,580,030)	(1,191,771)

	$10,340,336	$8,504,418

6.    LONG-TERM INVESTMENTS

	2002		2001
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Shares of stock

Equity method
TSMC International Investment	$22,265,157	100	$19,987,814	100
TSMC Partners	3,753,733	100	3,032,376	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,136,115	32	2,907,967	32
Vanguard International Semiconductor (VIS)	2,415,297	25	3,377,526	25
Emerging Alliance Fund	767,239	99	741,617	99
Ya-Shin Technology	341,250	100	—	—
TSMC—North America	173,601	100	786,062	100
TSMC—Japan	94,258	100	80,156	100
Chi Cherng Investment	41,894	36	156,694	25
Hsin Ruey Investment	39,815	36	157,352	25
TSMC—Europe	13,670	100	10,147	100
Kung Cherng Investment	—	—	177,812	25
Cherng Huei Investment	—	—	166,639	25
Po Cherng Investment	—	—	164,724	25
Chi Hsin Investment	—	—	158,252	25

	33,042,029		31,905,138

Prepayment for subscribed stocks VIS	849,360		—

	849,360		—

Cost method
Traded
Amkor Technology	280,748	—	280,748	—
Monolithic System Tech.	104,289	2	—	—
Taiwan Mask Corp.	32,129	2	32,129	2
Non-traded
United Technology	193,584	11	193,584	11
Shin-Etsu Handotai Taiwan Company Ltd.	105,000	7	105,000	7
Hon Tung Venture Capital	83,916	10	150,000	10
W.K. Technology Fund IV	50,000	2	50,000	2

	849,666		811,461

Funds
Horizon Ventures	195,452	—	125,701	—
Crimson Asia Capital	41,988	—	27,091	—

	237,440		152,792

	$34,978,495		$32,869,391

On January 8, 2003, the Company’s investee company, VIS issued 600,000 thousand shares of common stock at a discounted price of NT$7 per share. The Company prepaid NT$849,360 thousand at the end of 2002 for the share subscription and paid an additional NT$766,815 thousand in January 2003. In this round of equity offering, the Company purchased a total of 230,882 thousand shares of VIS stocks. As a result, its ownership in VIS increased from 25% to 28%.

The Company’s investees, Hsin Ruey Investment, Chi Hsin Investment and Kung Cherng Investment were merged at the end of October 2002, with Hsin Ruey Investment as the surviving company. In addition, the Company’s investees, Chi Cherng Investment, Cherng Huei Investment and Po Cherng Investment were also merged at the end of October 2002. Chi Cherng Investment is the surviving company of the merger. The Company’s ownership is approximately 36% in Hsin Ruey Investment and approximately 36% in Chi Cherng Investment subsequent to the merger.

The Company established Ya Shin Technology (“Ya Shin”) in November 2002 and subsequently signed a merger agreement with Global UniChip Corp. (“Global UniChip”) in December 2002. The merger was effective on January 4, 2003 and Global UniChip is the surviving company. The Company holds 52% of Global UniChips’ shares after the completion of the merger.

The carrying value of the investments accounted for using the equity method and the related investment gains or losses were determined based on the audited financial statements of the investees in the respective year. The investment gains or losses of the investee companies consisted of the following:

	2002	2001
TSMC International Investment	($4,714,203)	($4,855,844)
SSMC	(1,155,076)	(1,722,080)
VIS	(821,771)	(2,236,940)
TSMC Partners	993,292	2,357,405
Others	(18,752)	27,828

	($5,716,510)	($6,429,631)

The market values and net asset values of the long-term investments is as follows:

	2002	2001
Market value of traded stocks	$4,792,108	$7,055,888
Equity in the net assets of non-traded stocks	33,880,022	29,124,386
Net asset value of funds	237,440	152,792

7.    PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	2002	2001
Buildings	$22,289,909	$15,181,445
Machinery and equipment	163,208,908	122,659,129
Office equipment	2,948,787	2,384,066

	$188,447,604	$140,224,640

The status of construction of the Company’s manufacturing facilities at December 31, 2002 is as follows:

Manufacturing Plant	Estimated Costs	Accumulated Expenditures	Expected or Actual Date of Starting Operations
Fab 6	$93,932,000	$87,054,700	March 2000
Fab 12 Phase 1	80,318,400	47,095,400	March 2002
Fab 14 Phase 1	30,411,000	22,169,900	June 2003

Interest expense (before deducting capitalized amounts of NT$165,857 thousand in 2002 and NT$207,297 thousand in 2001) for the years ended December 31, 2002 and 2001 were NT$2,285,792 thousand and NT$2,159,127 thousand, respectively. The interest rate used for purposes of calculating the capitalized amounts was 5.283% in 2002 and 2001.

8.    DEFERRED CHARGES—NET

	2002	2001
Technology license fees	$6,519,286	$996,578
Software and system design costs	3,167,366	2,073,752
Technology know-how	49,500	103,500
Bond issuance costs	45,908	33,091
Other	10,430	32,802

	$9,792,490	$3,239,723

9.    BONDS

	2002	2001
Domestic unsecured bonds:
Issued on March 4, 1998 and payable on March 4, 2003 in one lump sum payment, 7.71% annual interest payable semi-annually	$4,000,000	$4,000,000
Issued on October 21, 1999 and payable on October 21, 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually, respectively	5,000,000	10,000,000

(Forward)

	2002	2001
Issued December 4 to 15, 2000 and payable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% annual interest payable annually, respectively	$15,000,000	$15,000,000
Issued January 10 to 24, 2002 and payable in January 2007, 2009 and 2012 in three equal payments, 2.6%, 2.75% and 3% annual interest payable annually, respectively	15,000,000	—

	$39,000,000	$29,000,000

Future principal payments under the Company’s bonds arrangements as of December 31, 2002 are as follows:

Year of Repayment	Amount
2003	$4,000,000
2004	5,000,000
2005	10,500,000
2006	—
2007	7,000,000
2008 and thereafter	12,500,000

$39,000,000

10.    OTHER LONG-TERM PAYABLES

The Company entered into several license arrangements for certain semiconductor patents. The future payments to be paid under the agreements as of December 31, 2002 are as follows:

Year	Amount
2003	$1,157,299
2004	1,226,805
2005	987,009
2006	469,189
2007	486,566
2008 and thereafter	1,112,096

5,438,964
Less—current portion	(1,157,299)

$4,281,665

11.    PENSION PLAN

The Company has a pension plan for all regular employees that provide benefits based on length of service and average monthly salary for the six month period prior to retirement.

The Company contributes an amount equal to 2% of salaries every month to a Pension Fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Central Trust of China.

The changes in the fund and accrued pension cost are summarized as follows:

a.	Components of pension cost

	2002	2001
Service cost	$442,294	$417,967
Interest cost	121,552	95,920
Projected return on plan assets	(45,102)	(43,968)
Amortization	1,681	8,300

Net pension cost	$520,425	$478,219

b.	Reconciliation of the fund status of the plan and accrued pension cost

	2002	2001
Benefit obligation
Vested benefit obligation	$21,294	$739
Nonvested benefit obligation	1,604,027	1,024,525

Accumulated benefit obligation	1,625,321	1,025,264
Additional benefits based on future salaries	1,300,712	1,407,014

Projected benefit obligation	2,926,033	2,432,278
Fair value of plan assets	(1,014,086)	(835,583)

Funded status	1,911,947	1,596,695
Unrecognized net transitional obligation	(149,391)	(157,691)
Unrecognized net gain	445,759	415,849
Accrued pension liabilities	2,227	—

Accrued pension cost	$2,210,542	$1,854,853

c.	Actuarial assumptions

Discount rated used in determining present values	3.75%	5.0%
Future salary increase rate	3.00%	5.0%
Expected rate of return on plan assets	3.75%	5.0%

d. Contributions to pension fund	$164,720	$131,894

e. Payments from pension fund	$5,360	$—

12.    INCOME TAX BENEFIT (EXPENSE)

a.	A reconciliation of income tax expense on income before income tax at the statutory rate and current income tax expense before tax credits is shown below:

	2002	2001
Income tax expense based on “income before income tax” at statutory rate of 25%	($6,778,114)	($2,664,679)
Tax-exempt income	2,526,500	1,089,000
Temporary and permanent differences	(452,684)	(993,679)

Current income tax expense—before tax credits	($4,704,298)	($2,569,358)

b.	Income tax benefit (expense) consists of:

	2002	2001
Current income tax expense before tax credits	($4,704,298)	($2,569,358)
Additional 10% on unappropriated earnings	(162,938)	(319,000)
Income tax credits	4,867,236	2,888,358
Other income tax	(12,661)	(16,318)

Income tax paid in current year	(12,661)	(16,318)
Net change in deferred income tax assets (liabilities)
Investment tax credits	2,510,192	144,925
Temporary differences	(1,072,086)	(1,874,945)
Valuation allowance	(6,927,609)	5,570,797

Income tax benefit (expense)	($5,502,164)	$3,824,459

c.	Deferred income tax assets (liabilities) consist of the following:

	2002	2001
Current
Investment tax credits	$3,320,000	$2,347,000

Noncurrent
Investment tax credits	$23,247,653	$21,710,461
Temporary differences	(3,565,841)	(2,493,755)
Valuation allowance	(9,969,245)	(3,041,636)

	$9,712,567	$16,175,070

d.	Integrated income tax information:

The balances of the imputation credit account (ICA) as of December 31, 2002 and 2001 were NT$6,650 thousand and NT$9,365 thousand, respectively.

The expected and actual credible ratio for 2002 and 2001 was 0.03% and 0.04%, respectively.

The imputation credit allocated to each shareholder shall be based on the balance in the ICA on the date of distribution of dividends; thus the expected creditable ratio for 2002 may be adjusted according to the difference between the expected and actual imputation credit allowed under the regulation.

e.	The unappropriated retained earnings as of December 31, 2002 and 2001 included earnings generated through December 31, 1997 was NT$0 and NT$4,827 thousand, respectively.

f.	As of December 31, 2002, investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$4,237,050	$—	2002
		4,767,347	4,767,347	2003
		8,180,857	8,180,857	2004
		3,110,906	3,110,906	2005
		5,335,558	2,775,029	2006

		$25,631,718	$18,834,139

Statute for Upgrading Industries	Research and development expenditures	$562,158	$—	2002
		671,546	671,546	2003
		1,974,320	1,974,320	2004
		3,111,472	3,111,472	2005
		1,540,000	1,540,000	2006

		$7,859,496	$7,297,338

Statute for Upgrading Industries	Personnel training	$8,822	$—	2002
		16,104	16,104	2003
		43,264	43,264	2004
		28,886	28,886	2005

		$97,076	$88,254

Statute for Upgrading Industries	Reputation setting	$10,133	$—	2002
		319	319	2003

		$10,452	$319

Statute for Upgrading Industries	Investments in important technology based enterprises	$2,878	$—	2002
		5,420	5,420	2003
		201,372	201,372	2004
		138,864	138,864	2005
		1,947	1,947	2006

		$350,481	$347,603

g.	Income from the following expansion and construction of the Company’s manufacturing plants is exempt from income tax:

Tax-Exemption Period
Expansion of Fab 1 and Fab 2—modules A and B, Fab 3 and Fab 4, and construction of Fab 5	1999 to 2002
Construction of Fab 6	2001 to 2004

h.	The tax authorities have examined income tax returns of the Company through 1999. However, the Company is contesting the assessment of the tax authority for 1992, 1993, 1996 and 1997.

13.    SHAREHOLDERS’ EQUITY

The Company has issued 369,019 thousand American Depositary Shares (ADS) on the New York Stock Exchange as of December 31, 2002. The number of common shares represented by the ADSs is 1,845,097 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donations (donated capital) and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be transferred to capital as stock dividends.

The Company’s Articles of Incorporation provide that the following shall be appropriated from annual net income (less any deficit):

a.	10% legal reserve;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remuneration to directors and supervisors and bonus to employees equal to 0.3% and at least 1% of the remainder, respectively. Individuals who receive bonus to employees may include employees of affiliated companies and are approved by the board of directors or a representative of the board of directors.

d.	Dividends to holders of preferred shares equal to a 3.5% annual rate, based on the period which the preferred shares have been outstanding;

e.	The appropriation of the remaining balance after the above shall be decided at the shareholders’ meeting;

Dividends are distributed in cash, shares of common stock or a combination of cash and common stock. Distribution of profits are preferably made in the form of stock dividend. The total of cash dividends paid in any given year should not exceed 50% of total dividends distributed.

These appropriations of net income shall be approved by the shareholders in the following year and given effect in the financial statements of that year.

The bonus to employees and the remuneration to directors and supervisors appropriated from the earnings of 2001 were approved in the shareholders’ meeting on May 7, 2002:

	Amounts	Shares (Thousand)
Bonus to employees—in stock	$1,070,783	107,078
Remuneration to directors and supervisors—in cash	133,848	—

	$1,204,631

The shares distributed as a bonus to employees represent 0.64% of the Company’s total outstanding common shares as of December 31, 2001.

The above appropriation of the earnings is consistent with the resolution of the meeting of board of directors dated on March 26, 2002. If the above distributable earnings were both paid in cash, and charged against income of 2001, the basic EPS after income tax for the year ended December 31, 2001 would be decreased from NT$0.83 to NT$0.76.

As of January 16, 2003, the appropriation of the earnings of 2002 has not been yet resolved by the board of directors.

The above information associated with the appropriation of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

The aforementioned appropriation for legal reserve shall be made until the reserve equals the aggregate par value of the Company’s outstanding capital stock. The reserve can only be used to offset a deficit; or distribute as stock dividend when the balance is 50% of the aggregate par value of the outstanding capital stock of the Company up to the half amount of the reserve balance.

A special reserve equivalent to the debit balance of any account shown in the shareholder’s equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries), other than the deficit, shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the Securities and Futures Commission. The special reserve is allowed to be appropriated when the debit balance of such accounts are reversed.

The gain on sales or disposal of property, plant and equipment generated prior to 2000, less the applicable income tax, was reclassified to capital surplus as of each year-end. A gain in the amount of NT$39,282 thousand, less applicable income tax, was recognized and transferred to the capital surplus at the end of 2001 prior to the amended regulations. To comply with the amended regulations, the aforementioned capital surplus was transferred to retained earnings upon the approval of the shareholders’ meeting on May 7, 2002. The shareholders also approved the accumulated capital surplus of NT$127,236 thousand generated from gains prior to 2000 to be transferred to retained earnings, after appropriating the required 10% legal reserve.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for the income tax paid by the Company on earnings generated as of January 1, 1998. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit allocated to each shareholder.

On June 25, 2002, the SFC approved the Company’s Employee Stock Option Plan (“the Plan”). The Plan provides qualified employees with 100,000 thousand units of option rights with each unit representing 1 common share of stock. The option rights are valid for 10 years and exercisable at certain percentages subsequent to the second anniversary of issuance. Under the terms of the Plan, stock options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on Taiwan stock exchange at the date of grant. As of December 31, 2002, there were 19,726 thousand shares granted at a weighted average price of approximately NT$53.

The Company issued 1,300,000 thousand shares of unlisted Series A—preferred stock to certain investors on November 29, 2000. The following are the rights of the preferred shareholders and other terms and conditions:

Preferred shareholders

a.	are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution, however, the preemptive rights to the assets shall not exceed the issue value of the shares.

d.	have voting rights similar to that of the holders of common shares.

e.	have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company’s related obligations remain the same until the preferred shares are redeemed by the Company.

14.    TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

Purpose of Purchase	Beginning Shares	Increase	Decrease	Ending Shares
Year ended December 31, 2002

Reclassification of stocks held by subsidiaries from short/long-term investment to treasury stocks	39,270	3,818	1,087	42,001

On January 1, 2002, the Company reclassified its capital stock held by its subsidiaries with book value of NT$2,115,695 thousand from long-term investments to treasury stock. Proceeds from the sale of treasury stock for the year ended December 31, 2002 were NT$96,501 thousand. As of December 31, 2002, the book value and market value of the treasury stock was NT$1,923,492 thousand and NT$2,048,164 thousand, respectively. Capital stock held by a subsidiary as an investment is recorded as treasury stock with the holder having the same rights as other common shareholders.

15.    EARNINGS PER SHARE

Earnings per share (EPS) is computed as follows:

	Amounts (Numerator)		Share (Denominator) (Thousand)	EPS (Dollars)
	Before Income Tax	After Income Tax		Before Income Tax	After Income Tax
December 31, 2002
Income	$27,112,455	$21,610,291
Less—preferred stock dividends	(455,000)	(455,000)

Basic earnings per share
Income available to common shareholders	$26,657,455	$21,155,291	18,580,700	$1.43	$1.14

Diluted earnings per share
Income available to common shareholders	$26,657,455	$21,155,291	18,580,700	$1.43	$1.14

December 31, 2001
Income	$10,658,715	$14,483,174
Less—preferred stock dividends	(455,000)	(455,000)

Basic earnings per share
Income available to common shareholders	$10,203,715	$14,028,174	18,622,887	$0.55	$0.75

Diluted earnings per share
Income available to common shareholders	$10,203,715	$14,028,174	18,622,887	$0.55	$0.75

The potential common shares from the employee stock option plan (see Note 13) are not included in the denominator of the diluted earning-per-share computation as such shares are not dilutive using the treasury stock method under the Statement of Financial Accounting Standards No. 24, “Earning Per Share”.

The average number of shares outstanding for EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic EPS before income tax and after income tax for the year ended December 31, 2001 to decrease from NT$0.61 and NT$0.83 to NT$0.55 and NT$0.75, respectively.

16.    RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Industrial Technology Research Institute (ITRI); the Chairman of the Company is a director of ITRI

b.	Philips Electronics N.V. (Philips); a major shareholder

c.	Subsidiaries

TSMC—North America

TSMC—Europe

TSMC—Japan

d.	Investees

VIS

SSMC

e.	Indirect subsidiaries

TSMC Technology

WAFERTECH, LLC.

The transactions with the aforementioned parties, in addition to those disclosed in other notes, are summarized as follows:

	2002		2001
	Amount	%	Amount	%
For the years
Sales
TSMC—North America	$94,433,401	57	$—	—
Philips and its affiliates	2,909,008	2	2,389,257	2
ITRI	94,409	—	114,546	—
VIS	92,119	—	1,177,094	1
SSMC	7,018	—	48,972	—
WAFERTECH, LLC	1,152	—	3,111	—

	$97,537,107	59	$3,732,980	3

Purchase
WAFERTECH, LLC	9,955,154	41	6,797,817	37
VIS	3,469,198	14	3,801,975	22
SSMC	2,751,297	11	42,984	—

	$16,175,649	66	$10,642,776	59

Rental expense—ITRI	$40,401	3	$161,604	11

Manufacturing expenses
Technical assistance fee—Philips	$2,849,517	100	$2,418,276	100

(Forward)

	2002		2001
	Amount	%	Amount	%
Marketing expenses
Commission
TSMC—Japan	$208,226	23	$194,696	8
TSMC—Europe	132,086	15	124,384	5
TSMC—North America	—	—	1,028,725	42
Service Charge
TSMC—North America	—	—	118,648	5

	$340,312	38	$1,466,453	60

Sales of property, plant and equipment
VIS	$—	—	$268,871	79
WAFERTECH, LLC	—	—	24,645	7

	$—	—	$293,516	86

Non-operating income
SSMC (technical service income mainly)	$126,061	3	$95,284	3
WAFERTECH, LLC	1,635	—	4,612	—
VIS	—	—	467	—

	$127,696	3	$100,363	3

At December 31

Receivables
TSMC—North America	$9,739,236	96	$—	—
Philips and its affiliates	352,706	3	116,499	22
VIS	58,301	1	320,179	61
ITRI	22,974	—	37,383	7
SSMC	5,678	—	20,671	4
Others	4,593	—	29,129	6

	$10,183,488	100	$523,861	100

Prepaid expense and other current asset
Prepaid rent—ITRI	$—	—	$42,664	2

Payables
Philips and its affiliates	$730,847	30	$499,331	24
VIS	653,876	26	548,472	26
WAFERTECH, LLC	617,751	25	817,616	39
SSMC	391,426	16	470	—
TSMC—Europe	29,520	1	54,601	3
TSMC—Japan	19,643	1	15,355	1
TSMC—North America	14,511	1	136,443	7
TSMC Technology	9,424	—	10,318	—

	$2,466,998	100	$2,082,606	100

Refundable deposits—VIS	$514,846	95	$750,788	97

Sales to related parties are based on normal selling prices and collection terms. The payables to WAFERTECH represent the purchase of finished goods. The purchase prices of finished goods were calculated in accordance with the related contractual agreements.

The Company has authorized its exclusive distributor, TSMC—North America, to promote semiconductor products in North America and South America starting January 2002. The selling prices to TSMC—North America are approximately 99% of those to third parties and are invoiced with thirty day payment terms, which is not significantly different from third parties.

17.    SIGNIFICANT LONG-TERM OPERATING LEASES

The Company leases land from the Science-Based Industrial Park Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$225,576 thousand. The agreements can be renewed upon their expiration.

Future remaining lease payments are as follows:

Year	Amount
2003	$225,576
2004	225,576
2005	225,576
2006	225,576
2007	225,576
2008 and thereafter	1,742,413

$2,870,293

18.    SIGNIFICANT COMMITMENTS AND CONTINGENCY AS OF DECEMBER 31, 2002

The Company’s commitments and contingency as of December 31, 2002 are as follows:

a.	Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, the Company shall pay technical assistance fees as a percentage of net sales, as defined in the agreement, of certain products. The agreement shall remain in force up to July 8, 2007 and thereafter be automatically renewed for successive periods of three years. Under the amended agreement, the fee is subject to deduction by the amounts the Company pays to any third party for settling any licensing/infringement issue after the first five-year period of the amended agreement, provided that the fee after reduction will not be below a certain percentage of the net selling price.

b.	Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of the Company’s production capacity.

c.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d.	Under several foundry agreements, the Company shall allocate a portion of its production output for sale to certain major customers from whom guarantee deposits of US$39,810 thousand had been received as of December 31, 2002.

e.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company to be named Systems on Silicon Manufacturing Company Pte Ltd. (SSMC) for the purpose of constructing an integrated circuit foundry in Singapore, and allow the Company to invest in 32% of SSMC’s capital. The Company and Philips committed to buy a specific percentage of the production capacity of SSMC. If any party defaults on the agreement and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party should compensate SSMC for all related unavoidable costs.

f.	The Company provides of technical services to SSMC under a Technical Cooperation Agreement (the “Agreement”) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling prices of specific products sold by SSMC. The Agreement remains in force for ten years and is automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g.	The Company provided guarantee on loans amounting to US$200,000 thousand, US$40,000 thousand and US$440,000 thousand for TSMC Development, Inc., TSMC- North America and WAFERTECH, LLC, respectively.

h.	Under a Technology Transfer Agreement with National Semiconductor Corporation (“National”) entered into on June 27, 2000, the Company shall receive payments for license of certain technology to National. The agreement will remain in force for ten years. After the initial expiration date, this agreement will be automatically renewed for successive periods of two years unless pre-terminated by either party under certain conditions. In January 2003, the agreement was amended such that National will discontinue making payments under the original terms and the Company will discontinue transferring any additional technology. The Company granted National the option to request additional technology transfers under the same terms and conditions of the original agreement through January 2008.

i.	The Company entered into a Manufacturing Agreement with Vanguard International Semiconductor Corp. (“VIS”). VIS agrees to reserve certain production capacity for the Company to manufacture certain logic devices or other technologies required by the Company’s customers at selling prices as agreed by the parties. The Company paid NT$1,200,000 thousand to VIS as security bond. VIS shall return portions of the bond without any interest to the Company upon the purchase of wafers by the Company. The contract will remain in force for five years.

j.	Starting from 2001, the Company entered into several license arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be paid in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability and a deferred charge to be amortized to cost of sales on a straight-line basis over the shorter of the estimated life of the technology or the term of the contract.

k.	Unused letter of credits as of December 31, 2002 were NT$6,480 thousand, ¥51,000 thousand, Euro€520 thousand and SG$85 thousand.

l.	As of December 31, 2002, unused credit lines for short-term loans were NT$7,930,000 thousand and US$337,500 thousand.

19.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for TSMC and investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchase from or sale to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees of which the Company exercises significant influence: Please see Table 8 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The relevant information for the derivative financial instruments entered into by the Company is as follows:

a)	Forward exchange contracts as of December 31, 2002

	Currency	Contract Amount (Thousand)	Fair Value (Thousand)		Settlement Date	Maturity (Thousand)
Sell	USD	$715,000	NT$	24,874,483	Jan. 2, 2003—Feb. 24, 2003	NT$	24,886,765
Buy	EUR	€89,000	NT$	3,231,707	Jan. 15, 2003—Mar. 14, 2003	NT$	3,234,260
Buy	JPY	¥4,274,850	NT$	1,249,159	Jan. 6, 2003—Jan. 15, 2003	NT$	1,250,394

As of December 31, 2002, receivables from forward exchange contracts (shown in the balance sheets as part of “other current assets” account) aggregate to NT$199,609 thousand, and payables from forward exchange contracts (shown in the balance sheets as part of “other current liabilities” account) aggregate to NT$17,538 thousand. The net exchange gain for the year ended December 31, 2002 was NT$1,522,383 thousand.

The net assets or liabilities hedged by the above forward exchange contracts are as follows:

Amount (Thousand)
Accounts receivable	US$ 487,905
Accounts payable	JP¥ 4,287,733
Accounts payable	EUR€49,026

b)	Interest rate swaps

The Company entered into interest rate swap contracts to hedge exposures from rising interest rates on its floating rate long-term loans. Interest expense on these transactions for the year ended December 31, 2002 were NT$261,107 thousand. Outstanding contracts as of December 31, 2002 were as follows:

Contract Date	Period	Amount (Thousand)
April 28, 1998	May 21, 1998—May 21, 2003	NT$	2,000,000
April 29, 1998	May 21, 1998—May 21, 2003	NT$	1,000,000
June 26, 1998	June 26, 1998—June 26, 2003	NT$	1,000,000
June 26, 1998	July 6, 1998—July 6, 2003	NT$	1,000,000
July 1, 1999	July 1, 1999—June 28, 2004	US$	11,429

c)	Option contracts

The Company entered into foreign currency option contracts to hedge risks of exchange rate fluctuations arising from its anticipated U.S. dollar cash receipts on export sales and its European and Yen currency obligations for purchases of machinery and equipment.

Outstanding option contracts as of December 31, 2002 were as follows:

Type	Contract	Currency	Contract Amount (Thousand)	Carrying Value	Fair Value (Thousand)	Strike Price	Maturity
European	Call option written	USD	$230,000	$—	($404,884)	32.78~33.22(US$/NT$)	Jan. 9, 2003— Feb. 25, 2003
European	Call option written	USD	$10,000	—	($3,652)	119.2(US$/JPY)	Jan. 30, 2003— Feb. 27, 2003
European	Put option written	EUR	€10,000	—	($1,596)	1.017(US$/EUR)	Jan. 30, 2003— Feb. 27, 2003

For the year ended December 31, 2002, the Company recognized premium income of NT$ 228,030 thousand and premium expense of NT$647,543 thousand.

d)	Transaction risk

i)	Credit risk. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company’s foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii)	Liquidity and cash flow requirements. The cash flow requirements on forward contracts are limited to the net differences between the current exchange rates and the contracted forward rates at the date of settlement. The cash flow requirements for interest rate swap contracts is limited to the amounts payable arising from the differences in the rates. In addition, options may not be exercised in the event the strike price is higher than the related market price at the exercise date. Management believes that the foregoing cash flow requirements are not material.

2) Fair	value of financial instruments

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivative financial instruments

Assets
Cash and cash equivalents	$61,656,795	$61,656,795	$33,403,706	$33,403,706
Receivables from related parties	10,183,488	10,183,488	523,861	523,861
Notes and accounts receivable	9,555,687	9,555,687	20,134,218	20,134,218
Long-term investments	34,978,495	38,909,570	32,869,391	36,333,066
Refundable deposits	543,469	543,469	772,912	772,912

Liabilities
Payables to related parties	2,466,998	2,466,998	2,082,606	2,082,606
Accounts payable	4,849,234	4,849,234	1,123,894	1,123,894
Payables to contractors and equipment suppliers	14,004,383	14,004,383	12,367,319	12,367,319
Bonds (includes current portion)	39,000,000	39,762,245	29,000,000	29,703,063
Other long-term payables	4,281,665	4,281,665	—	—
Guarantee deposits	1,395,066	1,395,066	7,210,972	7,210,972

Derivative financial instruments

Forward exchange contracts (buy)	38,369	26,089	—	—
Forward exchange contracts (sell)	143,702	139,913	(397,117)	(427,225)
Interest rate swaps	(23,994)	(164,342)	26,969	(343,088)
Option	(50,273)	(410,132)	(39,500)	(252,833)

Fair values of financial instruments were determined as follows:

a)	Short-term financial instruments—carrying values.

b)	Long-term investments—market value for traded companies and net equity value for non-trade companies.

c)	Refundable deposits and guarantee deposits—carrying values.

d)	Long-term liabilities—based on forecasted cash flows discounted at interest rates of similar long-term liabilities. Bonds payable is discounted to present value. Fair values of other long-term liabilities are also their carrying values as they use floating interest rate.

e)	Derivative financial instruments—based on quotations from banks.

The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

3)	Investment in Mainland China:

The Company filed an investment project with the Investment Commission of MOEA to establish a foundry in mainland China. As of January 16, 2003, the foregoing project has not been approved by the authority.

20.    SEGMENT FINANCIAL INFORMATION

a.	Gross export sales

Area	2002	2001
America	$86,045,821	$63,896,732
Asia and others	49,916,588	23,874,375
Europe	9,216,429	7,523,873

	$145,178,838	$95,294,980

The export sales information is based on amounts billed to customers with the region.

b.	Gross sales to major customer

Customers with sales exceeding 10% of the total sales are as follows:

	2002		2001
Customers	Amount	%	Amount	%
A Customer	$32,769,054	20	$21,789,769	17

The sales to A customer in 2002 were completed through TSMC—North America, due to the Company authorized its exclusive distributor through TSMC—North America, to promote semiconductor products in North America and South America starting January 2002.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

FINANCING PROVIDED

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousand)		Ending Balance (US$ in Thousand)		Interest Rate	Financing Reasons (Note 1)	Transaction Amounts	Reasons for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Amount Limits (US$ in Thousand)
													Item	Value
1	TSMC-BVI	TSMC Technology Inc.	Other receivables	$ (US$	536,372 15,434)	$ ( US$	536,372 15,434)	4.25%	2	$—	Operating capital	$—	—	$—	N/A	$ ( US$	34,334,852 987,968 (Note 2	) )

Note 1:	The No. 2 represents short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

ENDORSEMENT/GUARANTEE PROVIDED

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/Guarantee Provider	Counter-party		Limits on Each Counter-party’s Endorsement/ Guarantee Amounts	Maximum Balance for the Period (US$ in Thousand)		Ending Balance (US$ in Thousand)		Value of Collateral Property, Plant and Equipment (Note 3)	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)
0	TSMC	TSMC Development Inc.	3	(Note 4)	$ ( US$	9,313,804 268,000)	$ ( US$	6,950,600 200,000)	$—	2.37%	$59,768,660
		TSMC—North America	2		( US$	1,390,120 40,000)	( US$	1,390,120 40,000)	—	0.47%
		WAFERTECH, LLC	3		( US$	15,291,320 440,000)	( US$	15,291,320 440,000)	—	5.21%

Note 1:	30% of the issued capital of the Company.

Note 2:	The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.
The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

Note 3:	Promissory notes for collateral.

Note 4:	Not exceeding 10% of the issued capital of the Company, and also limited to the issued capital of the transaction entity, unless otherwise approved by Board of directors.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

MARKETABLE SECURITIES HELD

December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002				Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
TSMC	Stock
	TSMC—North America	Subsidiary	Long-term investment	11,000	$173,601	100	$921,883	The treasury stocks in amounts of NT$748,282 thousand are deducted from the carrying value.
	TSMC—Europe	Subsidiary	Long-term investment	—	13,670	100	13,670
	TSMC—Japan	Subsidiary	Long-term investment	6	94,258	100	94,258
	VIS	Investee	Long-term investment	556,133	2,415,297	25	4,326,719	The carrying value does not include prepayment for subscribed stock of NT$849,360 thousand.
	TSMC-BVI	Subsidiary	Long-term investment	987,968	22,265,157	100	22,265,157
	Chi Cherng Investment	Investee	Long-term investment	—	41,894	36	501,179	The treasury stocks in amounts of NT$459,285 thousand are deducted from the carrying value.
	Hsin Ruey Investment	Investee	Long-term investment	—	39,815	36	500,048	The treasury stocks in amounts of NT$460,233 thousand are deducted from the carrying value.
	TSMC Partners	Subsidiary	Long-term investment	300	3,753,733	100	3,940,495	The treasury stocks in amounts of NT$255,692 thousand are deducted from the carrying value.
	SSMC	Investee	Long-term investment	382	3,136,115	32	3,136,115
	Emerging Alliance Fund	Subsidiary	Long-term investment	—	767,239	99	767,239
	Taiwan Mask Corp.	—	Long-term investment	8,794	32,129	2	160,574
	United Technology Co., Ltd.	—	Long-term investment	16,783	193,584	11	280,931
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500	105,000	7	137,355
	W.K. Technology Fund IV	—	Long-term investment	5,000	50,000	2	59,866
	Ya Shin Technology	Subsidiary	Long-term investment	34,125	341,250	100	341,250
	Hon Tung Ventures Capital	—	Long-term investment	8,392	83,916	10	71,216
	Amkor Technology	—	Long-term investment	505	280,748	—	89,866
	Monolithic System Tech.	—	Long-term investment	470	104,289	2	214,949

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Crimson Asia Capital	—	Long-term investment	N/A		$41,988	N/A		$41,988
	Horizon Ventures	—	Long-term investment	N/A		195,452	N/A		195,452
TSMC—North America	Stock
	TSMC	Parent company	Long-term investment	12,692		748,282	—		610,434
Chi Cherng Investment	Stock
	TSMC	Parent company	Short-term investment	12,738		459,285	—		612,636
	Certificate
	Hsin Ruey Investment	Major shareholder	Long-term investment	—		900,109	64		900,109
Hsin Ruey Investment	Stock
	TSMC	Parent company	Short-term investment	12,762		460,233	—		613,782
	Certificate
	Chi Cherng Investment	Major shareholder	Long-term investment	—		902,137	64		902,137
TSMC-BVI	Stock
	InveStar Semiconductor Development Fund Inc.	Subsidiary	Long-term investment	45,000	US$	44,634	97	US$	44,634
	InveStar Semiconductor Development Fund (II) Inc.	Subsidiary	Long-term investment	51,300	US$	43,179	97	US$	43,179
	TSMC Development Inc.	Subsidiary	Long-term investment	1	US$	307,094	100	US$	307,094
	TSMC Technology Inc.	Subsidiary	Long-term investment	1	US$	2,321	100	US$	2,321
	3DFX Interactive Inc.	—	Long-term investment	68		—	—		—
VIS	Stock
	VIS Associates, Inc.	Subsidiary	Long-term investment	41,070		1,193,891	100		1,193,891
	PowerChip Semiconductor, Inc.	Investee	Long-term investment	191,671		2,100,716	7		2,100,716
	Etron Technology, Inc.	Investee	Long-term investment	4,859		101,839	2		101,839
	Walsin Technology, Inc.	Investee	Long-term investment	34,551		302,559	8		302,559
	MEGIC Corporation	Investee	Long-term investment	16,500		177,000	9		156,819
	Form Factor, Inc.	Investee	Long-term investment	267		64,360	1		64,360	The amount is shown in the carrying value.
	United Technology Co., Ltd.	Investee	Long-term investment	3,357		38,716	2		56,206
VIS Associates Inc.	Stock
	VIS Investment Holding, Inc.	Subsidiary	Long-term investment	63	US$	397	100	US$	397
	Equity
	Silicon Valley Equity Fund	—	Long-term investment	—	US$	7,317	34	US$	7,386
	Silicon Valley Equity Fund II	—	Long-term investment	—	US$	5,355	14	US$	5,355

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Equity certificate
	ABN AMRO Bank	—	Long-term investment	3,648	US$	817	—	US$	817
	Fund
	Grand Palace Trust	—	Long-term investment	—	US$	2,719	100	US$	2,719
VIS Investment Holding, Inc.	Stock
	VIS Micro, Inc.	Subsidiary	Long-term investment	200	US$	279	100	US$	279
TSMC Development, Inc.	Stock
	WAFERTECH, LLC	Subsidiary	Long-term investment	—	US$	326,609	99	US$	326,609
TSMC Partners	ADR
	TSMC	Parent company	Short-term investment	762	US$	7,357	—	US$	6,080
InveStar Semiconductor	Stock
Development Fund Inc.	Marvell Technology Group Ltd.	—	Short-term investment	3,413	US$	3,350	—	US$	69,181
	Silicon Laboratories	—	Short-term investment	9	US$	287	—	US$	202
	WGRD	—	Short-term investment	104	US$	625	—	US$	635
	Programmable Microelectronics, (Taiwan) Inc.	—	Long-term investment	1,580	US$	1,566	4	US$	1,566
	Divio	—	Long-term investment	30	US$	3	—	US$	3
	Global Test Corp.	—	Long-term investment	13,268	US$	5,176	12	US$	5,176
	Chipstrate Technologies, Inc.	—	Long-term investment	6,660	US$	300	1	US$	300
	Richtek Technology Corporation	—	Long-term investment	1,023	US$	346	1	US$	346
	Advanced Power Electronics, Corp.	—	Long-term investment	2,750	US$	1,345	3	US$	1,345
	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,809	—	US$	1,809
	Divio	—	Long-term investment	667	US$	500	—	US$	500
	SiRF Technology, Inc.	—	Long-term investment	306	US$	1,333	—	US$	1,333
	Capella Microsystems, Inc.	—	Long-term investment	300	US$	481	—	US$	481
	Sensory, Inc.	—	Long-term investment	1,404	US$	625	—	US$	625
	Equator Technologies, Inc.	—	Long-term investment	300	US$	258	—	US$	258
	LightSpeed Semiconductor Corporation	—	Long-term investment	2,252	US$	1,339	—	US$	1,339
	Tropian, Inc.	—	Long-term investment	1,758	US$	2,334	—	US$	2,334
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	—	US$	3,530
	Atheros, Inc.	—	Long-term investment	1,607	US$	3,593	—	US$	3,593
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	—	US$	853
	Formfactor, Inc.	—	Long-term investment	267	US$	2,000	—	US$	2,000
	Monolithic Power Systems, Inc.	—	Long-term investment	2,521	US$	2,000	—	US$	2,000

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	—	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	1,192	—	US$	1,192
	Signia Technologies, Inc.	—	Long-term investment	3,000	US$	300	—	US$	300
	Match Lab, Inc.	—	Long-term investment	1,875	US$	1,500	—	US$	1,500
	HINT Corporation	—	Long-term investment	1,000	US$	1,000	—	US$	1,000
	Ordius, Inc. (Creosys, Inc.)	—	Long-term investment	1,500	US$	450	—	US$	450
	Incentia Design Systems, Inc.	—	Long-term investment	286	US$	500	—	US$	500
	IP Unity	—	Long-term investment	1,008	US$	1,636	—	US$	1,636
InveStar Semiconductor	Stock
Development Fund (II) Inc.	WGRD	—	Short-term investment	105	US$	630	—	US$	640
	Procoat Technology	—	Long-term investment	3,500	US$	1,942	4	US$	1,942
	Richtek Technology Corporation	—	Long-term investment	845	US$	1,006	2	US$	1,006
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	487	US$	140	—	US$	140
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	1,117	2	US$	1,117
	Geo Vision, Inc.	—	Long-term investment	180	US$	129	—	US$	129
	EoNex Technologies, Inc.	—	Long-term investment	40	US$	2,024	—	US$	2,024
	Conwise Technology Co., Ltd.	—	Long-term investment	2,800	US$	1,930	—	US$	1,930
	Yi Yang Technology	—	Long-term investment	2,800	US$	967	—	US$	967
	Goyatek Technology Inc.	—	Long-term investment	1,740	US$	1,787	—	US$	1,787
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	864	—	US$	864
	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	—	US$	1,560
	Oepic, Inc.	—	Long-term investment	2,696	US$	1,240	—	US$	1,240
	Equator Technologies, Inc.	—	Long-term investment	770	US$	452	—	US$	452
	NanoAmp Solutions, Inc.	—	Long-term investment	250	US$	1,000	—	US$	1,000
	Signia Technologies, Inc.	—	Long-term investment	1,500	US$	150	—	US$	150
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	—	US$	1,261
	Monolithic Power Systems, Inc.	—	Long-term investment	804	US$	1,946	—	US$	1,946
	Ralink Technology, Inc.	—	Long-term investment	1,833	US$	1,500	—	US$	1,500
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	—	US$	3,082
	Newport Opticom, Inc.	—	Long-term investment	1,157	US$	810	—	US$	810
	Silicon Data, Inc.	—	Long-term investment	2,000	US$	1,000	—	US$	1,000
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	—	US$	1,500
	Capella Microsystems, Inc.	—	Long-term investment	800	US$	200	—	US$	200
	Angstron Systems, Inc.	—	Long-term investment	1,567	US$	750	—	US$	750
	Tropian, Inc.	—	Long-term investment	1,464	US$	2,000	—	US$	2,000
	SiRF Technology, Inc.	—	Long-term investment	20	US$	131	—	US$	131
	LeadTONE, Inc.	—	Long-term investment	680	US$	238	—	US$	238
	Match Lab, Inc.	—	Long-term investment	313	US$	250	—	US$	250
	eBest, Inc.	—	Long-term investment	185	US$	97	—	US$	97
	Kilopass Technology, Inc.	—	Long-term investment	3,887	US$	2,000	—	US$	2,000

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Bond
	eBest, Inc.	—	Long-term investment	—	US$	24	—	US$	24
Emerging Alliance Fund	Stock
	Global Investment Holding, Inc.	Investee	Long-term investment	10,000		$100,000	6		$100,000
	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	467	US$	1,000	1	US$	1,000
	Pixim, Inc.	—	Long-term investment	833	US$	2,500	3	US$	2,500
	Newport Opticom, Inc.	—	Long-term investment	962	US$	1,000	6	US$	1,000
	NetLogic Microsystems, Inc.	—	Long-term investment	602	US$	1,850	1	US$	2,932
	Ikanos Communication, Inc.	—	Long-term investment	1,741	US$	1,500	2	US$	1,500
	Quicksilver Technology, Inc.	—	Long-term investment	1,475	US$	2,338	4	US$	2,338
	Litchfield Communications	—	Long-term investment	3,799	US$	1,000	6	US$	1,000
	Mosaic Systems	—	Long-term investment	2,481	US$	500	6	US$	500
	Accelerant Networks	—	Long-term investment	441	US$	1,000	1	US$	1,000
	Zenesis Technologies	—	Long-term investment	861	US$	500	4	US$	500
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	5	US$	1,500
	Iridigm Display	—	Long-term investment	305	US$	502	2	US$	502
	Spreadtrum	—	Long-term investment	—	US$	1,000	—	US$	1,000	Prepayment for subscribed stock
	XHP Microsystem	—	Long-term investment	2,279	US$	750	6	US$	750

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Acquiring on Selling Company Name	Type and Name of Marketable Security	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance
					Shares (Thousand)	Amount (US$ in Thousand)		Shares (Thousand)	Amount (US$ in Thousand)		Shares (Thousand)	Amount (US$ in Thousand)		Carrying Value (US$ in Thousand)		Gain (Loss) on Disposal (US$ in Thousand)		Shares (Thousand)	Amount (US$ in Thousand) (Note 1)
TSMC	Stock
	SSMC	Long-term investment	SSMC	Investee	301		$2,907,967	81		$1,421,846	—		$—		$—		$—	382		$3,136,115
	TSMC-BVI	Long-term investment	TSMC-BVI	Subsidiary	779,968		19,987,814	208,000		7,280,000	—		—		—		—	987,968		22,265,157
	Monolithic System Tech.	Long-term investment	Monolithic System Tech.	Investee	—		—	470		104,289	—		—		—		—	470		104,289
	Emerging Alliance Fund	Long-term investment	Emerging Alliance Fund	Subsidiary	—		741,617	—		168,615	—		—		—		—	—		767,239
	VIS	Long-term investment	VIS	Investee	556,133		3,377,526	121,338 (Note 2)		849,360 (Note 2)	—		—		—		—	677,471		3,264,657
	Ya-Shin Technology	Long-term investment	Ya-Shin Technology	Subsidiary	—		—	34,125		341,250	—		—		—		—	34,125		341,250
TSMC—BVI	Stock
	TSMC Development Inc.	Long-term investment	TSMC Development Inc.	Subsidiary	1	US$	201,231	—	US$	208,000	—		—		—		—	1	US$	307,094
	InveStar Semiconductor Development Fund (II) Inc.	Long-term investment	InveStar Semiconductor Development Fund (II) Inc.	Subsidiary	45,000	US$	45,766	6,300	US$	6,300	—		—		—		—	51,300	US$	43,179
TSMC Development Inc.	WaferTech, LLC	Long-term investment	WaferTech, LLC	Subsidiary	—	US$	226,541	—	US$	120,000	—		—		—		—	—	US$	326,609
VIS	Bond fund
	Yuan Da Duo Li #2	Short-term investment	—	—	26,278		350,000	33,108		450,000	59,386		807,970		800,000		7,970	—		—
	Da-Hua	Short-term investment	—	—	—		—	70,860		850,000	70,860		853,974		850,000		3,974	—		—
	THE TP ROC	Short-term investment	—	—	25,923		350,000	—		—	25,923		356,458		350,000		6,458	—		—
	NITC	Short-term investment	—	—	—		—	3,814		580,000	3,814		582,977		580,000		2,977	—		—
	JIHSUN	Short-term investment	—	—	—		—	43,630		550,000	43,630		554,407		550,000		4,407	—		—
	Tung Yi Chian Pang	Short-term investment	—	—	28,409		400,000	—		—	28,409		402,869		400,000		2,869	—		—
VIS Associates Inc.	Equity certificate
	ABN AMRO Bank	Long-term investment	—	—	23,168	US$	10,047	1,194	US$	536	20,714	US$	14,806	US$	9,766	US$	5,706	3,648	US$	817
		(Note 3)													(Note 4)

Note 1: The	ending balance included the recognition of the investment income (loss) by the equity method and the accumulated translation adjustment.

Note 2: Prepayment	for the subscribe stock

Note 3: This	equity certificate had been reclassified from short-term investment to long-term investment starting from July 2002.

Note 4: The	total book value for sale is US$9,100 thousand and with the unrealized loss on long-term investment is US$666 thousand.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
TSMC	Fab 12	June 19, 2002	$263,000	By the construction progress	Mandartech Interiors, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		July 11, 2002	137,402	By the construction progress	UISC	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		August 6, 2002	124,775	By the construction progress	Meissner & Wurst	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		November 15, 2002	244,654	By the construction progress	Fu Tsu Construction Co, Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 14	April 9, 2002	135,000	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		April 12, 2002	109,880	By the construction progress	Great Construction System, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		June 24, 2002	984,995	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchase/Sale	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total
TSMC	TSMC—North America	Subsidiary	Sales	($94,433,401)	(57)	30 days from invoice date	(See Note 16)	(See Note 16)	$9,739,236	96
	Philips and its affiliates	Major shareholder	Sales	(2,909,008)	(2)	30 days from invoice date	None	None	352,706	3
	WAFERTECH, LLC	Subsidiary	Purchase	9,955,154	41	30 days from monthly closing date	(See Note 16)	(See Note 16)	(617,751)	(25)
	VIS	Investee	Purchase	3,469,198	14	45 days from monthly closing date	None	None	(653,876)	(26)
	SSMC	Investee	Purchase	2,751,297	11	30 days from invoice date	None	None	(391,426)	(16)

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
TSMC	TSMC—North America	Subsidiary	$9,739,236	18 days	$3,709,733	Accelerate demand on accounts receivable	$2,155,511	$—
	Philips and its affiliates	Major shareholder	352,706	29 days	55,050	Accelerate demand on accounts receivable	69,090	—

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2002			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
				December 31, 2002	Dec. 31, 2001	Shares (Thousand)	Percentage of Ownership	Carrying Value (Note 1)
TSMC	TSMC—North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178	11,000	100	$173,601	$140,654	$139,021	Subsidiary
	TSMC—Europe	Amsterdam, The Netherlands	Marketing and engineering support	2,960	2,960	—	100	13,670	(1,615)	1,615	Subsidiary
	TSMC—Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760	6	100	94,258	3,145	6,045	Subsidiary
	VIS	Hsin-Chu, Taiwan	IC Design and manufacturing	6,503,640 (Note 3)	6,503,640	556,133	25	2,415,297 (Note 3)	(3,250,831)	(821,771)	Investee
	TSMC—BVI	Tortola, British Virgin Islands	Investment	31,445,780	24,165,780	987,968	100	22,265,157	(4,714,203)	(4,714,203)	Subsidiary
	Chi Cherng Investment	Taipei, Taiwan	Investment	300,000	100,000	—	36	41,894	13,821	13,122	Investee
	Hsin Ruey Investment	Taipei, Taiwan	Investment	300,000	100,000	—	36	39,815	12,533	6,632	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	3,753,733	924,362	993,292	Subsidiary
	SSMC	Singapore	Manufacturing wafers	6,408,190	4,986,344	382	32	3,136,115	(3,609,569)	(1,155,076)	Investee
	Emerging Alliance Fund	Cayman Islands	Investment	1,005,660	837,045	—	99	767,239	(142,865)	(142,151)	Subsidiary
	Ya-Shin Technology	Taipei, Taiwan	Electronic manufacturing	341,250	—	34,125	100	341,250	—	—	Subsidiary

Note 1:	The treasury stocks are not deducted from the carrying values.

Note 2:	The gain from sales of treasury stock, which was transferred to capital surplus, is not deducted from the investment gain (loss) was in amount of NT$43,036 thousand.

Note 3:	The amount has not included the prepayment for the subscribed shares of 121,338 shares with total amount of NT$849,360 thousand.

Taiwan Semiconductor Manufacturing Company Ltd., and

Vanguard International Semiconductor Corporation

Combined Financial Statements as of December 31, 2002

Together with Independent Accountants’ Report

Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers’ convenience. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Representation Letter

The combined balance sheet as of December 31, 2002 and the combined statement of income for the year ended December 31, 2002 of Taiwan Semiconductor Manufacturing Co., Ltd. and Vanguard International Semiconductor Corporation are in conformity with the requirements on public companies and their affiliates, taken as a whole, of Securities and Futures Committee (SFC) in the Republic of China (ROC), the ROC regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

The accounting records underlying the combined balance sheet and the combined statement of income accurately and fairly reflect, in reasonable detail, the transactions of the Taiwan Semiconductor Manufacturing Company, Ltd., its consolidated affiliates and Vanguard International Semiconductor Corporation. There are no plans or intentions that may materially affect the carrying values or classifications of assets and liabilities.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING

    COMPANY LTD.

By

MORRIS CHANG

Chairman

English Translation of a Report Originally Issued in Chinese

Independent Accountants’ Report

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Ltd.

We have reviewed the combined balance sheet as of December 31, 2002 and the related combined statement of income for the year then ended of Taiwan Semiconductor Manufacturing Company Ltd. and Vanguard International Semiconductor Corporation. Our reviews were made in accordance with the Guidelines for the Review of Combined Financial Statements of Affiliates. It is substantially less in scope than an examination in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the combined balance sheet and the combined statement of income taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the combined balance sheet and the combined statement of income referred to above in order for them to be in conformity with “Regulations Governing the Preparation of Affiliates’ Combined Operating Report, Combined Financial Statements and Relationship Report” in the Republic of China (ROC), and the ROC regulation governing the preparation of financial statements of public company and the ROC generally accepted accounting principles.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 30, “Accounting for Treasury Stock” on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock. The adoption of SFAS No. 30 resulted in the decrease of long-term investments and simultaneous increase of the book value of treasury stock by NT$1,923,492 thousand as of December 31, 2002. Furthermore, net income increased by NT$25,909 thousand for the year ended December 31, 2002.

T N Soong & Co

An Associate Member Firm of Deloitte Touche Tohmatsu

    Effective April 22, 2002

(Formerly a Member Firm of Andersen Worldwide, SC)

Taipei, Taiwan

The Republic of China

January 16, 2003

Notice to Readers

The accompanying combined financial statements were not prepared with a view to comply with the published guidelines of the United States Securities and Exchange Commission or the American Institute of Certified Public Accountants (“AICPA”) and have not been examined or otherwise reported upon under AICPA guidelines. They are not presented in accordance with generally accepted accounting principles in the United States of America for consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND

VANGUARD INTERNATIONAL SEMICONDUCTOR CORPORATION

COMBINED BALANCE SHEET

December 31, 2002

(In Thousand New Taiwan Dollars, Except Par Value)

A S S E T S	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 5)	$73,165,758	18
Short-term investments (Notes 2 and 6)	170,012	—
Receivables from related parties (Note 21)	381,812	—
Notes receivable	60,664	—
Accounts receivable (Note 24)	20,131,799	5
Allowance for doubtful receivables (Note 2)	(1,016,923)	—
Allowance for sales returns and others (Note 2)	(2,456,986)	(1)
Inventories—net (Notes 2 and 7)	12,970,416	3
Deferred income tax assets (Notes 2 and 17)	3,412,940	1
Prepaid expenses and other current assets (Notes 21 and 24)	3,470,885	1

Total Current Assets	110,290,377	27

LONG-TERM INVESTMENTS(Notes 2, 3, 8 and 19)	11,349,920	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9 and 13)
Cost
Land and land improvements	874,907	—
Buildings	84,376,642	21
Machinery and equipment	377,256,106	91
Office and other equipment	7,744,848	2

Total cost	470,252,503	114
Accumulated depreciation	(242,369,570)	(59)
Advance payments and construction in progress	29,157,931	7

Net Property, Plant and Equipment	257,040,864	62

GOODWILL (Note 2)	10,158,845	2

OTHER ASSETS
Deferred income taxes assets (Notes 2 and 17)	13,153,131	3
Deferred charges—net (Notes 2 and 10)	9,921,646	3
Refundable deposits	45,245	—
Idle assets—net (Note 2)	386,317	—
Assets leased to others (Note 2)	87,246	—
Miscellaneous	34,709	—

Total Other Assets	23,628,294	6

TOTAL ASSETS	$412,468,300	100

LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%
CURRENT LIABILITIES
Short-term bank loans (Note11)	$1,283,000	—
Commercial paper (Note12)	1,080,000	—
Payable to related parties (Note 21)	1,167,437	—
Accounts payable (Note 24)	5,786,264	1
Payable to contractors and equipment suppliers	14,414,639	4
Accrued expenses and other current liabilities (Note 24)	7,205,454	2
Current portion of long-term debt (Notes 9, 13, 14 and 15)	15,572,189	4

Total Current Liabilities	46,508,983	11

LONG-TERM LIABILITIES
Long-term bonds payables (Note 14)	36,100,000	9
Long-term bank loans (Note 13)	16,384,413	4
Other long-term payables (Note 15)	4,281,665	1
Obligation under capital lease (Notes 2 and 9)	290,416	—

Total Long-term Liabilities	57,056,494	14

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	2,550,918	1
Guarantee deposits (Note 23)	1,399,846	—
Deferred gain on sale and leaseback (Note 2)	114,928	—
Other	177,256	—

Total Other Liabilities	4,242,948	1

MINORITY INTEREST IN AFFILIATES (Note 2)	8,806,668	2

Total Liabilities	116,615,093	28

SHAREHOLDERS’ EQUITY (Notes 2 and 18)
Capital stock—$10 par value
Authorized: 24,600,000 thousand shares
Issued: Preferred—1,300,000 thousand shares	13,000,000	3
Common—18,622,887 thousand shares	186,228,867	45
Capital surplus
Merger and others (Note 2)	56,961,753	14
Treasury stock (Notes 3 and 19)	43,036	—
Retained earnings:
Appropriated as legal reserve	18,641,108	5
Unappropriated earnings	22,151,089	5
Unrealized loss on long-term investments (Note 2)	(194,283)	—
Cumulative translation adjustments (Note 2)	945,129	—
Treasury stock (at cost)—42,001 thousand shares (Notes 2, 3 and 19)	(1,923,492)	—

Total Shareholders’ Equity	295,853,207	72

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$412,468,300	100

The accompanying notes are an integral part of the combined financial statements.

(With T N Soong & Co review report dated January 16, 2003)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD., AND

VANGUARD INTERNATIONAL SEMICONDUCTOR CORPORATION

COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2002

(In Thousand New Taiwan Dollars, Except Combined Earnings Per Share)

	Amount	%
GROSS SALES (Notes 2, 21 and 25)	$171,038,907

SALES RETURNS AND ALLOWANCES (Note 2)	(4,236,258)

NET SALES	166,802,649	100

COST OF SALES (Note 21)	118,054,595	71

GROSS PROFIT	48,748,054	29

OPERATING EXPENSES (Notes 21 and 25)
Research and development	11,890,880	7
General and administrative	7,237,899	5
Marketing	2,225,936	1

Total Operating Expenses	21,354,715	13

INCOME FROM OPERATIONS	27,393,339	16

NON-OPERATING INCOME (Notes 21 and 25)
Interest	1,146,375	1
Gain on reversal of inventory reserve (Note 2)	793,424	1
Royalty income (Note 23)	527,126	—
Gain on sales of property, plant and equipment (Note 2)	278,896	—
Technical service income (Notes 21 and 23)	162,149	—
Gain on sales of short-term investments—net (Note 2)	99,215	—
Other	295,835	—

Total Non-Operating Income	3,303,020	2

NON-OPERATING EXPENSES (Note 25)
Interest (Notes 2, 9 and 24)	3,095,841	2
Permanent loss on long-term investments (Note 2)	907,596	1
Investment loss recognized by equity method—net (Notes 2 and 8)	836,221	1
Loss on sales of and provision for loss on property, plant and equipment (Note 2)	531,626	—
Premium expense from option contracts—net (Notes 2 and 24)	419,513	—

(Forward)

English Translation of Financial Statements Originally Issued in Chinese

	Amount	%
Casualty loss—net (Note 2)	$119,485	—
Foreign exchange loss—net (Notes 2 and 24)	106,045	—
Loss on sales of long-term investments—net (Note 2)	80,405	—
Amortization of issuance costs of bonds (Note 2)	18,523	—
Other	81,792	—

Total Non-Operating Expenses	6,197,047	4

INCOME BEFORE INCOME TAX (Note 25)	24,499,312	14

INCOME TAX EXPENSE (Notes 2 and 17)	(5,342,872)	(3)

INCOME BEFORE MINORITY INTEREST	19,156,440	11

MINORITY INTEREST IN LOSS OF AFFILIATES (Notes 2 and 25)	2,453,851	2

COMBINED NET INCOME	$21,610,291	13

	Income Before Income Tax	Combined Net Income
EARNINGS PER SHARE (Note 20)
Basic earnings per share	$1.29	$1.14

Diluted earnings per share	$1.29	$1.14

The accompanying notes are an integral part of the combined financial statements.

(With T N Soong & Co review report dated January 16, 2003)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.,

AND VANGUARD INTERNATIONAL SEMICONDUCTOR CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”), a Republic of China corporation, was incorporated as a venture among the government of the Republic of China, acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). In October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange in the form of American Depositary Shares. The shares of Vanguard International Semiconductor Corporation (VIS), TSMC’s 25% owned affiliate, have been listed on the Republic of China (ROC) Over-the-Counter Securities Exchange since March 25, 1998.

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks. VIS is engaged mainly in the researching, designing, developing, manufacturing, packaging, testing and selling of memory integrated circuits, large scale integrated ICs, extra large scale integrated ICs and related parts.

Notice to Readers

The combined financial statements include the consolidated accounts of TSMC plus the accounts of VIS, which is not a consolidated subsidiary of TSMC. TSMC’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, would not include the assets, liabilities, shareholders’ equity, revenues or expenses of VIS.

TSMC has six direct wholly-owned subsidiaries, namely, TSMC North America (TSMC-North America), Taiwan Semiconductor Manufacturing Company Europe B.V (TSMC-Europe), TSMC Japan K. K. (TSMC-Japan), TSMC International Investment Ltd. (TSMC International), TSMC Partners Ltd. (TSMC Partners), Ya Xin Technology, Inc. (Ya Xin), a 99.5% owned subsidiary, Emerging Alliance Fund, LP (Emerging Alliance) and two 36% owned affiliates—Chi Cherng Investment Co., Ltd. (Chi Cherng, which is 36% owned by TSMC and 64% owned by Hsin Ruey Investment Co., Ltd.) and Hsin Ruey Investment Co., Ltd. (Hsin Ruey, which is 36% owned by TSMC and 64% owned by Chi Cherng). TSMC International has two wholly-owned subsidiaries—TSMC Development, Inc. (TSMC Development), TSMC Technology, Inc. (TSMC Technology), and two 97%-owned subsidiaries—InveStar Semiconductor Development Fund, Inc. (InveStar) and InveStar Semiconductor Development Fund, Inc. (II) LDC (InveStar II). TSMC Development has a 99.7% owned subsidiary, WaferTech, LLC (WaferTech). VIS has three direct and indirect wholly-owned subsidiaries, namely, VIS Associates, Inc., VIS Investment Holding, Inc. and VIS Micro, Inc.

TSMC established Ya Xin in November 2002 and subsequently signed a merger agreement with Global UniChip Corp. (Global UniChip) in December 2002. The merger was effective on January 4, 2003 and Global UniChip is the surviving company. TSMC holds 52% of Global UniChips’ shares after the completion of the merger.

The following diagram presents information regarding the relationship and ownership percentages among TSMC, VIS and their affiliates as of December 31, 2002:

TSMC-North America is engaged in the sales and marketing of integrated circuits and semiconductor devices. TSMC-Europe, TSMC-Japan, TSMC Development and TSMC Technology are engaged mainly in marketing and engineering support activities. TSMC Partners, Chi Cherng and Hsin Ruey are engaged in investments. Ya Xin is engaged in design of integrated circuits. TSMC International is engaged in providing investment in companies involved in design, manufacture, and other related business in semiconductor industries. Emerging Alliance, InveStar and InveStar II are engaged in investing in new start-up companies in the fields of high-technology. WaferTech is engaged in the manufacturing, selling, testing and designing of integrated circuits and other semiconductor devices. VIS’ subsidiaries are mainly engaged in marketing, researching, developing and investing affairs.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Combination

All significant intercompany balances and transactions have been eliminated in these combined financial statements. The combined financial statements include, as of and for the year ended December 31, 2002, the accounts of all majority (directly and indirectly) owned subsidiaries of TSMC and VIS (TSMC’s 25% owned affiliate), whom TSMC exercises significant influence on. TSMC and the foregoing subsidiaries and affiliates are hereinafter referred to collectively as the “Company”.

The respective total assets and revenues of VIS Associates, Inc. and its subsidiaries, which are subsidiaries of VIS, are less than 10% of those of VIS; therefore, the accounts of these entities are not included in VIS’ combined financial statements.

Minority interests in the aforementioned affiliates are presented separately in the combined financial statements.

Cash and cash equivalents

Government bonds acquired under agreements that provide for their repurchase within less than three months from date of purchase are classified as cash equivalents.

Short-term investments

Short-term investments are carried at the lower of cost or market value. The costs of investments sold are determined using the specific identification method.

Allowance for doubtful receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of accounts receivables.

Sales and sales returns and allowances

Sales are recognized when titles of products and risks of ownerships are transferred to customers, primarily upon shipment. Allowance and related provisions for sales returns and others are estimated based on historical experience. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process, and replacement value for raw materials, supplies and spare parts.

Long-term investments

Investments in shares of stock of companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method. The Company’s proportionate share in the net income or net loss of investee companies are recognized as components of the “Investment income/loss recognized by equity method-net” account. The Company adopted Statements of Financial Accounting Standards (“SFAS”) No. 30, “Accounting for Treasury Stock” on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock. The recorded value of treasury stock is based on the carrying values of the short/long-term investments on the subsidiaries’ books as of January 1, 2002.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in equity investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to “capital surplus” as well as the “long-term investments” accounts. In the event an investee has an accumulated deficit, it will record an offset to its capital surplus, excluding the reserve for asset revaluation, through retained earnings. The Company will also record a corresponding entry equivalent to its proportionate share of the investee capital surplus, excluding the reserve for asset revaluation that was generated subsequent to any acquisition of equity interest in the investee.

Other stock investments are accounted for using the cost method. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized neither as investment income nor increase of long-term investment but recorded only as an increase in the number of shares held. An allowance is recognized for any decline in the market value of investments using quoted market prices with the corresponding amount debited to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value. The carrying values of investments with no quoted market price are reduced to reflect other than temporary declines in their values with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of cost or net asset value (NAV). An allowance is recognized when the cost of the funds are lower than their net asset values, with the corresponding amount debited to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

Investment in convertible notes and stock purchase warrants are carried at cost.

The costs of investments sold are determined using the weighted-average method.

If an investee company has an unrealized loss on a long-term investment evaluated using the lower-of-cost-or-market method, the Company recognizes a corresponding unrealized loss in proportion to its equity interest and records the amount as a component of its own shareholders’ equity.

Gain or loss on transactions with investee companies wherein the Company owned at least 20% of the outstanding common stock but less than a controlling interest are deferred in proportion to the ownership percentage until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties. Gains or losses from sales by investee companies to the Company are deferred in proportion to the ownership percentage until realized through transactions with third parties.

Property, plant and equipment, assets leased to others and idle assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Idle assets are stated at the lower of book value or net realized value. Significant additions, renewals, betterments and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Property, plant and equipment covered by agreements qualifying as capital leases are carried at the lower of the present value of future minimum rent payments, or the market value of the property at the inception date of the lease. The lessee’s periodic rent payment includes the purchase price of the leased property and the interest expense.

Depreciation is computed using the straight-line method over these estimated service lives, which range as follows: Land improvements—20 years, buildings—5 to 20 years; machinery and equipment—5 years; and office and other equipment—2 to 7 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired and the difference between the investment cost and the Company’s proportionate share in the net assets of acquired investee companies. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred charges

Deferred charges consist of software and system design costs, technology know-how, bond issuance and financing costs, and technology license fees. The amounts are amortized as follows: Software and system design costs—3 years, technology know-how—5 years; bond issuance and financing costs—the term of the bonds and related line of credit; technology license fee—the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension costs

Net periodic pension costs are recorded on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gain are amortized over 25 years by TSMC and 26 years by VIS.

Deferred gain on sales and leaseback

The gain on the sale of property that it simultaneously leased back is deferred by the Company. This deferred gain on sales and leaseback transactions is amortized as follows: (a) operating leases—adjustment of rental expenses over the term of the leases and (b) capital leases—adjustment of depreciation expenses over the estimated useful life of the property or the term of the lease; whichever is shorter.

Casualty loss

Casualty loss consists of the accrued loss caused by the earthquake on March 31, 2002 less the estimated insurance compensation.

Income tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and operating loss carry forwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as current or non-current based on the expected length of time before it is realized.

Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, investments in important technology-based enterprise are recognized using the current method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

As of January 1, 1998, income taxes on unappropriated earnings (excluding the foreign combined entity) of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year incurred.

Derivative financial instruments

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rate at the balance sheet date and the resulting differences are recognized in charged to income. Also, the receivables and payables related to the forward contract are netted with the resulting amount presented as either an asset or a liability.

The Company enters into currency swap contracts to manage exposures to changes in the foreign exchange rate on existing assets and liabilities. These transactions are accounted for on an accrual basis, in which a cash settlement receivable or payable is recorded as an adjustment to interest income or expenses.

The Company enters into interest rate swap transactions to manage exposures from changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized to income on a straight-line basis over the term of the related contract.

Foreign-currency transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transaction occurs. Gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At year-end, foreign-currency assets and liabilities are revalued at the prevailing exchange rate with the resulting gain or loss recognized in current operations.

Translation of foreign-currency financial statements

ROC Financial Accounting Standards (FAS) No. 14, “Accounting for Foreign-Currency Transactions,” applies to foreign subsidiaries that use the local foreign currency as its functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities—current rate on balance sheet date; shareholders’ equity—historical rate; income and expenses—weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

3.    NEW ACCOUNTING PRONOUNCEMENTS

In accordance with the Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock” and other relevant regulations from Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by subsidiaries from short/long-term investments to treasury stock. The reclassification is based on the carrying value of NT$2,115,695 thousand as recorded by the subsidiaries as of January 1, 2002. The adoption of SFAS No. 30 resulted in the decrease of long-term investments and the increase of treasury stock by NT$1,923,492 thousand as of December 31, 2002, and an increase in net income for the year ended December 31, 2002 by NT$25,909 thousand.

4.    SIGNIFICANT ELIMINATION ENTRIES

Significant transactions and balances with affiliates that have been eliminated upon combination are as follows:

Company	Account	Amount	Transaction Entity
TSMC	Payable to related parties	$ 653,876	VIS
		617,751	WaferTech
		29,520	TSMC-Europe
		19,643	TSMC-Japan
		14,511	TSMC-North America
		9,424	TSMC Technology
	Receivable from related parties	9,739,236	TSMC-North America
		58,301	VIS
		4,545	TSMC Technology
	Refundable deposits	514,846	VIS
	Sales	94,433,401	TSMC-North America
		92,119	VIS
		1,152	WaferTech
	Purchases	9,955,154	WaferTech
		3,469,198	VIS
	Marketing expenses—commissions	208,226	TSMC-Japan
		132,086	TSMC-Europe
	Other revenue	1,635	WaferTech
TSMC International	Notes receivable	347,530	TSMC Technology
	Interest receivable	188,842	TSMC Technology
	Royalty income	455,778	TSMC Technology
	Interest revenue	26,660	TSMC Technology
TSMC Partners	Notes receivable	10,666,619	TSMC International
	Deferred revenue	9,398,140	TSMC International
	Royalty income	607,669	TSMC International
	Interest income	345,620	TSMC International
TSMC Technology	Accounts receivable	4,986	WaferTech
	Deferred revenue	13,356	TSMC Development
	Management service income	27,331	WaferTech
	Technical service income	14,758	TSMC Development
WaferTech	Deferred charges	31,278	TSMC Technology
	Administrative expense	34,563	TSMC Technology

5.    CASH AND CASH EQUIVALENTS

2002
Cash and bank deposits	$70,109,524
Government bonds acquired under repurchase agreements	3,056,234

$73,165,758

6.    SHORT TERM INVESTMENTS

2002
Listed stocks	$170,012

Market value	$2,455,582

The market values of listed stocks as of December 31, 2002 were based on the average closing price for the month of December 2002.

7.    INVENTORIES—NET

2002
Finished goods	$4,752,138
Work in process	10,299,342
Raw materials	557,279
Supplies and spare parts	1,239,407

16,848,166
Less—allowance for losses	(3,877,750)

$12,970,416

8.    LONG-TERM INVESTMENTS

	2002
	Carrying Value	% of Owner- Ship

Shares of stock

Equity method:
Non-publicly traded stock
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	$3,136,115	32
VIS Associates Inc.	1,217,065	100

	4,353,180

Cost method:
Common stock
Publicly traded stock
Monolithic System Tech.	104,289	2
Amkor Technology	280,748	—
Taiwan Mask	32,129	2
PowerChip Semiconductor, Inc.	2,513,378	7
Etron Technology Inc.	216,852	2
Non-publicly traded stock
Walsin Advanced Electronics	302,559	8
United Technology	232,300	13
Global Testing Corp. (GTC)	179,882	10
Megic	177,000	9
Shin-Etsu Handotai Taiwan Co. Ltd.	105,000	7

(Forward)

	2002
	Carrying Value	% of Owner- Ship

Global Investment Holding	$100,000	6
Hong Tung Venture Capital	83,916	10
EoNEX Technologies, Inc.	70,305	6
Procoat Technology, Inc.	67,490	12
Conwise Technology Corp. Ltd.	67,039	14
FormFactor, Inc.	64,360	1
Goyatek Technology, Inc.	62,104	8
Programmable Microelectronics (Taiwan) Corp.	59,358	4
W.K. Technology, Fund IV	50,000	2
RichTek Technology Corp.	46,986	9
APE	46,743	6
Auden Technology MFG. Co., Ltd.	38,819	4
Yi Yang Technology	33,606	9
TrendChip Technologies Corp.	29,992	5
ChipStrate Technology, Inc.	10,426	9
GeoVision, Inc.	4,518	2
Divio, Inc.	104	—

	4,979,903

Preferred stock
Non-publicly traded stock
Sonics, Inc.	229,787	10
Tropian, Inc.	150,620	5
Reflectivity, Inc.	146,262	15
Monolithic Power Systems, Inc.	137,135	16
Atheros Communications, Inc.	124,868	3
Memsic, Inc.	106,344	23
Pixim, Inc.	87,845	3
Quicksilver Technology	82,153	4
FormFactor, Inc.	69,506	1
Kilopass Technologies, Inc.	69,506	18
NetLogic Microsystems	65,005	1
NanoAmp Solutions, Inc.	64,397	4
Newport Opticom, Inc.	63,288	15
Integrated Memory Logic, Inc.	62,868	12
Match Lab, Inc.	60,818	11
IP Unity	56,856	2
Ikanos Communication	52,707	2
Ralink Technologies, Inc.	52,130	6
SiRF Technology Holdings, Inc.	50,878	1
LightSpeed Semiconductor Corp.	46,534	3
Advanced Analogic Technology, Inc.	43,824	2
OEpic, Inc.	43,094	7
Accelerant Networks	35,138	1
Litchfield Communications	35,138	6

(Forward)

	2002
	Carrying Value	% of Owner- Ship

Quake Technologies, Inc.	$35,138	1
Spreadtrum	35,138	—
HiNT Corp.	34,753	5
Silicon Data, Inc.	34,753	7
XHP Microsystem	26,353	6
Angstron Systems, Inc.	26,065	7
Equator Technologies, Inc.	24,675	2
Capella Microsystems, Inc.	23,667	12
Sensory, Inc.	21,720	5
Iridigm Display	17,639	2
Mosaic Systems	17,569	6
Zenesis Technologies	17,569	4
Divio, Inc.	17,377	4
Incentia Design Systems, Inc.	17,377	2
Oridus, Inc. (CreOsys, Inc.)	15,639	8
Signia Technologies, Inc.	15,639	12
LeadTONE Wireless, Inc.	8,270	6
eBest!, Inc.	3,370	1

	2,329,412

Convertible note
eBest!, Inc.	834	—

Funds

Horizon Ventures	195,452	—
Crimson Asia Capital	41,988	—

	237,440

Less—allowance for losses	(550,849)

	$11,349,920

The carrying value of the investments accounted for using the equity method and the related investment gains or losses were determined based on the audited financial statements of the investees in the same year. The investment gain and loss of investee companies consist of the following:

2002
SSMC	($1,155,076)
VIS Associates Inc.	318,855

($836,221)

The market values and net assets values of the Company’s long-term investments are as follows:

2002
Market value of publicly traded stocks	$2,667,944
Equity in the net assets of non-publicly traded stocks	8,644,956
Net asset value of funds	237,440

On January 8, 2003, the Company’s investee company, VIS, issued 600,000 thousand shares of common stock at a discounted price of NT$7 per share. The Company prepaid NT$849,360 thousand at the end of 2002 for the share subscription and paid an additional NT$766,815 thousand in January 2003. In this round of equity offering, the Company purchased a total of 230,882 thousand shares of VIS stocks. As a result, its ownership in VIS increased from 25% to 28%.

9.    PROPERTY, PLANT, AND EQUIPMENT

Accumulated depreciation consists of the following:

2002
Land improvements	$127,341
Buildings	28,383,157
Machinery and equipment	209,774,513
Office and other equipment	4,084,559

$242,369,570

Information on the status of expansion or construction plans of TSMC’s manufacturing facilities at December 31, 2002 is as follows:

Manufacturing Plant	Estimated Cost	Accumulated Expenditures	Expected or Actual Date of Starting of Operations

Fab 6	$93,932,000	$87,054,700	March 2000
Fab 12—Phase 1	80,318,400	47,095,400	March 2002
Fab 14—Phase 1	30,411,000	22,169,900	June 2003

Interest expense (before deducting capitalized amount of NT$3,332,138 thousand) for the year ended December 31, 2002was NT$236,297 thousand. The interest rates used for purposes of calculating the capitalized amount were 2.07% to 6.59%.

VIS has entered into agreements to lease certain equipment that qualify as capital leases and will expire in September 2005. Information on capital leases is summarized as follows:

2002
Total amount of equipment under capital lease	$530,674

Present value of obligation under capital lease	$445,800
Current portion	(155,384)

Long-term portion	$290,416

10.    DEFERRED CHARGES-NET

2002
Technology license fees	$6,519,334
Software and system design costs	3,212,086
Bond issuance costs and financing costs	130,296
Technology know-how	49,500
Others	10,430

$9,921,646

11.    SHORT-TERM BANK LOANS

2002
Unsecured loan in US dollars:
US$21,000 thousand, refinanced in May 2002, annual interest at 1.82%, repayable by May 2003	$729,813
Loans for importation of materials:
US$7,285 thousand, repayable by January 2003, annual interest 1.83%—2.14%	253,187
Working capital loans:
Repayable by April 2003, annual interest at 2.55%—2.60%	300,000

$1,283,000

As of December 31, 2002, TSMC provided NT$1,390,120 thousand (US$40,000 thousand) guarantee for the above US$21,000 thousand loan.

Unused credit lines as of December 31, 2002 aggregated approximately NT$14,070,000 thousand and US$366,500 thousand.

12.    COMMERCIAL PAPER

The instruments, which bear annual interest rates ranging from 1.95% to 2.10%, are secured by bank guaranty and are repayable from January 2003 to May 2003.

13.    LONG-TERM BANK LOANS

2002
Secured loan:
US$440,000 thousand, repayable by February 2005, US$122,000 thousand repaid in 2002, annual floating interest at 2.078%	$11,051,454
Unsecured loan:
US$200,000 thousand, repayable by December 2003, annual interest at 2.0375%	6,950,600
Loans for purchases of equipment and facility:
Repayable in semi-annual installments from November 1999 to June 2004, annual floating interest at 3. 00% to 4.00%	2,340,000
Repayable in semi-annual installments from October 2000 to October 2005, annual floating interest at 2. 89% to 3.95%	2,200,000
Repayable in semi-annual installments from October 2004 to October 2007, annual interest at 4.03% to 4.25%	400,000
Repayable in quarterly installments from January 2003 to July 2007, annual interest at 5.07% to 6.48%	330,000
Repayable in semi-annual installments from February 2000 to February 2005, annual interest at 5.32% to 6.48%	184,000
Repayable in semi-annual installments from July 1999 to July 2004, annual interest at 5.32% to 6.35%	148,000
Repayable in semi-annual installments from December 2003 to December 2007, annual interest at 3.75%	111,000
Repayable in semi-annual installments from December 2003 to December 2007, annual interest at 2.02%	88,865
Repayable in semi-annual installments from February 1998 to February 2003, annual interest at 5.32% to 6.48%	40,000
Commercial paper guaranteed by financial institutions:
Repayable from May 2002 to May 2005, annual interest at 2.22% to 2.57%	1,750,000
Repayable in May 2004, annual interest at 1.60% to 2.41%	300,000

$25,893,919

As of December 31, 2002, all of the US dollar loans above were guaranteed by TSMC. In addition, the property and equipment of WaferTech with carrying amount of approximately NT$29,053,508 thousand (US$836,000 thousand) is pledged for the secured loan. Under the unsecured loan, TSMC is required to maintain certain financial covenants which, if violated, could result in payment of this obligation becoming due prior to the originally scheduled maturity date. These financial covenants require TSMC to, among other things, maintain minimum levels of working capital, earnings before interest, taxes, depreciation and amortization, and net worth. TSMC was in compliance with these financial covenants as of December 31, 2002. Properties of VIS with carrying value of NT$8,218,845 thousand have been pledged as collateral for the loans for purchases of equipment and facility and commercial paper.

The bonds (Note 14) and loan agreements of VIS require, among other things, the maintenance of certain financial ratios, including current ratio, debt ratio and net worth ratio. Among those specific ratios, VIS has failed to meet the net worth requirement as of December 31, 2002. The covenant violation can only be cured by raising additional capital or by approval by the banks. On January 8,2003 VIS issued shares of capital stock for proceeds of NT$4,200,000 thousand to cure the covenant violation (Note 18).

As of December 31, 2002, future minimum principal payments under the Company’slong-term bank loan arrangements are as follows:

Year	Amount
2003	$9,509,506
2004	1,156,000
2005	14,393,454
2006	—
2007 and thereafter	834,959

$25,893,919

Unused credit lines for long-term bank loans as of December 31, 2002 aggregated approximately NT$200,135 thousand and US$122,000 thousand.

14.    BONDS

2002
Domestic unsecured bonds
Issued on March 4, 1998 and payable on March 4, 2003 in one lump sum payment, 7.71% annual interest payable semi-annually	$4,000,000
Issued on October 21, 1999 and payable on October 21, 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually, respectively	5,000,000
Issued from December 4 to 15, 2000 and payable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% annual interest payable annually, respectively	15,000,000
Issued from January 10 to 24, 2002 and payable in January 2007, 2009 and 2012 in three equal payments, 2.6%, 2.75% and 3% annual interest payable annually, respectively	15,000,000
Domestic secured bonds
Payable on November 15, 2005 and 2006 in two equal payments, 3.5% to 3.6% annual interest payable annually, guaranteed by financial institution	1,100,000
Payable from November 6, 2000 to 2003 in four equal payments, 6.59% annual interest payable annually, guaranteed by financial institution	750,000

$40,850,000

As	of December 31, 2002, future principal payments under the above bond arrangements are as follows:

Year of Repayment	Amount
2003	$4,750,000
2004	5,000,000
2005	11,050,000
2006	550,000
2007	7,000,000
2008 and thereafter	12,500,000

$40,850,000

15.    OTHER LONG-TERM PAYABLES

TSMC entered into several license arrangements for certain semiconductor patents. Future payments under the agreements as of December 31, 2002 are as follows:

Year	Amount
2003	$1,157,299
2004	1,226,805
2005	987,009
2006	469,189
2007	486,566
2008 and thereafter	1,112,096

$5,438,964

16.    PENSION PLAN

TSMC and VIS have pension plans for all regular employees, which provide benefits based on length of service and average monthly salary for the six month period prior to retirement.

TSMC and VIS contribute an amount equal to 2% of salaries paid every month to Pension Funds (the “Funds”). The Funds are administered by pension fund monitoring committees (the “Committees”) and are deposited in the Committees’ names in the Central Trust of China. The pension cost of VIS is accrued at an amount equal to 6% of salaries.

The changes in the Funds and accrued pension cost are summarized as follows:

2002
a. Components of pension cost
Service cost	$498,112
Interest cost	134,535
Projected return on plan assets	(51,596)
Amortization	(3,758)

Net pension cost	$577,293

b. Reconciliation of the fund status of the plan and accrued pension cost
Benefit obligation
Vested benefit obligation	$21,294
Nonvested benefit obligation	1,768,532

Accumulated benefit obligation	1,789,826
Additional benefits based on future salaries	1,433,022

Projected benefit obligation	3,222,848
Fair value of plan assets	(1,154,754)

Funded status	2,068,094
Unrecognized net transitional obligation	(142,562)
Unrecognized net gain	625,386

Accrued pension cost	$2,550,918

c. Actuarial assumptions
Discount rate used in determining present values	3.75%
Future salary increase rate	3.00%
Expected rate of return on plan assets	3.75%
d. Contributions to pension fund	$181,980

e. Payments from pension fund	$5,360

17.    INCOME TAX BENEFIT (EXPENSE)

a.	A reconciliation of income tax expense on income before income tax at the statutory rate and current income tax expense on income before tax credits is shown below:

2002
Income tax expense based on “income before income tax” at statutory rate	($6,881,352)
Tax effect of:
Tax-exempt income	2,526,500
Temporary and permanent differences	(519,490)

Current income tax expense before income tax credits	($4,874,342)

2002
b. Income tax expense consists of:
Current income tax expense before income tax credits	($4,874,342)
Additional 10% tax on the unappropriated earnings	(179,362)
Income tax credits	4,867,236
Other income tax	(29,160)

Income tax expense	(215,628)
Net change in deferred income tax assets
Investment tax credits	2,041,014
Loss carryforward	2,588,736
Temporary differences	(6,035,076)
Valuation allowance	(3,721,918)

Income tax expense	($5,342,872)

c. Deferred income tax assets (liabilities) consist of the following:
Current
Investment tax credits	$3,807,330
Loss carryforward	1,423,729
Temporary differences	655,371
Valuation allowance	(2,473,490)

$3,412,940

Noncurrent
Investment tax credits	$23,916,915
Loss carryforward	10,667,199
Temporary differences	(7,871,504)
Valuation allowance	(13,559,479)

$13,153,131

The effective tax rates used in determining the deferred tax asset of TSMC and its affiliates as of December 31, 2002 were 25% to 41%.

d.	Integrated income tax information:

2002
Balance of the imputation credit accounts
TSMC	$6,650

VIS	$7,396

TSMC’s and VIS’s expected and actual creditable ratios for 2002 were 0.03% and nil, respectively.

The imputation credit allocated to each shareholder shall be based on the balance in the ICA on the date of distribution of dividends; thus the expected creditable ratio for 2002 may be adjusted according to the difference between the expected and actual imputation credit allowed under the regulation.

e.	As of December 31, 2002, the unappropriated retained earnings generated up to December 31, 1997, was NT$0.

f.	As of December 31, 2002, TSMC’s and VIS’s investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expire Year

Statute for Upgrading	Loss carryforward	$257,591	$—	2002
Industries		1,423,729	1,423,729	2003
		595,086	595,086	2004
		1,142,696	1,142,696	2006
		1,077,079	1,077,079	2007

		$4,496,181	$4,238,590

Statute for Upgrading	Purchase of	$4,691,585	$—	2002
Industries	machinery	5,017,733	5,017,733	2003
	and equipment	8,532,858	8,532,858	2004
		3,210,161	3,210,161	2005
		5,410,244	2,849,715	2006

		$26,862,581	$19,610,467

Statute for Upgrading	Research and	$737,991	$—	2002
Industries	development	866,375	866,375	2003
	expenditures	1,996,224	1,996,224	2004
		3,198,606	3,198,606	2005
		1,540,000	1,540,000	2006

		$8,339,196	$7,601,205

Statute for Upgrading	Personnel training	$10,161	$—	2002
Industries		18,033	18,033	2003
		45,552	45,552	2004
		30,880	30,880	2005

		$104,626	$94,465

Statute for Upgrading	Reputation setting	$10,457	$—	2002
Industries		803	803	2003

		$11,260	$803

(Forward)

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expire Year

Statute for Upgrading	Investments in	$42,580	$—	2002
Industries	important	45,122	45,122	2003
	technology based	201,372	201,372	2004
	enterprise	168,864	168,864	2005
		1,947	1,947	2006

		$459,885	$417,305

g.	The sales from the following expansion and construction of TSMC’s and VIS’smanufacturing plants is exempt from income tax:

Tax-Exemption Period
TSMC:
Expansion of Fab 1 and Fab 2-modules A and B, Fab 3 and Fab 4, and construction of Fab 5	1999 to 2002
Construction of Fab 6	2001 to 2004
VIS:
First expansion of manufacturing plant	2000 to 2003

h.	The tax authorities have examined income tax returns of TSMC through 1999. However, TSMC is contesting the assessment by the tax authority for 1992, 1993, 1996 and 1997.

The	tax authorities have examined income tax returns of VIS through 1999.

18.    SHAREHOLDERS’ EQUITY

TSMC has issued 369,019 thousand American Depositary Shares (ADS) on the New York Stock Exchange as of December 31, 2002. The number of common shares represented by the ADSs is 1,845,097 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donations (donated capital) and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be transferred to capital as stock dividends.

TSMC’s Articles of Incorporation provide that the following shall be appropriated from annual net income (less any deficit):

a.	10% legal reserve;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remuneration to directors and supervisors and bonus to employees equal to 0.3% and at least 1% of the remainder, respectively. Individuals who receive bonus to employees may include employees of affiliated companies and are approved by the board of directors or a representative of the board of directors;

d.	Dividends to holders of preferred shares equal to a 3.5% annual rate, based on the period which the preferred shares have been outstanding;

e.	The appropriation of the remaining balance after the above shall be decided at the shareholders’ meeting.

Dividends are distributed in cash, shares of common stock or a combination of cash and common stock. Distribution of profits is preferably made in the form of stock dividend. The total of cash dividends paid in any given year should not exceed 50% of total dividends distributed.

These appropriations of net income shall be approved by the shareholders in the following year and given effect in the financial statements of that year.

The bonus to employees and the remuneration to directors and supervisors appropriated from the earnings of 2001 were approved in the shareholders’ meeting on May 7, 2002 as follows:

	Amounts	Shares (Thousand)
Bonus to employees—in stock	$1,070,783	107,078
Remuneration to directors and supervisors—in cash	133,848	—

	$1,204,631

The shares distributed as a bonus to employees represent 0.64% of TSMC’s total outstanding common shares as of December 31, 2001.

The above appropriation of the earnings is consistent with the resolution of the meeting of board of directors dated on March 26, 2002. If the above distributable earnings were both paid in cash and charged against the income of 2001, the basic combined EPS for the year ended December 31, 2001 would be decrease from NT$0.83 to NT$0.76.

As of January 16, 2003, the appropriation of the earnings of 2002 has not yet been resolved by the board of directors.

The above information associated with the appropriation of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

The aforementioned appropriation for legal reserve shall be made until the reserve equals the aggregate par value of TSMC’s outstanding capital stock. The reserve can only be used to offset a deficit; or distribute as a dividend when the balance is 50% of the aggregate par value of the outstanding capital stock of TSMC up to the half amount of the reserve balance.

A special reserve equivalent to the debit balance of any account shown in the shareholder’s equity section of the balance sheets (except for the recorded costs of treasury stocks held by subsidiaries), other than the deficit, shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the Securities and Futures Commission. The special reserve is allowed to be appropriated when the debit balance of such accounts are reversed.

The gain on sales or disposal of property, plant and equipment generated prior to 2000, less the applicable income tax, was reclassified to capital surplus as of each year-end. A gain in the amount of NT$39,282 thousand, less applicable income tax, was recognized and transferred to the capital surplus at the end of 2001 prior to the amended regulations. To comply with the amended regulations, the aforementioned capital surplus was transferred to retained earnings upon the approval of the shareholders’ meeting on May 7, 2002. The shareholders also approved the accumulated capital surplus of NT$127,236 thousand generated from gains prior to 2000 be transferred to retained earnings, after appropriating the required 10% legal reserve.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for the income tax paid by TSMC on earnings generated as of January 1, 1998. An Imputation Credit Account (ICA) is maintained by TSMC for such income tax and the tax credit allocated to each shareholder.

TSMC issued 1,300,000 thousand shares of unlisted Series A—preferred stock to certain investors on November 29, 2000. The following are the rights of the preferred shareholders and the related terms and conditions:

Preferred shareholders

a.	Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	Have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution, however, the preemptive rights to the assets shall not exceed the issue value of the shares.

d.	Have voting rights similar to that of the holders of common shares.

e.	Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company’s related obligations remain the same until the preferred shares are redeemed by the Company.

On June 25, 2002, the SFC approved TSMC’s Employee Stock Option Plan (the “Plan I”). Plan I provides qualified employees and non-employees with 100,000 thousand units of option rights with each unit representing one common share of stock. The option rights are valid for 10 years and exercisable at certain percentages subsequent to the second anniversary of issuance. Under the terms of the plan, stock options are granted at an option price equals to the market price of TSMC on the TSE at the date of grant. At December 31, 2002, the maximum number of shares authorized to be granted by TSMC, TSMC-North America and WaferTech under this plan are 70,000 thousand, 16,000 thousand and 14,000 thousand option rights, respectively. The initial grant of options vests 50% two years after the grant date, 75% three years after the grant date and 100% four years after the grant date.

Information with respect to stock option rights activities under Plan I is as follows:

		Outstanding Option Rights

	Option Rights Available For Grant	Number of Option Rights	Weighted Average Exercise Price (NT$)

Option rights authorized	100,000	—	—
Options granted	(19,726)	19,726	53
Options exercised	—	—	—
Options cancelled	357	(357)	53

Balance, December 31, 2002	80,631	19,369

In 1996, WaferTech adopted an Executive Incentive Plan, which was amended in 1997. Under the 1997 amendment, the Board of Directors approved the Senior Executive Incentive Plan and the Employee Incentive Plan (the “Plan II”) under which officers, key employees and non-employee directors may be granted option rights. Plan II provides 15,150 thousand option rights. While WaferTech may grant employees option rights that are exercisable at different times or within different periods, it has generally granted option rights which are exercisable on a cumulative basis in annual installments of 25% each on the first, second, third, and fourth anniversaries of the date of grant.

Information with respect to stock option rights activities under Plan II is as follows:

		Outstanding Option Rights

	Option Rights Available For Grant	Number of Option Rights	Exercise Price (US$)
Balance, January 1, 2002
Options granted	4,608	3,062	1.43
Options exercised	—	(1,260)	1.22
Options cancelled	216	(216)	1.93

Balance, December 31, 2002	4,824	1,586

Options granted will expire if not exercised at specified dates between May 2006 and June 2011.

In December 2000, WaferTech implemented a Stock Option Buyback Program (“Buyback”) with its employees. The Buyback program provides employees with the right to sell back all vested stock options and outstanding ownership interests granted under the program to WaferTech. The repurchase price for outstanding ownership interests is US$6. The repurchase price for vested stock options is US$6 less the exercise price of the option. As of December 31, 2002, the Company has repurchased 2,476 thousand outstanding ownership interests at a cost of US$15,466 thousand.

On February 20, 2001 and June 21, 2002, the SFC approved VIS’s Employee Stock Option Plan (“2001 Plan” and “2002 Plan”). The 2001 Plan and 2002 Plan provide qualified employees with 16,000 thousand and 70,000 thousand units of option rights; with each unit representing ten and one common shares of stock, respectively. The option rights are valid for 10 years and exercisable at certain percentages subsequent to the second anniversary of issuance. There were 78,239 thousand units of option rights granted as of December 31, 2002.

On January 8, 2003, VIS issued 600,000 thousand shares at a discounted price of NT$7 per share. As a result of the new capital stock issuance, the aggregate outstanding capital stock increased to 28,000,000 thousand shares with par value of NT$10 per share.

19.    TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

Purpose of Purchase	Beginning Shares	Increase	Decrease	Ending Shares

Year ended December 31, 2002
Reclassification of stocks held by subsidiaries from short/long-term investment to treasury stocks	39,270	3,818	1,087	42,001

On January 1, 2002, TSMC reclassified its capital stock held by its subsidiaries with book value of NT$2,115,695 thousand from short/long-term investments to treasury stock. Proceeds from sales of treasury stock for the year ended December 31, 2002 were NT$96,501 thousand. The book value and market value of such treasury stock was NT$1,923,492 thousand and NT$2,048,164 thousand, respectively. Effective from January 1, 2002, capital stock held by a subsidiary as an investment is recorded as treasury stock with the holder having the same rights as other common shareholders.

20.    EARNINGS PER SHARE

Earnings per share (EPS) is computed as follows:

	Amounts (Numerator)		Share (Denominator) (Thousand)	EPS (Dollars)
	Income Before Income Tax	Combined Net Income		Income Before Income Tax	Combined Net Income
December 31, 2002
Income	$24,499,313	$21,610,291
Less—preferred stock dividends	(455,000)	(455,000)

Basic earnings per share Income available to common shareholders	$24,044,313	$21,155,291	18,580,700	$1.29	$1.14

Diluted earnings per share
Income available to common shareholders	$24,044,313	$21,155,291	18,580,700	$1.29	$1.14

The potential common shares from the employee stock option plan (see Note 17) are not included in the denominator of the diluted earning-per-share computation because such shares result in a non-dilutive per-share amount by using the treasury stock method under the Statement of Financial Accounting Standards No. 24, “Earning Per Share”.

21.    RELATED PARTY TRANSACTIONS

The Company and its affiliates engaged in business transactions with the following related parties:

a.	Industrial Technology Research Institute (ITRI), the Chairman of TSMC and VIS is one of its directors

b.	Philips Electronics N.V., (Philips), a major shareholder of TSMC

c.	SSMC, an investee of TSMC

d.	VIS Micro, an investee of VIS’s subsidiary (VIS Associates Inc.)

e.	Powerchip Semiconductor Corporation (PSC), VIS is one of its directors

f.	Walsin Advanced Electronics (WAE), VIS is one of its directors

g.	Megic Corporation (MC), an investee of VIS

The transactions with the aforementioned parties, in addition to those disclosed in other notes, are summarized as follows:

	2002
	Amount	%
For the year ended
Sales
Philips and its affiliates	$2,909,008	2
ITRI	94,409	—
SSMC	7,018	—

	$3,010,435	2

Purchase
SSMC	$2,751,297	2

Operating expense—rental
ITRI	$40,535	—

Manufacturing expenses
Philips—technical service fee	$2,849,517	3
WAE	181,258	—
ITRI	872	—
PSC	760	—

	$3,032,407	3

Marketing expenses
VIS Micro	$21,010	1
ITRI	130	—

	$21,140	1

Non-operating income
SSMC (technical service income mainly)	$126,061	4
PSC	3,682	—
WAE	340	—
MC	46	—

	$130,129	4

At December 31
Receivables
Philips and its affiliates	$352,706	93
ITRI	22,974	6
SSMC	5,678	1
MC	439	—
PSC	15	—

	$381,812	100

(Forward)

	2002
	Amount	%
Payables
Philips and its affiliates	$730,847	63
SSMC	391,426	33
WAE	43,111	4
VIS Micro	1,242	—
ITRI	711	—
PSC	100	—

	$1,167,437	100

Transactions with related parties are based on normal selling prices, collection and payment terms except for sales of property, plant and equipment and the technical service fee, which are in accordance with related contracts. In addition, VIS Micro performs certain research and development and marketing activities for VIS and is reimbursed by VIS on the actual expenses incurred plus a 5% mark-up.

22.    SIGNIFICANT LONG-TERM OPERATING LEASES

TSMC leases land from the Science-Based Industrial Park Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$225,576 thousand. The agreements can be renewed upon their expiration.

TSMC-North America leases its office premises and certain equipment under non-cancellable operating agreements, which will expire in 2020. TSMC-Europe and TSMC-Japan entered into lease agreements for their office premises, which will expire in 2004. Current annual rent payments aggregate to NT$115,281 thousand.

VIS leases the sites of its manufacturing plant and parking lot from the Science-Based Industrial Park Administration under agreements which will expire in April 2010 and June 2015 and are renewable upon expiration. Annual rent payments aggregate to NT$23,812 thousand.

VIS also leases machinery and equipment from GE Capital Taiwan Ltd. under operating lease agreements which will expire in December 2003. Annual rent payments aggregate to NT$12,710 thousand (US$366 thousand).

Future remaining lease payments are as follows:

Year	Amount
2003	377,379
2004	367,698
2005	363,633
2006	363,591
2007	360,669
2008 and thereafter	2,197,341

$4,030,311

23.    COMMITMENTS AND CONTINGENCIES

The commitments and contingencies of the Company and its subsidiaries as of December 31, 2002 are as follows:

a.	Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, TSMC shall pay technical assistance fees as a percentage of net sales, as defined in the agreement, of certain products. The agreement shall remain in force up to July 8, 2007 and thereafter be automatically renewed for successive periods of three years. Under the amended agreement, the fee is subject to deduction by the amounts TSMC pays to any third party for settling any licensing/infringement issue after the first five-year period of the amended agreement, provided that the fee after reduction will not be below a certain percentage of the net selling price.

b.	Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of TSMC’s production capacity.

c.	Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d.	Under several foundry agreements, TSMC shall allocate a portion of its production output for sale to certain major customers from whom guarantee deposits of US$39,810 thousand had been received as of December 31, 2002.

e.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company named Systems on Silicon Manufacturing Company Pte Ltd. (SSMC) for the purpose of constructing an integrated circuit foundry in Singapore, and allow TSMC to invest in 32% of SSMC’s capital. TSMC and Philips committed to buy a specific percentage of the production capacity of SSMC. If any party defaults on the agreement and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the “Agreement”) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling prices of specific products sold by SSMC. The Agreement remains in force for ten years and is automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g.	Beginning in 2001, TSMC entered into several license arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be paid in the form of royalties over the term of the related contracts. TSMC has recorded the related amounts as a liability and a deferred charge to be amortized to cost of sales on a straight-line basis over the shorter of the estimated useful life of the technology or the term of the contract.

h.	Under a Technology Transfer Agreement with National Semiconductor Corporation (“National”) entered into on June 27, 2000, TSMC shall receive payments for license of certain technology to National. The agreement will remain in force for ten years. After the initial expiration date, this agreement will be automatically renewed for successive periods of two years unless pre-terminated by either party under certain conditions. In January 2003, the agreement was amended such that National will discontinue making payments under the original terms and TSMC will discontinue transferring any additional technology. TSMC granted National the option to request additional technology transfers under the same terms and conditions of the original agreement through January 2008.

i.	VIS shall pay royalties under various patent and license agreements as follows:

1)	ITRI—at a specific percentage of sales of certain products for five years starting from the commercial sale of certain products.

2)	Texas Instruments Incorporated—at a specific percentage of net sales of certain products for ten years from January 1997.

3)	NEC Corporation—at a specific amount in six installments from February 1999 to 2003.

4)	MITSUBISHI Corporation—at a specific amount plus a specific percentage of net sales of certain products within five years from August 1999.

j.	In December 2000, TSMC-North America and WaferTech initiated stock appreciation right programs whereby the employees receive cash bonuses based on the appreciation of the quoted market price of the shares of stock of TSMC. This expense is recognized ratably over the vesting period and adjusted based on period fluctuations in the stock. At December 31, 2002, the exercise price of the stock appreciation right is higher than the market price of TSMC stock; therefore no compensation expense is recognized for the year ended December 31, 2002.

k.	WaferTech caused some contractors to incur additional labor and material costs outside the contracts. WaferTech recorded a reserve of US$3,000 thousand during 2002 for a litigation arising from a charge by certain contractors.

l.	Unused letters of credit as of December 31, 2002 were NT$6,480 thousand, US$5,502 thousand, ¥51,000 thousand, Euro€520 thousand and S$85 thousand.

24.    ADDITIONAL DISCLOSURES

The following are the additional disclosures required by the SFC for TSMC and its affiliates:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement guarantee provided: Please see Table 2 attached;

c.	Marketable Securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of paid-in capital: Please see Table 7 attached; and

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached.

j.	Financial instrument transactions:

1)	Derivative financial instruments

The relevant information on derivative financial instruments entered into by TSMC and its affiliates are as follows:

a)	Forward exchange contracts as of December 31, 2002

Contract	Currency	Contract Amount (Thousand)	Fair Value (Thousand)	Settlement Date	Maturity Amount (Thousand)

TSMC
Sell	USD	$715,000	NT$ 24,874,483	Jan. 2, 2003—Feb. 24, 2003	NT$ 24,886,765
Buy	EUR	€89,000	NT$ 3,231,707	Jan. 15, 2003—Mar. 14, 2003	NT$ 3,234,260
Buy	JPY	¥4,274,850	NT$ 1,249,159	Jan. 6, 2003—Jan. 15, 2003	NT$ 1,250,394

VIS
Buy	USD	$1,000	NT$ 1,198	Dec. 9, 2002—Jan. 14, 2003	JP¥ 122,760

As of December 31, 2002, receivables from forward exchange contracts (included in “other current assets” account) aggregate to NT$200,786 thousand, and payables from forward exchange contracts (included in “other current liabilities” account) aggregate to NT$17,538 thousand. The net exchange gain for the year ended December 31, 2002 was NT$1,557,942 thousand.

The net assets and liabilities hedged by the above forward exchange contracts are as follows:

Amount (Thousand)

Accounts receivable	US$ 487,905
Accounts payable	JP¥ 4,466,733
Accounts payable	EUR€ 49,026

b)	Interest rate swaps

The Company entered into interest rate swap contracts to hedge exposures from rising interest rates on its floating rate long-term loans. Interest expense on these transactions for the year ended December 31, 2002 were NT$261,107 thousand. Outstanding contracts as of December 31, 2002 were as follows:

Contract Date	Period	Amount (Thousand)

April 28, 1998	May 21, 1998—May 21, 2003	NT$ 2,000,000
April 29, 1998	May 21, 1998—May 21, 2003	NT$ 1,000,000
June 26, 1998	June 26, 1998—June 26, 2003	NT$ 1,000,000
June 26, 1998	July 6, 1998—July 6, 2003	NT$ 1,000,000
July 1, 1999	July 1, 1999—June 28, 2004	US$11,429

c)	Option contracts

The Company entered into foreign currency option contracts to hedge risks of exchange rate fluctuations arising from its anticipated U.S. dollar cash receipts on export sales and its European and Yen currency obligations for purchases of machinery and equipment.

Outstanding option contracts as of December 31, 2002 were as follows:

Type	Contract	Currency	Contract Amount (Thousand)	Carrying Value	Fair Value (Thousand)	Strike Price	Contract

European	Call option written	USD	$230,000	$—	($404,884)	32.78-33.22 (US$/NT$)	Jan. 9, 2003— Feb. 25, 2003
European	Call option written	USD	$10,000	—	(3,652)	119.2 (US$/JPY)	Jan. 30, 2003— Feb. 27, 2003
European	Put option written	EUR	€10,000	—	(1,596)	1.017 (US$/EUR)	Jan. 30, 2003— Feb. 27, 2003

For the year ended December 31, 2002, TSMC recognized premium income of NT$228,030 thousand and premium expenses of NT$647,543 thousand.

d)	Cross currency swaps

The Company enters into currency swap contracts with banks to hedge exposure on foreign currency exchange rate fluctuations on various foreign currency transactions.

Outstanding currency swap contract as of December 31, 2002 is as follows:

Currency	Contract Amount (Thousand)		Fair Value (Thousand)		Settlement Date

US$	US$	1,000	NT$	206	Dec. 26 2002—Jan. 16, 2003

As of December 31, 2002, the prepayments from currency swap (included in “other current liabilities” account) aggregate to NT$97 thousand. The currency swap contract was used to hedge a US dollar accounts payable with a carrying value of NT$2,004 thousand.

e)	Transaction risk

i)	Credit risk. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchanges rates on the Company’s foreign currency denominated receivables or payables, and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from receivables and payables. Interest rate risks are also managed as the expected interest expense on long-term loans is fixed. Thus, market prices are believed to be minimal.

iii)	Liquidity and cash flow requirements. The cash flow requirements on forward contracts are limited to the net differences between the current exchange rates and the contracted forward rates at the date of settlement. The cash flow requirements for interest rate swap contracts is limited to the amounts payable arising from the differences in the rates. In addition, options may not be exercised in the event the strike price is higher than the related market price at the exercise date. Management believes that the foregoing cash flow requirements are not material.

2)	Fair value of financial instruments

	Carrying Amount	Fair Value

Non-derivative financial instruments
Assets
Cash and cash equivalents	$73,165,758	$73,165,758
Short-term investments	170,012	2,455,582
Receivables from related parties	381,812	381,812
Accounts receivable	20,192,463	20,192,463
Long-term investments	11,349,920	11,550,340
Refundable deposits	45,245	45,245
Liabilities
Short-term bank loans	1,283,000	1,283,000
Commercial paper	1,080,000	1,080,000
Payables to related parties	1,167,437	1,167,437
Notes and accounts payable	5,786,264	5,786,264
Payables to contractors and equipment Suppliers	14,414,639	14,414,639
Bonds (includes current portion)	40,850,000	41,597,405
Long-term bank loans (includes current portion)	25,893,919	25,893,919
Other long-term payables (includes current portion)	5,438,964	5,438,964
Guarantee deposits	1,399,846	1,399,846
Derivative financial instruments
Forward exchange contracts (sell)	143,702	139,913
Forward exchange contracts (buy)	38,369	26,089
Interest rate swaps	(23,994)	(164,342)
Currency swaps	97	206
Options	(50,273)	(410,132)

Fair values of financial instruments were determined as follows:

a)	Short-term financial instruments—carrying values.

b)	Short-term investments—market values.

c)	Long-term investments—market value for traded companies and net equity value for non-traded companies.

d)	Refundable deposits, guarantee deposits and other long-term liabilities—carrying values.

e)	Long-term bank loan—Fair values of long-term bank loans are their carrying values as they use floating interest rate.

f)	Long-term liabilities—based on forecasted cash flows discounted at interest rates. Bonds payable is discounted to present value. Fair values of other long-term liabilities are also their carrying values as they use floating interest rates.

g)	Derivative financial instruments—based on bank quotations.

The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company.

3)	Investment in Mainland China:

TSMC filed an investment project with the Investment Commission of MOEA to establish a foundry in mainland China. As of January 16, 2003, the foregoing project has not been approved by the authority.

25.    SEGMENT FINANCIAL INFORMATION

a.	Geographic information:

	Overseas	Domestic	Adjustments and Elimination	Combined

Sales to unaffiliated customers	$95,774,432	$71,028,217	$—	$166,802,649
Transfers between geographic areas	9,537,846	98,240,822	(107,778,668)	—

Total sales	$105,312,278	$169,269,039	($107,778,668)	$166,802,649

Gross profit	($19,865)	$48,639,761	$128,158	$48,748,054

Operating expenses				(21,354,715)
Non-operating income				3,303,020
Non-operating expenses				(6,197,047)

Income before income tax				$24,499,312

Minority interest income				$2,453,851

Identifiable assets	$75,840,416	$358,845,308	($33,567,344)	$401,118,380

Long-term investments				11,349,920

Total assets				$412,468,300

b.	Gross export sales

Area
North Americas	$96,254,239
Asia and others	42,167,270
Europe	9,464,008

$147,885,517

The export sales information is presented by billed regions.

c.	Major customer

Customers with sales greater than 10% of the total sales are as follows:

	2002
Customers	Amount	%
A Customer	$32,769,054	20

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND VANGUARD INTERNATIONAL SEMICONDUCTOR CORPORATION

FINANCING PROVIDED

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousand)		Ending Balance (US$ in Thousand)		Interest Rate	Financing Reasons (Note 1)	Transaction Amounts	Reasons for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Amount Limits (US$ in Thousand)
													Item	Value
1	TSMC International	TSMC Technology Inc.	Other receivables	$ (US$	536,372 15,434)	$ ( US$	536,372 15,434)	4.25%	2	$—	Operating capital	$—	—	$—	N/A	$ (US$	34,334,852 987,968 (Note 2))

Note 1:	The No. 2 represents short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND VANGUARD INTERNATIONAL SEMICODUCOTR CORPORATION

ENDORSEMENT/GUARANTEE PROVIDED

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/Guarantee Provider	Counter-party		Limits on Each Counter-party’s Endorsement/ Guarantee Amounts	Maximum Balance for the Period (US$ in Thousand)		Ending Balance (US$ in Thousand)		Value of Collateral Property, Plant and Equipment (Note 3)	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)
0	TSMC	TSMC Development Inc.	3	(Note 4)	$ ( US$	9,313,804 268,000)	$ ( US$	6,950,600 200,000)	$—	2.37%	$59,768,660
		TSMC—North America	2		( US$	1,390,120 40,000)	( US$	1,390,120 40,000)	—	0.47%
		WaferTech	3		( US$	15,291,320 440,000)	( US$	15,291,320 440,000)	—	5.21%

Note 1:	30% of the issued capital of the Company.

Note 2:	The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.
The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

Note 3:	Promissory notes for collateral.

Note 4:	Not exceeding 10% of the issued capital of the Company, and also limited to the issued capital of the transaction entity, unless otherwise approved by Board of directors.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND VANGUARD INTERNATIONAL SEMICONDUCTOR CORPORATION

MARKETABLE SECURITIES HELD

December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002				Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
TSMC	Stock
	TSMC—North America	Subsidiary	Long-term investment	11,000	$173,601	100	$921,883	The treasury stocks in amounts of NT$748,282 thousand are deducted from the carrying value.
	TSMC—Europe	Subsidiary	Long-term investment	—	13,670	100	13,670
	TSMC—Japan	Subsidiary	Long-term investment	6	94,258	100	94,258
	VIS	Investee	Long-term investment	556,133	2,415,297	25	4,326,719	The carrying value does not include prepayment for subscribed stock of NT$849,360 thousand.
	TSMC International	Subsidiary	Long-term investment	987,968	22,265,157	100	22,265,157
	Chi Cherng Investment	Investee	Long-term investment	—	41,894	36	501,179	The treasury stocks in amounts of NT$459,285 thousand are deducted from the carrying value.
	Hsin Ruey Investment	Investee	Long-term investment	—	39,815	36	500,048	The treasury stocks in amounts of NT$460,233 thousand are deducted from the carrying value.
	TSMC Partners	Subsidiary	Long-term investment	300	3,753,733	100	3,940,495	The treasury stocks in amounts of NT$255,692 thousand are deducted from the carrying value.
	SSMC	Investee	Long-term investment	382	3,136,115	32	3,136,115
	Emerging Alliance	Subsidiary	Long-term investment	—	767,239	99	767,239
	Taiwan Mask Corp.	—	Long-term investment	8,794	32,129	2	160,574
	United Technology Co., Ltd.	—	Long-term investment	16,783	193,584	11	280,931
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500	105,000	7	137,355
	W.K. Technology Fund IV	—	Long-term investment	5,000	50,000	2	59,866
	Ya Xin Technology	Subsidiary	Long-term investment	34,125	341,250	100	341,250
	Hon Tung Ventures Capital	—	Long-term investment	8,392	83,916	10	71,216
	Amkor Technology	—	Long-term investment	505	280,748	—	89,866
	Monolithic System Tech.	—	Long-term investment	470	104,289	2	214,949

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Crimson Asia Capital	—	Long-term investment	N/A		$41,988	N/A		$41,988
	Horizon Ventures	—	Long-term investment	N/A		195,452	N/A		195,452
TSMC—North America	Stock
	TSMC	Parent company	Long-term investment	12,692		748,282	—		610,434
Chi Cherng Investment	Stock
	TSMC	Parent company	Short-term investment	12,738		459,285	—		612,636
	Certificate
	Hsin Ruey Investment	Major shareholder	Long-term investment	—		900,109	64		900,109
Hsin Ruey Investment	Stock
	TSMC	Parent company	Short-term investment	12,762		460,233	—		613,782
	Certificate
	Chi Cherng Investment	Major shareholder	Long-term investment	—		902,137	64		902,137
TSMC International	Stock
	InveStar Semiconductor Development Fund, Inc.	Subsidiary	Long-term investment	45,000	US$	44,634	97	US$	44,634
	InveStar Semiconductor Development Fund (II), Inc.	Subsidiary	Long-term investment	51,300	US$	43,179	97	US$	43,179
	TSMC Development, Inc.	Subsidiary	Long-term investment	1	US$	307,094	100	US$	307,094
	TSMC Technology, Inc.	Subsidiary	Long-term investment	1	US$	2,321	100	US$	2,321
	3DFX Interactive, Inc.	—	Long-term investment	68		—	—		—
VIS	Stock
	VIS Associates, Inc.	Subsidiary	Long-term investment	41,070		1,193,891	100		1,193,891
	PowerChip Semiconductor, Inc.	Investee	Long-term investment	191,671		2,100,716	7		2,100,716
	Etron Technology, Inc.	Investee	Long-term investment	4,859		101,839	2		101,839
	Walsin Technology, Inc.	Investee	Long-term investment	34,551		302,559	8		302,559
	MEGIC Corporation	Investee	Long-term investment	16,500		177,000	9		156,819
	Form Factor, Inc.	Investee	Long-term investment	267		64,360	1		64,360	The amount is shown in the carrying value.
	United Technology Co., Ltd.	Investee	Long-term investment	3,357		38,716	2		56,206
VIS Associates Inc.	Stock
	VIS Investment Holding, Inc.	Subsidiary	Long-term investment	63	US$	397	100	US$	397
	Equity
	Silicon Valley Equity Fund	—	Long-term investment	—	US$	7,317	34	US$	7,386
	Silicon Valley Equity Fund II	—	Long-term investment	—	US$	5,355	14	US$	5,355

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Equity certificate
	ABN AMRO Bank	—	Long-term investment	3,648	US$	817	—	US$	817
	Fund
	Grand Palace Trust	—	Long-term investment	—	US$	2,719	100	US$	2,719
VIS Investment Holding, Inc.	Stock
	VIS Micro, Inc.	Subsidiary	Long-term investment	200	US$	279	100	US$	279
TSMC Development, Inc.	Stock
	WaferTech	Subsidiary	Long-term investment	—	US$	326,609	99	US$	326,609
TSMC Partners	ADR
	TSMC	Parent company	Short-term investment	762	US$	7,357	—	US$	6,080
InveStar Semiconductor	Stock
Development Fund Inc.	Marvell Technology Group Ltd.	—	Short-term investment	3,413	US$	3,350	—	US$	69,181
	Silicon Laboratories	—	Short-term investment	9	US$	287	—	US$	202
	WGRD	—	Short-term investment	104	US$	625	—	US$	635
	Programmable Microelectronics, (Taiwan) Inc.	—	Long-term investment	1,580	US$	1,566	3	US$	1,566
	Divio, Inc.	—	Long-term investment	30	US$	3	—	US$	3
	Global Testing Corp.	—	Long-term investment	13,268	US$	5,176	10	US$	5,176
	Chipstrate Technologies, Inc.	—	Long-term investment	6,660	US$	300	9	US$	300
	Richtek Technology Holding Corp.	—	Long-term investment	1,023	US$	346	6	US$	346
	Advanced Power Electronics, Corp.	—	Long-term investment	2,750	US$	1,345	6	US$	1,345
	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,809	12	US$	1,809
	Divio, Inc.	—	Long-term investment	667	US$	500	4	US$	500
	SiRF Technology Holdings, Inc.	—	Long-term investment	306	US$	1,333	1	US$	1,333
	Capella Microsystems, Inc.	—	Long-term investment	300	US$	481	8	US$	481
	Sensory, Inc.	—	Long-term investment	1,404	US$	625	5	US$	625
	Equator Technologies, Inc.	—	Long-term investment	300	US$	258	1	US$	258
	LightSpeed Semiconductor Corporation	—	Long-term investment	2,252	US$	1,339	3	US$	1,339
	Tropian, Inc.	—	Long-term investment	1,758	US$	2,334	3	US$	2,334
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	5	US$	3,530
	Atheros Communications, Inc.	—	Long-term investment	1,607	US$	3,593	3	US$	3,593
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	3	US$	853
	FormFactor, Inc.	—	Long-term investment	267	US$	2,000	1	US$	2,000
	Monolithic Power Systems, Inc.	—	Long-term investment	2,521	US$	2,000	12	US$	2,000

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	12	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	1,192	4	US$	1,192
	Signia Technologies, Inc.	—	Long-term investment	3,000	US$	300	8	US$	300
	Match Lab, Inc.	—	Long-term investment	1,875	US$	1,500	9	US$	1,500
	HiNT Corporation	—	Long-term investment	1,000	US$	1,000	6	US$	1,000
	Ordius, Inc. (Creosys, Inc.)	—	Long-term investment	1,500	US$	450	8	US$	450
	Incentia Design Systems, Inc.	—	Long-term investment	286	US$	500	2	US$	500
	IP Unity	—	Long-term investment	1,008	US$	1,636	2	US$	1,636
InveStar Semiconductor Development Fund (II) Inc.	Stock
	WGRD	—	Short-term investment	105	US$	630	—	US$	640
	Procoat Technology	—	Long-term investment	3,500	US$	1,942	12	US$	1,942
	Richtek Technology Corporation	—	Long-term investment	845	US$	1,006	3	US$	1,006
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	487	US$	140	1	US$	140
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	1,117	4	US$	1,117
	Geo Vision, Inc.	—	Long-term investment	180	US$	129	2	US$	129
	EoNEX Technologies, Inc.	—	Long-term investment	40	US$	2,024	6	US$	2,024
	Conwise Technology Co., Ltd.	—	Long-term investment	2,800	US$	1,930	14	US$	1,930
	Yi Yang Technology	—	Long-term investment	2,800	US$	967	9	US$	967
	Goyatek Technology Inc.	—	Long-term investment	1,740	US$	1,787	8	US$	1,787
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	864	5	US$	864
	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	11	US$	1,560
	OEpic, Inc.	—	Long-term investment	2,696	US$	1,240	7	US$	1,240
	Equator Technologies, Inc.	—	Long-term investment	770	US$	452	1	US$	452
	NanoAmp Solutions, Inc.	—	Long-term investment	250	US$	1,000	1	US$	1,000
	Signia Technologies, Inc.	—	Long-term investment	1,500	US$	150	4	US$	150
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Monolithic Power Systems, Inc.	—	Long-term investment	804	US$	1,946	4	US$	1,946
	Ralink Technologies, Inc.	—	Long-term investment	1,833	US$	1,500	6	US$	1,500
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Newport Opticom, Inc.	—	Long-term investment	1,157	US$	810	9	US$	810
	Silicon Data, Inc.	—	Long-term investment	2,000	US$	1,000	7	US$	1,000
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	6	US$	1,500
	Capella Microsystems, Inc.	—	Long-term investment	800	US$	200	4	US$	200
	Angstron Systems, Inc.	—	Long-term investment	1,567	US$	750	7	US$	750
	Tropian, Inc.	—	Long-term investment	1,464	US$	2,000	2	US$	2,000
	SiRF Technology Holdings, Inc.	—	Long-term investment	20	US$	131	—	US$	131
	LeadTONE Wireless, Inc.	—	Long-term investment	680	US$	238	6	US$	238
	Match Lab, Inc.	—	Long-term investment	313	US$	250	2	US$	250
	eBest!, Inc.	—	Long-term investment	185	US$	97	1	US$	97
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	18	US$	2,000

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Bond
	eBest!, Inc.	—	Long-term investment	—	US$	24	—	US$	24
Emerging Alliance	Stock
	Global Investment Holding, Inc.	Investee	Long-term investment	10,000		$100,000	6		$100,000
	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	467	US$	1,000	1	US$	1,000
	Pixim, Inc.	—	Long-term investment	833	US$	2,500	3	US$	2,500
	Newport Opticom, Inc.	—	Long-term investment	962	US$	1,000	6	US$	1,000
	NetLogic Microsystems, Inc.	—	Long-term investment	602	US$	1,850	1	US$	2,932
	Ikanos Communication, Inc.	—	Long-term investment	1,741	US$	1,500	2	US$	1,500
	Quicksilver Technology, Inc.	—	Long-term investment	1,475	US$	2,338	4	US$	2,338
	Litchfield Communications	—	Long-term investment	3,799	US$	1,000	6	US$	1,000
	Mosaic Systems	—	Long-term investment	2,481	US$	500	6	US$	500
	Accelerant Networks	—	Long-term investment	441	US$	1,000	1	US$	1,000
	Zenesis Technologies	—	Long-term investment	861	US$	500	4	US$	500
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	5	US$	1,500
	Iridigm Display	—	Long-term investment	305	US$	502	2	US$	502
	Spreadtrum	—	Long-term investment	—	US$	1,000	—	US$	1,000	Prepayment for subscribed stock
	XHP Microsystem	—	Long-term investment	2,279	US$	750	6	US$	750

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND VANGUARD INTERNATIONAL SEMICONDUCTOR CORPORATION

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Acquiring on Selling Company Name	Type and Name of Marketable Security	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance
					Shares (Thousand)	Amount (US$ in Thousand)		Shares (Thousand)	Amount (US$ in Thousand)		Shares (Thousand)	Amount (US$ in Thousand)		Carrying Value (US$ in Thousand)		Gain (Loss) on Disposal (US$ in Thousand)		Shares (Thousand)	Amount (US$ in Thousand) (Note 1)
TSMC	Stock
	SSMC	Long-term investment	SSMC	Investee	301		$2,907,967	81		$1,421,846	—		$—		$—		$—	382		$3,136,115
	TSMC International	Long-term investment	TSMC-BVI	Subsidiary	779,968		19,987,814	208,000		7,280,000	—		—		—		—	987,968		22,265,157
	Monolithic System Tech.	Long-term investment	Monolithic System Tech.	Investee	—		—	470		104,289	—		—		—		—	470		104,289
	Emerging Alliance	Long-term investment	Emerging Alliance Fund, LP	Subsidiary	—		741,617	—		168,615	—		—		—		—	—		767,239
	VIS	Long-term investment	VIS	Investee	556,133		3,377,526	121,338 (Note 2)		849,360 (Note 2)	—		—		—		—	677,471		3,264,657
	Ya Xin Technology	Long-term investment	Ya Xin Technology	Subsidiary	—		—	34,125		341,250	—		—		—		—	34,125		341,250
TSMC International	Stock
	TSMC Development, Inc.	Long-term investment	TSMC Development, Inc.	Subsidiary	1	US$	201,231	—	US$	208,000	—		—		—		—	1	US$	307,094
	InveStar Semiconductor Development Fund (II) Inc.	Long-term investment	InveStar Semiconductor Development Fund (II) Inc.	Subsidiary	45,000	US$	45,766	6,300	US$	6,300	—		—		—		—	51,300	US$	43,179
TSMC Development, Inc.	WaferTech	Long-term investment	WaferTech	Subsidiary	—	US$	226,541	—	US$	120,000	—		—		—		—	—	US$	326,609
VIS	Bond fund
	Yuan Da Duo Li #2	Short-term investment	—	—	26,278		350,000	33,108		450,000	59,386		807,970		800,000		7,970	—		—
	Da-Hua	Short-term investment	—	—	—		—	70,860		850,000	70,860		853,974		850,000		3,974	—		—
	THE TP ROC	Short-term investment	—	—	25,923		350,000	—		—	25,923		356,458		350,000		6,458	—		—
	NITC	Short-term investment	—	—	—		—	3,814		580,000	3,814		582,977		580,000		2,977	—		—
	JIHSUN	Short-term investment	—	—	—		—	43,630		550,000	43,630		554,407		550,000		4,407	—		—
	Tung Yi Chian Pang	Short-term investment	—	—	28,409		400,000	—		—	28,409		402,869		400,000		2,869	—		—
VIS Associates, Inc.	Equity certificate
	ABN AMRO Bank	Long-term investment (Note 3)	—	—	23,168	US$	10,047	1,194	US$	536	20,714	US$	14,806	US$	9,766 (Note 4)	US$	5,706	3,648	US$	817

Note 1:	The ending balance included the recognition of the investment income (loss) by the equity method and the accumulated translation adjustment.

Note 2:	Prepayment for the subscribe stock.

Note 3:	This equity certificate had been reclassified from short-term investment to long-term investment starting from July 2002.

Note 4:	The total book value for sale is US$9,100 thousand and with the unrealized loss on long-term investment is US$666 thousand.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND VANGUARD INTERNATIONAL SEMICONDUCTOR CORPORATION

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
TSMC	Fab 12	June 19, 2002	$263,000	By the construction progress	Mandartech Interiors, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		July 11, 2002	137,402	By the construction progress	UISC	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		August 6, 2002	124,775	By the construction progress	Meissner & Wurst	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		November 15, 2002	244,654	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 14	April 9, 2002	135,000	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		April 12, 2002	109,880	By the construction progress	Great Construction System, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		June 24, 2002	984,995	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND VANGUARD INTERNATIONAL SEMICONDUCTOR CORPORATION

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchase/Sales	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total
TSMC	TSMC—North America	Subsidiary	Sales	$94,433,401	57	30 days from invoice date	None	None	$9,739,236	96
	Philips and its affiliates	Major shareholder	Sales	2,909,008	2	30 days from invoice date	None	None	352,706	3
	WaferTech	Subsidiary	Purchase	9,955,154	41	30 days from monthly closing date	None	None	(617,751)	(25)
	VIS	Investee	Purchase	3,469,198	14	45 days from monthly closing date	None	None	(653,876)	(26)
	SSMC	Investee	Purchase	2,751,297	11	30 days from invoice date	None	None	(391,426)	(16)

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND VANGUARD INTERNATIONAL SEMICONDUCTOR CORPORATION

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
TSMC	TSMC—North America	Subsidiary	$9,739,236	18 days	$3,709,733	Accelerate demand on accounts receivable	$2,155,511	$—
	Philips and its affiliates	Major shareholder	352,706	29 days	55,050	Accelerate demand on accounts receivable	69,090	—

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND VANGUARD INTERNATIONAL SEMICONDUCTOR CORPORATION

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2002			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
				December 31, 2002	Dec. 31, 2001	Shares (Thousand)	Percentage of Ownership	Carrying Value (Note 1)
TSMC	TSMC—North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178	11,000	100	$173,601	$140,654	$139,021	Subsidiary
	TSMC—Europe	Amsterdam, The Netherlands	Marketing and engineering support	2,960	2,960	—	100	13,670	(1,615)	1,615	Subsidiary
	TSMC—Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760	6	100	94,258	3,145	6,045	Subsidiary
	VIS	Hsin-Chu, Taiwan	IC Design and manufacturing	6,503,640 (Note 3)	6,503,640	556,133	25	2,415,297 (Note 3)	(3,250,831)	(821,771)	Investee
	TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	24,165,780	987,968	100	22,265,157	(4,714,203)	(4,714,203)	Subsidiary
	Chi Cherng Investment	Taipei, Taiwan	Investment	300,000	100,000	—	36	41,894	13,821	13,122	Investee
	Hsin Ruey Investment	Taipei, Taiwan	Investment	300,000	100,000	—	36	39,815	12,533	6,632	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	3,753,733	924,362	993,292	Subsidiary
	SSMC	Singapore	Manufacturing wafers	6,408,190	4,986,344	382	32	3,136,115	(3,609,569)	(1,155,076)	Investee
	Emerging Alliance	Cayman Islands	Investment	1,005,660	837,045	—	99	767,239	(142,865)	(142,151)	Subsidiary
	Ya Xin Technology	Taipei, Taiwan	Electronic manufacturing	341,250	—	34,125	100	341,250	—	—	Subsidiary

Note 1:    The treasury stocks are not deducted from the carrying values.

Note 2:    The gain from sales of treasury stock of NT$43,036 thousand, which was transferred to capital surplus, was not deducted from the investment gain (loss).

Note 3:    The amount has not included the prepayment for the subscribed shares of 121,338 shares with total amount of NT$849,360 thousand.

Taiwan Semiconductor Manufacturing Company Ltd.

and Subsidiaries

Consolidated Financial Statements as of December 31, 2002 and 2001

Together with Independent Auditors’ Report

Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers’ convenience. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

Independent Auditors’ Report

January 16, 2003

The Board of Directors and the Shareholders

Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. and subsidiaries (the “Company”) as of December 31, 2002, and 2001, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Regulations for Auditing of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Ltd. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with the Guidelines for Securities Issuers’ Financial Reporting and generally accepted accounting principles in the Republic of China.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 30, “Accounting for Treasury Stock” on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock. The adoption of SFAS No. 30 resulted in the decrease of long-term investments and simultaneous increase of the book value of treasury stock by NT$1,923,492 thousand as of December 31, 2002. Furthermore, net income increased by NT$25,909 thousand for the year ended December 31, 2002.

T N Soong & Co

An Associate Member Firm of Deloitte Touche Tohmatsu

    Effective April 22, 2002

(Formerly a Member Firm of Andersen Worldwide, SC)

Taipei, Taiwan

The Republic of China

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

(In Thousand New Taiwan Dollars, Except Par Value)

	2002		2001
	Amount	%	Amount	%
A S S E T S

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 5)	$67,790,204	17	$37,556,295	10
Short-term investments (Notes 2 and 6)	170,012	—	1,398,071	—
Receivable from related parties (Note 20)	439,659	—	494,732	—
Notes receivable	60,240	—	176,582	—
Accounts receivable (Note 23)	19,530,702	5	19,957,636	5
Allowance for doubtful receivables (Note 2)	(932,993)	—	(1,100,492)	—
Allowance for sales returns and others (Note 2)	(2,372,515)	(1)	(2,581,551)	(1)
Inventories—net (Notes 2 and 7)	11,201,446	3	9,828,328	3
Deferred income tax assets (Notes 2 and 16)	3,401,729	1	2,350,147	1
Prepaid expenses and other current assets (Notes 2, 20 and 23)	3,248,674	1	2,721,421	1

Total Current Assets	102,537,158	26	70,801,169	19

LONG-TERM INVESTMENTS (Notes 2, 3, 8, and 18)	10,635,496	3	11,599,150	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9, 12 and 20)
Cost
Land and land improvements	874,907	—	877,371	—
Buildings	76,428,851	20	60,523,505	17
Machinery and equipment	343,951,592	88	280,023,690	76
Office equipment	6,996,027	2	6,062,496	2

Total cost	428,251,377	110	347,487,062	95
Accumulated depreciation	(210,101,159)	(54)	(155,948,960)	(42)
Advance payments and construction in progress	28,348,093	7	59,749,530	16

Net Property, Plant and Equipment	246,498,311	63	251,287,632	69

GOODWILL (Note 2)	10,158,845	3	11,437,572	3

OTHER ASSETS
Deferred charges—net (Notes 2 and 10)	9,873,825	3	3,769,750	1
Deferred income tax assets (Notes 2 and 16)	9,773,226	2	16,245,828	5
Refundable deposits (Note 20 and 22)	557,266	—	784,089	—
Idle assets—net (Note 2)	386,317	—	—	—
Assets leased to others (Note 2)	87,246	—	555,053	—
Miscellaneous	34,709	—	37,452	—

Total Other Assets	20,712,589	5	21,392,172	6

TOTAL ASSETS	$390,542,399	100	$366,517,695	100

	2002		2001
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 11)	$729,813	—	$6,269,181	2
Payable to related parties (Note 20)	1,776,149	—	1,048,273	—
Accounts payable (Note 23)	5,138,592	1	1,397,879	—
Payable to contractors and equipment suppliers	14,132,100	4	12,867,236	4
Accrued expenses and other current liabilities (Note 23)	6,477,212	2	6,746,483	2
Current portion of long-term liabilities (Notes 12, 13 and 14)	12,107,899	3	5,000,000	1

Total Current Liabilities	40,361,765	10	33,329,052	9

LONG-TERM LIABILITIES
Long-term bank loans (Note 12)	11,051,454	3	22,399,360	6
Long-term bonds payables (Note 13)	35,000,000	9	24,000,000	7
Other long-term payables (Note 14)	4,281,665	1	—	—

Total Long-term Liabilities	50,333,119	13	46,399,360	13

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 15)	2,211,560	1	1,856,617	—
Guarantee deposits (Note 22)	1,395,066	—	7,212,688	2
Deferred gain on sales and leaseback (Note 2)	114,928	—	268,165	—
Others	177,256	—	141,498	—

Total Other Liabilities	3,898,810	1	9,478,968	2

MINORITY INTEREST IN SUBSIDIARIES (Note 2)	95,498	—	120,240	—

Total Liabilities	94,689,192	24	89,327,620	24

SHAREHOLDERS’ EQUITY (Notes 2 and 17)
Capital stock—$10 par value
Authorized: 24,600,000 thousand shares
Issued: Preferred—1,300,000 thousand shares	13,000,000	3	13,000,000	3
Common—18,622,887 thousand shares in 2002 and 16,832,554 thousand shares in 2001	186,228,867	48	168,325,531	46
Capital surplus:
Merger and others (Note 2)	56,961,753	15	57,128,433	16
Treasury stock (Notes 3 and 18)	43,036	—	—	—
Retained earnings:
Appropriated as legal reserve	18,641,108	5	17,180,067	5
Appropriated as special reserve	—	—	349,941	—
Unappropriated earnings	22,151,089	5	19,977,402	6
Unrealized loss on long-term investments (Note 2)	(194,283)	—	—	—
Cumulative translation adjustments (Note 2)	945,129	—	1,228,701	—
Treasury stock (at cost)—42,001 thousand shares (Notes 2, 3 and 18)	(1,923,492)	—	—	—

Total Shareholders’ Equity	295,853,207	76	277,190,075	76

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$390,542,399	100	$366,517,695	100

The accompanying notes are an integral part of the consolidated financial statements.

(With T N Soong & Co report dated January 16, 2003)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2002 and 2001

(In Thousand New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2002		2001
	Amount	%	Amount	%
GROSS SALES (Notes 2, 20 and 24)	$166,187,670		$128,560,708

SALES RETURNS AND ALLOWANCES (Note 2)	(3,886,462)		(2,675,816)

NET SALES	162,301,208	100	125,884,892	100

COST OF SALES (Note 20)	109,988,058	68	92,228,098	73

GROSS PROFIT	52,313,150	32	33,656,794	27

OPERATING EXPENSES (Notes 20 and 24)
Research and development	11,725,035	7	10,649,019	9
General and administrative	7,007,283	5	7,939,839	6
Marketing	1,991,793	1	2,290,139	2

Total Operating Expenses	20,724,111	13	20,878,997	17

INCOME FROM OPERATIONS	31,589,039	19	12,777,797	10

NON-OPERATING INCOME (Note 24)
Interest	1,094,724	1	1,486,656	1
Royalty income (Note 22)	527,126	—	1,301,606	1
Gain on sales of property, plant and equipment (Note 2)	273,998	—	52,376	—
Technical service income (Notes 20 and 22)	162,149	—	55,077	—
Gain on sales of short-term investments—net (Note 2)	69,610	—	1,619,062	1
Insurance compensation—net	—	—	860,835	1
Premium income from option contracts—net (Notes 2 and 23)	—	—	234,732	—
Gain on sales of long-term investments—net (Note 2)	—	—	105,439	—
Other (Note 20)	291,860	—	759,793	1

Total Non-operating Income	2,419,467	1	6,475,576	5

(Forward)

English Translation of Financial Statements Originally Issued in Chinese

	2002		2001
	Amount	%	Amount	%
NON-OPERATING EXPENSES (Note 24)
Interest (Notes 2, 9 and 23)	$2,616,740	2	$3,144,042	3
Investment loss recognized by equity method—net (Notes 2 and 8)	1,976,847	1	3,959,020	3
Permanent loss on long-term investments (Note 2)	795,674	1	—	—
Loss on sales of and provision for loss on property, plant and equipment (Note 2)	466,385	—	235,629	—
Premium expense from option contracts—net (Notes 2 and 23)	419,513	—	—	—
Loss on sales of long-term investments—net (Note 2)	170,831	—	—	—
Foreign exchange loss—net (Notes 2 and 23)	120,568	—	695,620	—
Casualty loss—net (Note 2)	119,485	—	—	—
Amortization of bond issuance costs (Note 2)	18,523	—	12,504	—
Other	81,792	—	420,053	—

Total Non-operating Expenses	6,786,358	4	8,466,868	6

INCOME BEFORE INCOME TAX (Note 24)	27,222,148	16	10,786,505	9

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 16)	(5,636,648)	(3)	3,740,678	3

INCOME BEFORE MINORITY INTEREST	21,585,500	13	14,527,183	12

MINORITY INTEREST IN LOSS (INCOME) OF SUBSIDIARIES (Notes 2 and 24)	24,791	—	(44,009)	—

CONSOLIDATED NET INCOME	$21,610,291	13	$14,483,174	12

	Income Before Income Tax	Consolidated Net Income	Income Before Income Tax	Consolidated Net Income
CONSOLIDATED EARNINGS PER SHARE (Note 19)
Basic earnings per share	$1.44	$1.14	$0.55	$0.75

Diluted earnings per share	$1.44	$1.14	$0.55	$0.75

The accompanying notes are an integral part of the consolidated financial statements.

(With T N Soong & Co report dated January 16, 2003)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2002 and 2001

(In Thousand New Taiwan Dollars)

	CAPITAL STOCK ISSUED				CAPITAL SURPLUS (Notes 2 and 17)
	Preferred Stock		Common Stock		From Merger	Additional Paid-in Capital	From Long-term Investments	Excess on Foreign Bond Investment	Gain on Sales of Properties	Donation	Treasury Stock	Total
	Shares (Thousand)	Amount	Shares (Thousand)	Amount

BALANCE, JANUARY 1, 2001	1,300,000	$13,000,000	11,689,365	$116,893,646	$22,329,129	$23,172,550	$246,219	$9,410,632	$127,236	$55	$—	$55,285,821

Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	467,443	4,674,426	—	—	—	—	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	—	—	—	—	—
Stock dividends—40%	—	—	4,675,746	46,757,459	—	—	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	—	—	—	—

Net income in 2001	—	—	—	—	—	—	—	—	—	—	—	—

Reclassification of the accumulated deficits from the merged company	—	—	—	—	1,803,168	—	—	—	—	—	—	1,803,168

Gain on sales of property, plant and equipment	—	—	—	—	—	—	—	—	39,282	—	—	39,282

Gain on sales of property, plant and equipment from investees	—	—	—	—	—	—	162	—	—	—	—	162

Reversal of the unrealized loss on long-term investments	—	—	—	—	—	—	—	—	—	—	—	—

Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2001	1,300,000	13,000,000	16,832,554	168,325,531	24,132,297	23,172,550	246,381	9,410,632	166,518	55	—	57,128,433

Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	107,078	1,070,783	—	—	—	—	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	—	—	—	—	—
Stock dividends—10%	—	—	1,683,255	16,832,553	—	—	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	—	—	—	—

Net income in 2002	—	—	—	—	—	—	—	—	—	—	—	—

Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	—	—	—	—	—	—	—	—	(166,518)	—	—	(166,518)

Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	—	—	—	—	(162)	—	—	—	—	(162)

Unrealized loss on long-term investments	—	—	—	—	—	—	—	—	—	—	—	—

Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—

Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—	—	—	—	—	—	—	—	—

Capital surplus resulted from sales of treasury stock	—	—	—	—	—	—	—	—	—	—	43,036	43,036

BALANCE, DECEMBER 31, 2002	1,300,000	$13,000,000	18,622,887	$186,228,867	$24,132,297	$23,172,550	$246,219	$9,410,632	$—	$55	$43,036	$57,004,789

	RETAINED EARNINGS (Note 17)				UNREALIZED GAIN (LOSS) ON LONG-TERM INVESTMENTS (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK (Notes 2, 3 and 18 )	TOTAL SHAREHOLDERS’ EQUITY
	Legal Reserve	Special Reserve	Unappropriated Earnings	Total
BALANCE, JANUARY 1, 2001	$10,689,323	$1,091,003	$65,143,847	$76,924,173	$(71,564)	$(278,377)	$—	$261,753,699
Appropriations of prior year’s earnings
Legal reserve	6,490,744	—	(6,490,744)	—	—	—	—	—
Special reserve	—	(741,062)	741,062	—	—	—	—	—
Bonus to employees—stock	—	—	(4,674,426)	(4,674,426)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	(41,137)	(41,137)	—	—	—	(41,137)
Stock dividends—40%	—	—	(46,757,459)	(46,757,459)	—	—	—	—
Remuneration to directors and supervisors	—	—	(584,303)	(584,303)	—	—	—	(584,303)
Net income in 2001	—	—	14,483,174	14,483,174	—	—	—	14,483,174
Reclassification of the accumulated deficits from the merged company	—	—	(1,803,168)	(1,803,168)	—	—	—	—
Gain on sales of property, plant and equipment	—	—	(39,282)	(39,282)	—	—	—	—
Gain on sales of property, plant and equipment from investees	—	—	(162)	(162)	—	—	—	—
Reversal of the unrealized loss on long-term investments	—	—	—	—	71,564	—	—	71,564
Translation adjustments	—	—	—	—	—	1,507,078	—	1,507,078

BALANCE, DECEMBER 31, 2001	17,180,067	349,941	19,977,402	37,507,410	—	1,228,701	—	277,190,075
Appropriations of prior year’s earnings
Legal reserve	1,448,317	—	(1,448,317)	—	—	—	—	—
Special reserve	—	(349,941)	349,941	—	—	—	—	—
Bonus to employees—stock	—	—	(1,070,783)	(1,070,783)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	(455,000)	(455,000)	—	—	—	(455,000)
Stock dividends—10%	—	—	(16,832,553)	(16,832,553)	—	—	—	—
Remuneration to directors and supervisors	—	—	(133,848)	(133,848)	—	—	—	(133,848)
Net income in 2002	—	—	21,610,291	21,610,291	—	—	—	21,610,291
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	12,724	—	153,794	166,518	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	162	162	—	—	—	—
Unrealized loss on long-term investments	—	—	—	—	(194,283)	—	—	(194,283)
Translation adjustments	—	—	—	—	—	(283,572)	—	(283,572)
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—	—	—	(1,923,492)	(1,923,492)
Capital surplus resulted from sales of treasury stock	—	—	—	—	—	—	—	43,036

BALANCE, DECEMBER 31, 2002	$18,641,108	$—	$22,151,089	$40,792,197	$(194,283)	$945,129	$(1,923,492)	$295,853,207

The accompanying notes are an integral part of the consolidated financial statements.

(With T N Soong & Co report dated January 16, 2003)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002 and 2001

(In Thousand New Taiwan Dollars)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$21,610,291	$14,483,174
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,000,873	55,323,040
Deferred income taxes	5,421,020	(3,788,154)
Investment loss recognized by equity method—net	1,976,847	3,959,020
Permanent loss on long-term investments	795,674	—
Loss (gain) on sales of long-term investments—net	170,831	(105,439)
Loss on sales of and provision for loss on property, plant and equipment—net	192,387	183,253
Reversal of provision for losses on short-term investments—net	—	(13,146)
Pension cost accrued	355,705	345,340
Allowance for doubtful receivables	(167,499)	153,758
Allowance for sales returns and others	(209,036)	123,228
Minority interest in income (loss) of subsidiaries	(24,791)	44,009
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivable from related parties	55,073	453,994
Notes receivable	116,342	(51,407)
Accounts receivable	426,934	10,377,678
Inventories—net	(1,373,118)	2,957,395
Forward exchange contract receivable	(199,609)	49,480
Prepaid expenses and other current assets	(330,819)	202,303
Increase (decrease) in:
Payable to related parties	727,876	(1,558,066)
Accounts payables	3,740,713	(7,109,948)
Forward exchange contract payables	(379,579)	218,165
Accrued expenses and other current liabilities	601,110	(429,965)

Net Cash Provided by Operating Activities	98,507,225	75,817,712

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in short-term investments	1,184,419	117,173
Acquisitions of:
Long-term investments	(3,192,427)	(5,120,580)
Property, plant and equipment	(55,235,458)	(70,201,205)
Proceeds from sales of:
Long-term investments	53,048	559,137
Property, plant, and equipment	495,878	301,416
Increase in deferred charges	(5,724,583)	(1,805,250)
Decrease in refundable deposits	226,823	194,978
Decrease (increase) in other assets	2,711	(9,162)

(Forward)

English Translation of Financial Statements Originally Issued in Chinese

	2002	2001
Increase (decrease) in minority interest in subsidiaries	$49	($249,166)
Increase in goodwill	—	(1,019,227)

Net Cash Used in Investing Activities	(62,189,540)	(77,231,886)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of:
Short-term bank loans	—	2,435,340
Long-term bonds	10,000,000	—
Payments on:
Short-term bank loans	(5,539,368)	—
Long-term bank loans	(4,397,306)	(940,007)
Increase (decrease) in guarantee deposits	(5,817,622)	126,309
Decrease in lease obligation	—	(51,286)
Cash dividends paid for preferred stocks	(455,000)	(455,000)
Remuneration paid to directors and supervisors	(133,848)	(170,440)
Increase in issuance costs of financing	(3,002)	(47,689)

Net Cash (Used in) Provided by Financing Activities	(6,346,146)	897,227

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	29,971,539	(516,947)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	262,370	(766,975)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	37,556,295	38,840,217

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$67,790,204	$37,556,295

SUPPLEMENTAL INFORMATION
Interest paid (excluding the amounts capitalized of NT$213,686 thousand and NT$507,094 thousand in 2002 and 2001, respectively)	$2,301,765	$3,468,112

Income tax paid	$165,121	$20,767

Noncash investing and financing activities:
Reclassification of a parent company stock held by subsidiaries from long-term investments to treasury stock	$1,923,492	$—

Effect of exchange rate changes on cash and cash equivalents	($142,438)	$1,258,395

Current portion of long-term liabilities	$12,107,899	$5,001,116

Cash paid for acquisition of property, plant and equipment:
Total acquisition	$56,500,322	$57,518,168
Decrease (increase) in payables to contractors and equipment suppliers	(1,264,864)	12,683,037

	$55,235,458	$70,201,205

Cash paid for acquisition of deferred charges:
Total acquisition	$10,401,176	$1,805,250
Increase in other long-term payable (including current portion)	(4,676,593)	—

	$5,724,583	$1,805,250

The accompanying notes are an integral part of the consolidated financial statements.

(With T N Soong & Co report dated January 16, 2003)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1.    GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (TSMC), a Republic of China corporation, was incorporated as a venture among the government of the ROC, acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange. On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange in the form of American Depositary Shares.

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

TSMC has six direct wholly-owned subsidiaries, namely, TSMC North America (TSMC-North America), Taiwan Semiconductor Manufacturing Company Europe B.V (TSMC-Europe), TSMC Japan K. K. (TSMC-Japan), TSMC International Investment Ltd. (TSMC International), TSMC Partners Ltd. (TSMC Partners), Ya Xin Technology, Inc. (Ya Xin), a 99.5% owned subsidiary, Emerging Alliance Fund, LP (Emerging Alliance) and two 36% owned affiliates—Chi Cherng Investment Co., Ltd. (Chi Cherng, which is 36% owned by TSMC and 64% owned by Hsin Ruey Investment Co., Ltd.) and Hsin Ruey Investment Co., Ltd. (Hsin Ruey, which is 36% owned by TSMC and 64% owned by Chi Cherng). TSMC International has two wholly-owned subsidiaries—TSMC Development, Inc. (TSMC Development), TSMC Technology, Inc. (TSMC Technology), and two 97%-owned subsidiaries—InveStar Semiconductor Development Fund, Inc. (InveStar) and InveStar Semiconductor Development Fund, Inc. (II) LDC (InveStar II). TSMC Development has a 99.7% owned subsidiary, WaferTech, LLC (WaferTech).

TSMC established Ya Xin in November 2002 and subsequently signed a merger agreement with Global UniChip Corp. (Global UniChip) in December 2002. The merger was effective on January 4, 2003 and Global UniChip is the surviving company. TSMC holds 52% of Global UniChips’ shares after the completion of the merger.

The following diagram presents information regarding the relationship and ownership percentages among TSMC and its subsidiaries as of December 31, 2002:

TSMC-North America is engaged in the sales and marketing of integrated circuits and semiconductor devices. TSMC-Europe, TSMC-Japan, TSMC Development and TSMC Technology are engaged mainly in marketing and engineering support activities. TSMC Partners, Chi Cherng and Hsin Ruey are engaged in investments. Ya Xin is engaged in the design of integrated circuits. TSMC International is engaged in providing investment in companies involved in design, manufacture, and other related business in semiconductor industries. Emerging Alliance, InveStar and InveStar II are engaged in investing in new start-up companies in the fields of high-technology. WaferTech is engaged in the manufacturing, selling, testing and designing of integrated circuits and other semiconductor devices.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

TSMC consolidates the accounts of all majority (directly and indirectly) owned subsidiaries. The consolidated financial statements include, as of and for the years ended December 31, 2002 and 2001, the accounts of TSMC, TSMC-North America, TSMC-Europe, TSMC-Japan, TSMC Partners, Emerging Alliance, Chi Cherng, Hsin Ruey, Ya Xin (a newly established entity in 2002) and TSMC International and its subsidiaries, InveStar, InveStar II, TSMC Development (including WaferTech) and TSMC Technology. TSMC and the foregoing subsidiaries are hereinafter referred to collectively as the “Company”. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

TSMC’s investees, Hsin Ruey, Chi Hsin Investment Co., Ltd. (Chi Hsin) and Kung Cherng Investment Co., Ltd. (Kung Cherng) were merged on October 30, 2002, with Hsin Ruey as the surviving company. In addition, TSMC’s investees, Chi Cherng, Cherng Huei Investment Co., Ltd. (Cherng Huei) and Po Cherng Investment Co., Ltd. (Po Cherng) were merged on October 30, 2002 with Chi Cherng as the surviving company. Chi Hsin, Kung Cherng, Cherng Huei and Po Cherng were consolidated entities as of and for the year ended December 31, 2001.

Minority interests in Emerging Alliance (0.5%), InveStar (3%), InveStar II (3%) and WaferTech (0.3% in 2002 and 1% in 2001) are presented separately in the consolidated financial statements.

Cash and cash equivalents

Government bonds acquired under agreements that provide for their repurchase within less than three months from date of purchase are classified as cash equivalents.

Short-term investments

Short-term investments are carried at the lower of cost or market value. The costs of investments sold are determined by the specific identification method.

Allowance for doubtful receivables

Allowances for doubtful receivables are provided based on a review of the collectibility of accounts receivables.

Sales and sales returns and allowances

Sales are recognized when titles of products and risks of ownerships are transferred to customers, primarily upon shipment. Allowance and related provisions for sales returns and others are estimated based on historical experience. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process, and replacement value for raw materials, supplies and spare parts.

Long-term investments

Investments in shares of stock of companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method. The Company’s proportionate share in the net income or net loss of investee companies are recognized as components of the “Investment income/loss recognized by equity method—net” account. The Company adopted Statements of Financial Accounting Standards (“SFAS”) No. 30, “Accounting for Treasury Stock” on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock. The recorded value of treasury stock is based on the carrying values of the short/long-term investments on the subsidiaries’ books as of January 1, 2002.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in equity investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to “capital surplus” as well as the “long-term investments” accounts. In the event an investee has an accumulated deficit, it will record an offset to its capital surplus, excluding the reserve for asset revaluation, through retained earnings. The Company will also record a corresponding entry equivalent to its proportionate share of the investee capital surplus, excluding the reserve for asset revaluation, that was generated subsequent to any acquisition of equity interest in the investee.

Other stock investments are accounted for using the cost method. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized neither as investment income nor increase of long-term investment but recorded only as an increase in the number of shares held. An allowance is recognized for any decline in the market value of investments using quoted market prices with the corresponding amount debited to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value. The carrying values of investments with no quoted market price are reduced to reflect an other than temporary decline in their values with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of cost or net asset value (NAV). An allowance is recognized when the cost of the funds are lower than their net asset values, with the corresponding amount debited to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

Investment in convertible notes and stock purchase warrants are carried at cost.

The costs of investments sold are determined using the weighted-average method.

If an investee company has an unrealized loss on a long-term investment evaluated using the lower-of-cost-or-market method, the Company recognizes a corresponding unrealized loss in proportion to its equity interest and records the amount as a component of its own shareholders’ equity.

Gain or loss on transactions with investee companies wherein the Company owned at least 20% of the outstanding common stock but less than a controlling interest are deferred in proportion to the ownership percentage until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries are deferred until such gains or losses are realized through the subsequent sale of the related products to third parties. Gains or losses from sales by investee companies to the Company are deferred in proportion to the ownership percentage until realized through transactions with third parties.

Property, plant and equipment, assets leased to others and idle assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Idle assets are stated at the lower of book value or net realized value. Significant additions, renewals, betterments and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Property, plant and equipment covered by agreements qualifying as capital leases are carried at the lower of the present value of future minimum rent payments, or the market value of the property at the inception date of the lease. The lessee’s periodic rental payment includes the purchase price of the leased property and the interest expense.

Depreciation is computed using the straight-line method over these estimated service lives, which range as follows: Land improvements—20 years; buildings—10 to 20 years; machinery and equipment—5 years; and office equipment—3 to 7 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired and the difference between the investment cost and the Company’s proportionate share in the net assets of acquired investee companies. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred charges

Deferred charges consist of software and system design costs, technology know-how, bond issuance and financing costs, and technology license fees. The amounts are amortized as follows: Software and system design costs—3 years, technology know-how—5 years; bond issuance and financing costs—the term of the bonds or the related line of credit; technology license fee—the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension costs

Net periodic pension costs are recorded on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gain/loss are amortized over 25 years.

Deferred gain on sales and leaseback

The gain on the sale of property that is simultaneously leased back is deferred by the Company. This deferred gain on sales and leaseback transactions is amortized as follows: (a) operating leases—adjustment of rental expenses over the term of the leases and (b) capital leases—adjustment of depreciation expenses over the estimated useful life of the property or the term of the lease; whichever is shorter.

Casualty loss

Casualty loss consists of the accrued loss caused by the earthquake on March 31, 2002 less the estimated insurance compensation.

Income tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and operating loss carry forwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as current or non-current based on the expected length of time before it is realized.

Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, investments in important technology-based enterprise are recognized using the current method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

As of January 1, 1998, income taxes on unappropriated earnings (excluding the foreign consolidated entities) of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year incurred.

Derivative financial instruments

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rate at the balance sheet date and the resulting differences are recognized in charged to income. Also, the receivables and payables related to the forward contract are netted with the resulting amount presented as either an asset or a liability.

The Company enters into interest rate swap transactions to manage exposures from changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized to income on a straight-line basis over the term of the related contract.

Foreign-currency transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transaction occurs. Gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At year-end, foreign-currency assets and liabilities are revalued at the prevailing exchange rate with the resulting gain or loss recognized in current operations.

Translation of foreign-currency financial statements

ROC Financial Accounting Standards (FAS) No. 14, “Accounting for Foreign-Currency Transactions,” applies to foreign subsidiaries that use the local foreign currency as its functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities—current rate on balance sheet date; shareholders’ equity—historical rate; income and expenses—weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

3.    NEW ACCOUNTING PRONOUNCEMENTS

In accordance with the Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock” and other relevant regulations from Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by subsidiaries from short/long-term investments to treasury stock. The reclassification is based on the carrying value of NT$2,115,695 thousand as recorded by the subsidiaries as of January 1, 2002. The adoption of SFAS No. 30 resulted in the decrease of long-term investments and the increase of treasury stock by NT$1,923,492 thousand as of December 31, 2002, and an increase in net income for the year ended December 31, 2002 by NT$25,909 thousand.

4.    SIGNIFICANT ELIMINATION ENTRIES

Significant transactions and balances with subsidiaries that have been eliminated upon consolidation are as follows:

Company	Account	Amount	Transaction Entity
TSMC	Payable to related parties	$617,751	WaferTech
		29,520	TSMC-Europe
		19,643	TSMC-Japan
		14,511	TSMC-North America
		9,424	TSMC Technology
	Receivable from related parties	9,739,236	TSMC-North America
		4,545	TSMC Technology
	Sales	94,433,401	TSMC-North America
		1,152	WaferTech
	Purchases	9,955,154	WaferTech
	Marketing expenses—	208,226	TSMC-Japan
	commissions	132,086	TSMC-Europe
	Other revenue	1,635	WaferTech

TSMC	Notes receivable	347,530	TSMC Technology
International	Interest receivable	188,842	TSMC Technology
	Royalty income	455,778	TSMC Technology
	Interest revenue	26,660	TSMC Technology

TSMC Partners	Notes receivable	10,666,619	TSMC International
	Deferred revenue	9,398,140	TSMC International
	Royalty income	607,669	TSMC International
	Interest income	345,620	TSMC International

TSMC	Accounts receivable	4,986	WaferTech
Technology	Deferred revenue	13,356	TSMC Development
	Management service income	27,331	WaferTech
	Technical service income	14,758	TSMC Development

WaferTech	Deferred charges	31,278	TSMC Technology
	Administrative expense	34,563	TSMC Technology

5.    CASH AND CASH EQUIVALENTS

	2002	2001
Cash and bank deposits	$65,051,337	$35,830,636
Government bonds acquired under repurchase agreement	2,738,867	1,725,659

	$67,790,204	$37,556,295

6. SHORT-TERM INVESTMENTS

	2002	2001
Listed stocks	$170,012	$1,398,071

Market value	$2,455,582	$6,917,133

The market values of listed stocks as of December 31, 2002 and 2001 were based on the average closing price for the month of December 2002 and 2001, respectively.

7.    INVENTORIES—NET

	2002	2001
Finished goods	$3,837,245	$1,790,305
Work in process	7,611,344	7,374,752
Raw materials	518,196	744,719
Supplies and spare parts	970,960	1,110,323

	12,937,745	11,020,099
Less—allowance for losses	(1,736,299)	(1,191,771)

	$11,201,446	$9,828,328

8.    LONG-TERM INVESTMENTS

	2002		2001
	Carrying Value	% of Owner- Ship	Carrying Value	% of Owner- Ship
Shares of stock
Equity method:
Publicly traded
Vanguard International Semiconductor (VIS)	$2,415,297	25	$3,377,526	25
Non-publicly traded
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,136,115	32	2,907,967	32

	5,551,412		6,285,493

Prepayment for subscribed stocks VIS	849,360	—	—	—

	849,360		—

(Forward)

	2002		2001
	Carrying Value	% of Owner- Ship	Carrying Value	% of Owner- Ship
Cost method
Common stock
Publicly traded stock
Amkor Technology	$280,748	—	$280,748	—
Monolithic System Tech.	104,289	2	—	—
Taiwan Mask	32,129	2	32,129	2
Non-publicly traded stock
United Technology	193,584	11	193,584	11
Global Testing Corp. (GTC)	179,882	10	179,951	10
Shin-Etsu Handotai Taiwan Co., Ltd.	105,000	7	105,000	7
Global Investment Holding	100,000	6	107,270	6
Hong Tung Venture Capital	83,916	10	150,000	10
EoNEX Technologies, Inc.	70,305	6	—	—
Procoat Technology, Inc.	67,490	12	—	—
Conwise Technology Corp. Ltd.	67,039	14	—	—
Goyatek Technology, Inc.	62,104	8	—	—
Programmable Microelectronics (Taiwan) Corp.	59,358	4	59,296	4
W.K. Technology, Fund IV	50,000	2	50,000	2
RichTek Technology Corp.	46,986	9	45,015	10
APE	46,743	6	46,748	6
Auden Technology MFG. Co., Ltd.	38,819	4	—	—
Yi Yang Technology	33,606	9	—	—
TrendChip Technologies Corp.	29,992	5	—	—
ChipStrate Technology, Inc.	10,426	9	69,658	9
GeoVision, Inc.	4,518	2	—	—
Divio, Inc.	104	—	105	—
EmpowerTel Networks, Inc.	—	—	12,031	1
3DFX Interactive	—	—	10,396	—
Ubicom, Inc.	—	—	6,028	2
Capella Microsystems	—	—	4,740	2
Equator Technologies, Inc.	—	—	3,151	—

	1,667,038		1,355,850

Preferred stock
Non-publicly traded stock
Sonics, Inc.	229,787	10	231,397	7
Tropian, Inc.	150,620	5	151,688	5
Reflectivity, Inc.	146,262	15	69,998	6
Monolithic Power Systems, Inc.	137,135	16	123,037	18
Atheros Communications, Inc.	124,868	3	125,754	2
Memsic, Inc.	106,344	23	107,088	20
Pixim, Inc.	87,845	3	87,498	3

(Forward)

	2002		2001
	Carrying Value	% of Owner- Ship	Carrying Value	% of Owner- Ship
Quicksilver Technology	$82,153	4	$122,497	29
FormFactor, Inc.	69,506	1	69,998	1
Kilopass Technologies, Inc.	69,506	18	—	—
NetLogic Microsystems	65,005	1	64,748	1
NanoAmp Solutions, Inc.	64,397	4	64,838	3
Newport Opticom, Inc.	63,288	15	77,124	15
Integrated Memory Logic, Inc.	62,868	12	63,318	10
Match Lab, Inc.	60,818	11	61,249	10
IP Unity	56,856	2	—	—
Ikanos Communication	52,707	2	52,498	3
Ralink Technologies, Inc.	52,130	6	52,498	7
SiRF Technology Holdings, Inc.	50,878	1	51,248	1
LightSpeed Semiconductor Corp.	46,534	3	107,251	1
Advanced Analogic Technology, Inc.	43,824	2	44,131	2
OEpic, Inc.	43,094	7	87,497	6
Accelerant Networks	35,138	1	—	—
Litchfield Communications	35,138	6	34,999	6
Quake Technologies, Inc.	35,138	1	34,999	1
Spreadtrum	35,138	—	—	—
HiNT Corp.	34,753	5	34,999	5
Silicon Data, Inc.	34,753	7	8,750	2
XHP Microsystem	26,353	6	—	—
Angstron Systems, Inc.	26,065	7	26,249	7
Equator Technologies, Inc.	24,675	2	99,358	2
Capella Microsystems, Inc.	23,667	12	80,441	8
Sensory, Inc.	21,720	5	43,749	4
Iridigm Display	17,639	2	—	—
Mosaic Systems	17,569	6	—	—
Zenesis Technologies	17,569	4	—	—
Divio, Inc.	17,377	4	17,500	4
Incentia Design Systems, Inc.	17,377	2	17,499	2
Oridus, Inc. (CreOsys, Inc.)	15,639	8	52,498	8
Signia Technologies, Inc.	15,639	12	78,748	20
LeadTONE Wireless, Inc.	8,270	6	—	—
eBest!, Inc.	3,370	1	—	—
EmpowerTel Networks, Inc.	—	—	179,480	7
RapidStream, Inc.	—	—	73,754	6
Y-Media Corp.	—	—	52,499	2
Rise Technology Company	—	—	52,498	2
Ubicom, Inc.	—	—	47,636	2
OmegaBand, Inc. (Seagull Semiconductor, Inc.)	—	—	43,749	6

(Forward)

	2002		2001
	Carrying Value	% of Owner- Ship	Carrying Value	% of Owner- Ship
PicoTurbo, Inc.	$—	—	$43,749	7
Procoat Technology, Inc.	—	—	30,000	10

	2,329,412		2,868,509

Convertible notes
eBest!, Inc.	834	—	—	—
PicoTurbo, Inc.	—	—	10,323	—
Rise Technology Company	—	—	10,500	—
OmegaBand, Inc. (Seagull Semiconductor, Inc.)	—	—	6,730	—

	834		27,553

Funds
Horizon Ventures	195,452	—	125,701	—
Crimson Asia Capital	41,988	—	27,091	—
BIAM Global Opportunity Fund	—	—	908,944	—

	237,440		1,061,736

Warrant
OEpic, Inc.	—	—	9	—

	$10,635,496		$11,599,150

The carrying value of the investments accounted for using the equity method and the related investment losses were determined based on the audited financial statements of the investees in the same year. The investment losses of investee companies consist of the following:

	2002	2001
SSMC	$1,155,076	$1,722,080
VIS	821,771	2,236,940

	$1,976,847	$3,959,020

The market values and net asset values of the Company’s long-term investments are as follows:

	2002	2001
Market value of publicly traded stocks	$4,792,108	$7,056,942
Equity in the net assets of non-publicly traded stocks	7,720,481	8,286,549
Net asset value of funds	237,440	1,202,453

On January 8, 2003, the Company’s investee company, VIS, issued 600,000 thousand shares of common stock at a discounted price of NT$7 per share. The Company prepaid NT$849,360 thousand at the end of 2002 for the share subscription and paid an additional NT$766,815 thousand in January 2003. In this round of equity offering, the Company purchased a total of 230,882 thousand shares of VIS stocks. As a result, its ownership in VIS increased from 25% to 28%.

9.    PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	2002	2001
Land improvements	$127,341	$108,770
Buildings	24,140,506	16,604,096
Machinery and equipment	181,998,606	136,033,250
Office equipment	3,834,706	3,202,844

	$210,101,159	$155,948,960

Information on the status of expansion or construction plans of TSMC’s manufacturing facilities at December 31, 2002 is as follows:

Manufacturing Plant	Estimated Cost	Accumulated Expenditures	Expected or Actual Date of Starting Operations
Fab 6	$93,932,000	$87,054,700	March 2000
Fab 12 phase 1	80,318,400	47,095,400	March 2002
Fab 14 phase 1	30,411,000	22,169,900	June 2003

Interest expense (before deducting capitalized amounts of NT$213,686 thousand and NT$507,094 thousand in 2002 and 2001, respectively) for the years ended December 31, 2002 and 2001 were NT$2,830,426 thousand and NT$3,651,136 thousand, respectively. The interest rates used for purpose of calculating the capitalized amount were 2.07% to 5.283% in 2002 and 2.54% to 5.283% in 2001.

10.    DEFERRED CHARGES—NET

	2002	2001
Technology license fee	$6,519,334	$996,578
Software and system design costs	3,167,366	2,073,802
Bond issuance costs and financing costs	127,195	150,142
Technology know-how	49,500	103,500
Others	10,430	445,728

	$9,873,825	$3,769,750

11. SHORT-TERM BANK LOANS

	2002	2001
Unsecured loan in US dollars:
US$21,000 thousand, refinanced in May 2002, repayable by May 2003, annual interest at 1.82% and 2.33% in 2002 and 2001, respectively	$729,813	$734,979
US$82,000 thousand, repayable by March 2002, annual interest at 2.679%	—	2,869,918

(Forward)

	2002	2001
US$5,500 thousand, repayable by June 2002, annual interest at 3.188%	$—	$192,495
US$21,565 thousand, repayable by October 2002, annual interest at 2.590%	—	754,735
US$46,000 thousand, repayable by October 2002, annual interest at 2.548%	—	1,609,954
Secured loan in NT dollars:
NT$107,100 thousand, repayable by October 2002, annual interest at 3.2% to 3.8%	—	107,100

	$729,813	$6,269,181

As of December 31, 2002, TSMC provided NT$1,390,120 thousand (US$40,000 thousand) guarantee for the above US$21,000 thousand loan.

Unused credit lines as of December 31, 2002 aggregated approximately NT$7,930,000 thousand and US$366,500 thousand.

12.    LONG-TERM BANK LOANS

	2002	2001
Secured loan:
US$440,000 thousand, repayable by February 2005, US$122,000 thousand repaid in 2002, annual floating interest at 2.078% and 2.578% in 2002 and 2001, respectively	$11,051,454	$15,399,560
Unsecured loan:
US$200,000 thousand, repayable by December 2003, annual interest at 2.0375% and 2.54% in 2002 and 2001, respectively	6,950,600	6,999,800

	$18,002,054	$22,399,360

As of December 31, 2002, all of the loans above were guaranteed by TSMC. In addition, the property and equipment of WaferTech with carrying amount of approximately NT$29,053,508 thousand (US$836,000 thousand) is pledged for the secured loan. Under the unsecured loan, TSMC is required to maintain certain financial covenants which, if violated, could result in the payment of this obligation becoming due prior to the originally scheduled maturity date. These financial covenants require TSMC to, among other things; maintain minimum levels of working capital, earnings before interest, taxes, depreciation and amortization, and net worth. TSMC was in compliance with these financial covenants as of December 31, 2002.

Unused credit lines for long-term bank loans as of December 31, 2002 aggregated approximately US$122,000 thousand.

As of December 31, 2002, future minimum principal payments under the Company’s long-term bank loan arrangements are as follows:

Year	Amount
2003	$6,950,600
2004	—
2005	11,051,454

$18,002,054

13.    BONDS

	2002	2001
Domestic unsecured bonds:
Issued on March 4, 1998 and payable on March 4, 2003 in one lump sum payment, 7.71% annual interest payable semi-annually	$4,000,000	$4,000,000
Issued on October 21, 1999 and payable on October 21, 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually, respectively	5,000,000	10,000,000
Issued from December 4 to 15, 2000 and payable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% annual interest payable annually, respectively	15,000,000	15,000,000
Issued from January 10 to 24, 2002 and payable in January 2007, 2009 and 2012 in three equal payments, 2.6%, 2.75% and 3% annual interest payable annually, respectively	15,000,000	—

	$39,000,000	$29,000,000

As of December 31, 2002, future principal payments for the Company’s bond arrangements are as follows:

Year of Repayment	Amount
2003	$4,000,000
2004	5,000,000
2005	10,500,000
2006	—
2007	7,000,000
2008 and thereafter	12,500,000

$39,000,000

14.    OTHER LONG-TERM PAYABLES

TSMC entered into several license arrangements for certain semiconductor patents. Future payments under the agreements as of December 31, 2002 are as follows:

Year	Amount
2003	$1,157,299
2004	1,226,805
2005	987,009
2006	469,189
2007	486,566
2008 and thereafter	1,112,096

$5,438,964

15.    PENSION PLAN

TSMC has pension plans for all regular employees that provide benefits based on length of service and average monthly salary for the six month period prior to retirement.

TSMC contributes an amount equal to 2% of salaries paid every month to a Pension Fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Central Trust of China.

The changes in the Fund and accrued pension costs are summarized as follows:

a.	Components of pension cost

	2002	2001
Service cost	$442,294	$417,967
Interest cost	121,552	95,920
Projected return on plan assets	(45,102)	(43,968)
Amortization	1,681	8,300

Net pension cost	$520,425	$478,219

b.	Reconciliation of the fund status of the plan and accrued pension cost

	2002	2001
Benefit obligation
Vested benefit obligation	$21,294	$739
Nonvested benefit obligation	1,607,272	1,026,289

Accumulated benefit obligation	1,628,566	1,027,028
Additional benefits based on future salaries	1,300,712	1,407,014

Projected benefit obligation	2,929,278	2,434,042
Fair value of plan assets	(1,014,086)	(835,583)

Funded status	1,915,192	1,598,459

(Forward)

	2002	2001
Unrecognized net transitional obligation	($149,391)	($157,691)
Unrecognized net gain	445,759	415,849

Accrued pension cost	$2,211,560	$1,856,617

c.	Actuarial assumptions

Discount rate used in determining present values	3.75%	5.0%
Future salary increase rate	3.00%	5.0%
Expected rate of return on plan assets	3.75%	5.0%

d. Contributions to pension fund	$164,720	$131,894

e. Payments from pension fund	$5,360	$—

16.    INCOME TAX BENEFIT (EXPENSE)

a.	A reconciliation of income tax expense on income before income tax at the statutory rate and current income tax expense on income before tax credits is shown below:

	2002	2001
Income tax expense based on “income before income tax” at statutory rate	($6,881,352)	($2,699,626)
Tax effect of:
Tax-exempt income	2,526,500	1,089,000
Temporary and permanent differences	(519,490)	(986,598)

Current income tax expense before income tax credits	($4,874,342)	($2,597,224)

b.	Income tax benefit (expense) consists of:

	2002	2001
Current income tax expense before income tax credits	($4,874,342)	($2,597,224)
Additional 10% tax on the unappropriated earnings	(179,362)	(322,292)
Income tax credits	4,867,236	2,888,358
Other income tax	(29,160)	(16,318)

Income tax expense	(215,628)	(47,476)
Net change in deferred income tax assets (liabilities)
Net operating loss	4,074,264	4,304,821
Investment tax credits	2,510,192	3,044,170
Temporary differences	(2,868,207)	(1,918,009)
Valuation allowance	(9,137,269)	(1,642,828)

Income tax benefit (expense)	($5,636,648)	$3,740,678

c.	Deferred income tax assets (liabilities) consist of the following:

	2002	2001
Current
Investment tax credits	$3,320,000	$2,347,000
Temporary differences	81,729	3,147

	$3,401,729	$2,350,147

Noncurrent
Net operating loss	$9,646,552	$6,125,369
Investment tax credits	23,247,653	21,710,461
Temporary differences	(8,352,647)	(2,363,913)
Valuation allowance	(14,768,332)	(9,226,089)

	$9,773,226	$16,245,828

The effective tax rate used in determining TSMC’s deferred tax asset as of December 31, 2002 and 2001 was 25%; the effective tax rates for the subsidiaries are 34% to 41% as of December 31, 2002 and 2001.

d.	Integrated income tax information:

The balances of the imputation credit account (ICA) as of December 31, 2002 and 2001 were NT$6,650 thousand and NT$9,365 thousand, respectively.

The expected and actual creditable ratio for 2002 and 2001 was 0.03% and 0.04%, respectively.

The imputation credit allocated to each shareholder shall be based on the balance in the ICA on the date of distribution of dividends; thus the expected creditable ratio for 2002 may be adjusted according to the difference between the expected and actual imputation credit allowed under the regulation.

e.	As of December 31, 2002 and 2001, the unappropriated retained earnings generated up to December 31, 1997, was NT$0 and NT$4,827 thousand.

f.	As of December 31, 2002, TSMC’s investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expire Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$4,237,050	$—	2002
		4,767,347	4,767,347	2003
		8,180,857	8,180,857	2004
		3,110,906	3,110,906	2005
		5,335,558	2,775,029	2006

		$25,631,718	$18,834,139

(Forward)

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expire Year
Statute for Upgrading Industries	Research and development expenditures	$562,158	$—	2002
		671,546	671,546	2003
		1,974,320	1,974,320	2004
		3,111,472	3,111,472	2005
		1,540,000	1,540,000	2006

		$7,859,496	$7,297,338

Statute for Upgrading Industries	Personnel training	$8,822	$—	2002
		16,104	16,104	2003
		43,264	43,264	2004
		28,886	28,886	2005

		$97,076	$88,254

Statute for Upgrading Industries	Reputation setting	$10,133	$—	2002
		319	319	2003

		$10,452	$319

Statute for Upgrading Industries	Investments in important technology based enterprise	$2,878	$—	2002
		5,420	5,420	2003
		201,372	201,372	2004
		138,864	138,864	2005
		1,947	1,947	2006

		$350,481	$347,603

g.	The sales from the following expansion and construction of TSMC’s manufacturing plants is exempt from income tax:

Tax-Exemption Period
Expansion of Fab 1 and Fab 2—modules A and B, Fab 3 and Fab 4, and construction of Fab 5	1999 to 2002
Construction of Fab 6	2001 to 2004

h.	The tax authorities have examined income tax returns of the Company through 1999. However, the Company is contesting the assessment by the tax authority for 1992, 1993, 1996 and 1997.

17.    SHAREHOLDERS’ EQUITY

TSMC has issued 369,019 thousand American Depositary Shares (ADS) on the New York Stock Exchange as of December 31, 2002. The number of common shares represented by the ADSs is 1,845,097 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donations (donated capital) and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be transferred to capital as stock dividends.

TSMC’s Articles of Incorporation provide that the following shall be appropriated from annual net income (less any deficit):

a.	10% legal reserve;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remuneration to directors and supervisors and bonus to employees equal to 0.3% and at least 1% of the remainder, respectively. Individuals who receive bonus to employees may include employees of affiliated companies and are approved by the board of directors or a representative of the board of directors;

d.	Dividends to holders of preferred shares equal to a 3.5% annual rate, based on the period which the preferred shares have been outstanding;

e.	The appropriation of the remaining balance after the above shall be decided at the shareholders’ meeting.

Dividends are distributed in cash, shares of common stock or a combination of cash and common stock. Distribution of profits is preferably made in the form of stock dividend. The total of cash dividends paid in any given year should not exceed 50% of total dividends distributed.

These appropriations of net income shall be approved by the shareholders in the following year and given effect in the financial statements of that year.

The bonus to employees and the remuneration to directors and supervisors appropriated from the earnings of 2001 were approved in the shareholders’ meeting on May 7, 2002 as follows:

	Amounts	Shares (Thousand )
Bonus to employees—in stock	$1,070,783	107,078
Remuneration to directors and supervisors—in cash	133,848	—

	$1,204,631

The shares distributed as a bonus to employees represent 0.64% of TSMC’s total outstanding common shares as of December 31, 2001.

The above appropriation of the earnings is consistent with the resolution of the meeting of board of directors dated on March 26, 2002. If the above distributable earnings were both paid in cash and charged against the income of 2001, the consolidated basic EPS for the year ended December 31, 2001 would decrease from NT$0.83 to NT$0.76.

As of January 16, 2003, the appropriation of the earnings of 2002 has not yet been resolved by the board of directors.

The above information associated with the appropriation of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

The aforementioned appropriation for legal reserve shall be made until the reserve equals the aggregate par value of TSMC’s outstanding capital stock. The reserve can only be used to offset a deficit; or distribute as a dividend when the balance is 50% of the aggregate par value of the outstanding capital stock of TSMC up to the half amount of the reserve balance.

A special reserve equivalent to the debit balance of any account shown in the shareholder’s equity section of the balance sheets (except for the recorded costs of treasury stocks held by subsidiaries), other than the deficit, shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the Securities and Futures Commission. The special reserve is allowed to be appropriated when the debit balance of such accounts are reversed.

The gain on sales or disposal of property, plant and equipment generated prior to 2000, less the applicable income tax, was reclassified to capital surplus as of each year-end. A gain in the amount of NT$39,282 thousand, less applicable income tax, was recognized and transferred to the capital surplus at the end of 2001 prior to the amended regulations. To comply with the amended regulations, the aforementioned capital surplus was transferred to retained earnings upon the approval of the shareholders’ meeting on May 7, 2002. The shareholders also approved the accumulated capital surplus of NT$127,236 thousand generated from gains prior to 2000 be transferred to retained earnings, after appropriating the required 10% legal reserve.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for the income tax paid by TSMC on earnings generated as of January 1, 1998. An Imputation Credit Account (ICA) is maintained by TSMC for such income tax and the tax credit allocated to each shareholder.

TSMC issued 1,300,000 thousand shares of unlisted Series A—preferred stock to certain investors on November 29, 2000. The following are the rights of the preferred shareholders and the related terms and conditions:

Preferred shareholders

a.	are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution, however, the preemptive rights to the assets shall not exceed the issue value of the shares.

d.	have voting rights similar to that of the holders of common shares.

e.	have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company’s related obligations remain the same until the preferred shares are redeemed by the Company.

On June 25, 2002, the SFC approved TSMC’s Employee Stock Option Plan (the “Plan I”). Plan I provides qualified employees and non-employees with 100,000 thousand units of option rights with each unit representing one common share of stock. The option rights are valid for 10 years and exercisable at certain percentages subsequent to the second anniversary of issuance. Under the terms of the plan, stock options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the Taiwan Stock Exchange at the date of grant. At December 31, 2002, the maximum number of shares authorized to be granted by TSMC, TSMC—North America and WaferTech under this plan are 70,000 thousand, 16,000 thousand and 14,000 thousand option rights, respectively. The initial grant of options will be vested 50% two years after the grant date, 75% three years after the grant date and 100% four years after the grant date.

Information with respect to stock option rights activities under Plan I is as follows:

	Option Rights Available For Grant	Outstanding Option Rights
		Number of Option Rights	Weighted Average Exercise Price (NT$)
Option rights authorized	100,000	—	—
Options granted	(19,726)	19,726	53
Options exercised	—	—	—
Options cancelled	357	(357)	53

Balance, December 31, 2002	80,631	19,369

In 1996, WaferTech adopted an Executive Incentive Plan, which was amended in 1997. Under the 1997 amendment, the Board of Directors approved the Senior Executive Incentive Plan and the Employee Incentive Plan (the “Plan II”) under which officers, key employees and non-employee directors may be granted option rights. Plan II provides 15,150 thousand option rights. While WaferTech may grant employees option rights that are exercisable at different times or within different periods, it has generally granted option rights which are exercisable on a cumulative basis in annual installments of 25% each on the first, second, third, and fourth anniversaries of the date of grant.

Information with respect to stock option rights activities under Plan II is as follows:

	Option Rights Available For Grant	Outstanding Option Rights

		Number of Option Rights	Exercise Price (US$)

Balance, January 1, 2001	3,782	6,837	1.23
Options granted
Options exercised	—	(2,949)	1.02
Options cancelled	826	(826)	1.27

Balance, December 31, 2001	4,608	3,062	1.43
Options granted
Options exercised	—	(1,260)	1.22
Options cancelled	216	(216)	1.93

Balance, December 31, 2002	4,824	1,586

Options granted will expire if not exercised at specified dates between May 2006 and June 2011.

In December 2000, WaferTech implemented a Stock Option Buyback Program (“Buyback”) with its employees. The Buyback program provides employees with the right to sell back all vested stock options and outstanding ownership interests granted under the program to WaferTech. The repurchase price for outstanding ownership interests is US$6. The repurchase price for vested stock options is US$6 less the exercise price of the option. As of December 31, 2002, the Company has repurchased 2,476 thousand outstanding ownership interests at a cost of US$15,466 thousand.

18.    TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

Purpose of Purchase	Beginning Shares	Increase	Decrease	Ending Shares

Year ended December 31, 2002
Reclassification of stocks held by subsidiaries from short/long-term investment to treasury stock	39,270	3,818	1,087	42,001

On January 1, 2002, TSMC reclassified its capital stock held by its subsidiaries with book value of NT$2,115,695 thousand from short/long-term investments to treasury stock. Proceeds from sales of treasury stock for the year ended December 31, 2002 were NT$96,501 thousand. The book value and market value of such treasury stock was NT$1,923,492 thousand and NT$2,048,164 thousand, respectively. Effective from January 1, 2002, capital stock held by a subsidiary as an investment is recorded as treasury stock with the holder having the same rights as other common shareholders.

19. EARNINGS PER SHARE

Earnings per share (EPS) is computed as follows:

	Amounts (Numerator)		Income Share (Denominator) (Thousand)	EPS (Dollars)
	Income Before Income Tax	Consolidated Net Income		Before Income Tax	Consolidated Net Income
Year ended December 31, 2002
Income	$27,222,148	$21,610,291
Less—preferred stock dividends	(455,000)	(455,000)

Basic earnings per share
Income available to common shareholders	$26,767,148	$21,155,291	18,580,700	$1.44	$1.14

Diluted earnings per share
Income available to common shareholders	$26,767,148	$21,155,291	18,580,700	$1.44	$1.14

Year ended December 31, 2001
Income	$10,786,505	$14,483,174
Less—preferred stock dividends	(455,000)	(455,000)

Basic earnings per share
Income available to common shareholders	$10,331,505	$14,028,174	18,622,887	$0.55	$0.75

Diluted earnings per share
Income available to common shareholders	$10,331,505	$14,028,174	18,622,887	$0.55	$0.75

The potential common shares from the employee stock option plan (see Note 17) are not included in the denominator of the diluted earning-per-share computation as such shares result in a non-dilutive per-share amount using the treasury stock method under the Statement of Financial Accounting Standards No. 24, “Earning Per Share”.

The average number of shares outstanding for EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic EPS before income tax and after income tax for the year ended of December 31, 2001 to decrease from NT$0.61 and NT$0.83 to NT$0.55 and NT$0.75, respectively.

20.    RELATED PARTY TRANSACTIONS

The Company engaged in business transactions with the following related parties:

a.	Industrial Technology Research Institute (ITRI), the Chairman of TSMC is one of its directors.

b.	Philips Electronics N.V., (Philips), a major shareholder of TSMC

c.	Investees of TSMC

VIS

SSMC

The transactions with the aforementioned parties, in addition to those disclosed in other notes, are summarized as follows:

	2002		2001
	Amount	%	Amount	%
For the year ended
Sales
Philips and its affiliates	$2,909,008	2	$2,389,257	2
ITRI	94,409	—	114,546	—
VIS	92,119	—	1,177,094	1
SSMC	7,018	—	48,972	—

	$3,102,554	2	$3,729,869	3

Purchase
VIS	$3,469,198	14	$3,801,975	22
SSMC	2,751,297	11	42,984	—

	$6,220,495	25	$3,844,959	22

Operating expense—Rental
ITRI	$40,401	—	$161,604	—

Manufacturing expenses—Technical service fee
Philips	$2,849,517	100	$2,418,276	100

Sales of property, plant and equipment
VIS	$—	—	$268,871	85

Non-operating income
SSMC (technical service income mainly)	$126,061	6	$95,284	1
VIS	—	—	467	—

	$126,061	6	$95,751	1

At December 31
Receivables
Philips and its affiliates	$352,706	80	$116,499	24
VIS	58,301	13	320,179	65
ITRI	22,974	5	37,383	7
SSMC	5,678	2	20,671	4

	$439,659	100	$494,732	100

(Forward)

	2002		2001
	Amount	%	Amount	%
Prepaid expense and other current asset—Rent
ITRI	$—	—	$42,664	2

Payables
Philips and its affiliates	$730,847	41	$499,331	48
VIS	653,876	37	548,472	52
SSMC	391,426	22	470	—

	$1,776,149	100	$1,048,273	100

Refundable deposits
VIS	$514,846	92	$750,788	96

Sales to related parties are based on normal selling prices and collection terms, except for sales of property, plant and equipment and technical service fee, which were in accordance with the related contracts.

21.    SIGNIFICANT LONG-TERM OPERATING LEASES

TSMC leases land from the Science-Based Industrial Park Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$225,576 thousand. The agreements can be renewed upon their expiration.

TSMC-North America leases its office premises and certain equipment under non-cancellable operating agreements, which will expire in 2020. TSMC-Europe and TSMC-Japan entered into lease agreements for their office premises, which will expire in 2004. Current annual rent payments aggregate to NT$115,281 thousand.

Future remaining lease payments are as follows:

Year	Amount
2003	$340,857
2004	343,886
2005	339,821
2006	339,779
2007	336,857
2008 and thereafter	2,073,229

$3,774,429

22.    SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company and its subsidiaries as of December 31, 2002 are as follows:

a.	Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, TSMC shall pay technical assistance fees as a percentage of net sales, as defined in the agreement, of certain products. The agreement shall remain in force up to July 8, 2007 and thereafter be automatically renewed for successive periods of three years. Under the amended agreement, the fee is subject to deduction by the amounts TSMC pays to any third party for settling any licensing/infringement issue after the first five-year period of the amended agreement, provided that the fee after reduction will not be below a certain percentage of the net selling price.

b.	Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of TSMC’s production capacity.

c.	Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d.	Under several foundry agreements, TSMC shall allocate a portion of its production output for sale to certain major customers from whom guarantee deposits of US$39,810 thousand had been received as of December 31, 2002.

e.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company named Systems on Silicon Manufacturing Company Pte Ltd. (SSMC) for the purpose of constructing an integrated circuit foundry in Singapore, and allow TSMC to invest in 32% of SSMC’s capital. TSMC and Philips committed to buy a specific percentage of the production capacity of SSMC. If any party defaults on the agreement and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the “Agreement”) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling prices of specific products sold by SSMC. The Agreement remains in force for ten years and is automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g.	Beginning in 2001, TSMC entered into several license arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be paid in the form of royalties over the term of the related contracts. TSMC has recorded the related amounts as a liability and a deferred charge to be amortized to cost of sales on a straight-line basis over the shorter of the estimated useful life of the technology or the term of the contract.

h.	Under a Technology Transfer Agreement with National Semiconductor Corporation (“National”) entered into on June 27, 2000, TSMC shall receive payments for license of certain technology to National. The agreement will remain in force for ten years. After the initial expiration date, this agreement will be automatically renewed for successive periods of two years unless pre-terminated by either party under certain conditions. In January 2003, the agreement was amended such that National will discontinue making payments under the original terms and TSMC will discontinue transferring any additional technology. TSMC granted National the option to request additional technology transfers under the same terms and conditions of the original agreement through January 2008.

i.	TSMC entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for TSMC to manufacture certain logic devices or other technologies required by TSMC’s customers at selling prices as agreed by the parties. TSMC paid NT$1,200,000 thousand to VIS as a security bond. VIS shall return portions of the bond without any interest to TSMC upon the purchase of wafers by TSMC. The contract will remain in force for five years.

j.	In December 2000, TSMC—North America and WaferTech initiated stock appreciation right programs whereby the employees receive cash bonuses based on the appreciation of the quoted market price of the shares of stock of TSMC. At December 31, 2002, the exercise price of the stock appreciation right was higher than the market price of TSMC stock, therefore no compensation expense is recognized for the year ended December 31, 2002.

k.	WaferTech caused some contractors to incur additional labor and material costs outside the contracts. WaferTech recorded a reserve of US$3,000 thousand during 2002 for a litigation arising from a charge by certain contractors.

l.	Unused letters of credit as of December 31, 2002 were NT$6,480 thousand, US$1,509 thousand, ¥51,000 thousand, Euro€520 thousand and S$85 thousand.

23.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investee on which the Company exercises significant influences: Please see Table 8 attached.

j.	Financial instrument transactions:

1)	Derivative financial instruments

The relevant information on the derivative financial instruments entered into by the Company is as follows:

a)	Forward exchange contracts as of December 31, 2002

	Currency	Contract Amount (Thousand)	Fair Value (Thousand)		Settlement Date	Maturity (Thousand)

Sell	USD	$715,000	NT$	24,874,483	Jan. 2, 2003—Feb. 24, 2003	NT$	24,886,765
Buy	EUR	€89,000	NT$	3,231,707	Jan. 15, 2003—Mar. 14, 2003	NT$	3,234,260
Buy	JPY	¥4,274,850	NT$	1,249,159	Jan. 6, 2003—Jan 15, 2003	NT$	1,250,394

As of December 31, 2002, receivables from forward exchange contracts (included in “other current assets” account) aggregate to NT$199,609 thousand, and payables from forward exchange contracts (included in “other current liabilities” account) aggregate to NT$17,538 thousand. The net exchange gain for the year ended December 31, 2002 was NT$1,522,383 thousand.

The net assets and liabilities hedged by the above forward exchange contracts are as follows:

Amount (Thousand)
Accounts receivable	US$487,905
Accounts payable	JP¥4,287,733
Accounts payable	EUR€49,026

b)	Interest rate swaps

The Company entered into interest rate swap contracts to hedge exposures from rising interest rates on its floating rate long-term loans. Interest expense on these transactions for the year ended December 31, 2002 were NT$261,107 thousand. Outstanding contracts as of December 31, 2002 were as follows:

Contract Date	Period	Amount (Thousand)
April 28, 1998	May 21, 1998—May 21, 2003	NT$	2,000,000
April 29, 1998	May 21, 1998—May 21, 2003	NT$	1,000,000
June 26, 1998	June 26, 1998—June 26, 2003	NT$	1,000,000
June 26, 1998	July 6, 1998—July 6, 2003	NT$	1,000,000
July 1, 1999	July 1, 1999—June 28, 2004	US$	11,429

c)	Option contracts

The Company entered into foreign currency option contracts to hedge risks of exchange rate fluctuations arising from its anticipated U.S. dollar cash receipts on export sales and its European and Yen currency obligations for purchases of machinery and equipment.

Outstanding option contracts as of December 31, 2002 were as follows:

Type	Contract	Currency	Contract Amount (Thousand)	Carrying Value	Fair Value (Thousand)	Strike Price	Maturity

European	Call option written	USD	$230,000	$—	($404,884)	32.78—33.22 (US$/NT$)	Jan. 9, 2003— Feb. 25, 2003
European	Call option written	USD	$10,000	—	(3,652)	119.2 (US$/JPY)	Feb. 30, 2003— Feb. 27, 2003
European	Put option written	EUR	€10,000	—	(1,596)	1.017 (US$/EUR)	Jan. 30, 2003— Feb. 27, 2003

For the year ended December 31, 2002, the Company recognized premium income of NT$ 228,030 thousand and premium expense of NT$647,543 thousand.

d)	Transaction risk

i)	Credit risk. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company’s foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii)	Liquidity and cash flow requirements. The cash flow requirements on forward contracts are limited to the net differences between the current exchange rates and the contracted forward rates at the date of settlement. The cash flow requirements for interest rate swap contracts is limited to the amounts payable arising from the differences in the rates. In addition, options may not be exercised in the event the strike price is higher than the related market price at the exercise date. Management believes that the foregoing cash flow requirements are not material.

2)	Fair value of financial instruments

	December 31
	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Non-derivative financial instruments

Assets
Cash and cash equivalents	$67,790,204	$67,790,204	$37,556,295	$37,556,295
Short-term investments	170,012	2,455,582	1,398,071	6,917,133
Receivables from related parties	439,659	439,659	494,732	494,732
Notes and accounts receivable	19,590,942	19,590,942	20,134,218	20,134,218
Long-term investments	10,635,496	12,750,029	11,599,150	16,545,944
Refundable deposits	557,266	557,266	784,089	784,089

Liabilities
Short-term bank loans	729,813	729,813	6,269,181	6,269,181
Payable to related parties	1,776,149	1,776,149	1,048,273	1,048,273
Accounts payable	5,138,592	5,138,592	1,397,879	1,397,879
Payable to contractors and equipment suppliers	14,132,100	14,132,100	12,867,236	12,867,236
Long-term bank loans (includes current portion)	18,002,054	18,002,054	22,399,360	22,399,360
Bonds (includes current portion)	39,000,000	39,762,245	29,000,000	29,703,063
Other long-term liabilities (includes current portion and other liabilities—others)	5,616,220	5,616,220	141,498	141,498
Guarantee deposits	1,395,066	1,395,066	7,212,688	7,212,688

Derivative financial instruments
Forward exchange contracts (buy)	38,369	26,089	—	—
Forward exchange contracts (sell)	143,702	139,913	(397,117)	(427,225)
Interest rate swaps	(23,994)	(164,342)	26,969	(343,088)
Options	(50,273)	(410,132)	(39,500)	(252,833)

Fair values of financial instruments were determined as follows:

a)	Short-term financial instruments—carrying values.

b)	Short-term investments—market values.

c)	Long-term investments—market value for traded companies and net equity value for non-traded companies.

d)	Refundable deposits, guarantee deposits and other long-term liabilities—carrying values.

e)	Long-term bank loan—fair values of long-term bank loans are their carrying values as they use floating interest rate.

f)	Long-term liabilities—based on forecasted cash flows discounted at interest rates. Bonds payable is discounted to present value. Fair values of other long-term liabilities are also their carrying values as they use floating interest rate.

g)	Derivative financial instruments—based on bank quotations.

The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company and its subsidiaries as a whole.

3)	Investment in Mainland China

TSMC filed an investment project with the Investment Commission of MOEA to establish a foundry in mainland China. As of January 16, 2003, the foregoing project has not been approved by the authority.

24.    SEGMENT FINANCIAL INFORMATION

a.	Geographic information:

	Overseas	Taiwan	Adjustments and Elimination	Consolidated

2002
Sales to unaffiliated customers	$95,774,432	$66,526,776	$—	$162,301,208
Transfers between geographic areas	9,537,846	94,434,553	(103,972,399)	—

Total sales	$105,312,278	$160,961,329	($103,972,399)	$162,301,208

Gross profit	($19,865)	$51,967,145	($365,870)	$52,313,150

Operating expenses				(20,724,111)
Non-operating income				2,419,467
Non-operating expenses				(6,786,358)

Income before income tax				$27,222,148

Minority interest loss				$24,791

Identifiable assets	$75,840,416	$336,405,063	($32,338,576)	$379,906,903

Long-term investments				10,635,496

Total assets				$390,542,399

2001
Sales to unaffiliated customers	$—	$125,884,892	$—	$125,884,892
Transfers between geographic areas	8,152,070	3,111	(8,155,181)	—

Total sales	$8,152,070	$125,888,003	($8,155,181)	$125,884,892

(Forward)

	Overseas	Taiwan	Adjustments and Elimination	Consolidated

Gross profit	($1,224,832)	$36,381,055	($1,499,429)	$33,656,794

Operating expenses				(20,878,997)
Non-operating income				6,475,576
Non-operating expenses				(8,466,868)

Income before income tax				$10,786,505

Minority interest income				($44,009)

Identifiable assets	$73,433,656	$303,954,097	($22,469,208)	$354,918,545

Long-term investments				11,599,150

Total assets				$366,517,695

b.	Gross export sales

Area	2002	2001
North Americas	$95,139,355	$63,893,621
Asia and others	42,020,560	23,874,375
Europe	9,358,802	7,523,873

	$146,518,717	$95,291,869

The export sales information is presented by billed regions.

c.	Major customer

The customer with sales greater than 10% of the Company’s total sales is as follows:

	2002		2001
Customers	Amount	%	Amount	%
A Customer	$32,769,054	20	$21,789,769	17

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

FINANCING PROVIDED

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)		Interest Rate	Financing Reasons (Note 1)	Transaction Amounts	Reasons for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Amount Limits (US$ in Thousand)
												Item	Value
1	TSMC International	TSMC Technology Inc.	Other receivables	$536,372 (US15,434)	$ (US$	536,372 15,434)	4.25%	2	$—	Operating capital	$—	—	$—	N/A	$ ( US$	34,334,852 987,968 (Note 2	) )

Note 1:	The No. 2 represents short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

ENDORSEMENT/GUARANTEE PROVIDED

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/Guarantee Provider	Counter-party		Limits on Each Counter-party’s Endorsement/ Guarantee Amounts	Maximum Balance for the Period (US$ in Thousand)		Ending Balance (US$ in Thousand)		Value of Collateral Property, Plant and Equipment (Note 3)	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)
0	TSMC	TSMC Development Inc.	3	(Note 4)	$ ( US$	9,313,804 268,000)	$ ( US$	6,950,600 200,000)	$—	2.37%	$59,768,660
		TSMC—North America	2		( US$	1,390,120 40,000)	( US$	1,390,120 40,000)	—	0.47%
		WaferTech	3		( US$	15,291,320 440,000)	( US$	15,291,320 440,000)	—	5.21%

Note 1:	30% of the issued capital of the Company.

Note 2:	The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.
The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

Note 3:	Promissory notes for collateral.

Note 4:	Not exceeding 10% of the issued capital of the Company, and also limited to the issued capital of the transaction entity, unless otherwise approved by Board of directors.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002				Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
TSMC	Stock
	TSMC—North America	Subsidiary	Long-term investment	11,000	$173,601	100	$921,883	The treasury stocks in amounts of NT$748,282 thousand are deducted from the carrying value.
	TSMC—Europe	Subsidiary	Long-term investment	—	13,670	100	13,670
	TSMC—Japan	Subsidiary	Long-term investment	6	94,258	100	94,258
	VIS	Investee	Long-term investment	556,133	2,415,297	25	4,326,719	The carrying value does not include prepayment for subscribed stock of NT$849,360 thousand.
	TSMC International	Subsidiary	Long-term investment	987,968	22,265,157	100	22,265,157
	Chi Cherng Investment	Investee	Long-term investment	—	41,894	36	501,179	The treasury stocks in amounts of NT$459,285 thousand are deducted from the carrying value.
	Hsin Ruey Investment	Investee	Long-term investment	—	39,815	36	500,048	The treasury stocks in amounts of NT$460,233 thousand are deducted from the carrying value.
	TSMC Partners	Subsidiary	Long-term investment	300	3,753,733	100	3,940,495	The treasury stocks in amounts of NT$255,692 thousand are deducted from the carrying value.
	SSMC	Investee	Long-term investment	382	3,136,115	32	3,136,115
	Emerging Alliance	Subsidiary	Long-term investment	—	767,239	99	767,239
	Taiwan Mask Corp.	—	Long-term investment	8,794	32,129	2	160,574
	United Technology Co., Ltd.	—	Long-term investment	16,783	193,584	11	280,931
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500	105,000	7	137,355
	W.K. Technology Fund IV	—	Long-term investment	5,000	50,000	2	59,866
	Ya Xin Technology	Subsidiary	Long-term investment	34,125	341,250	100	341,250
	Hon Tung Ventures Capital	—	Long-term investment	8,392	83,916	10	71,216
	Amkor Technology	—	Long-term investment	505	280,748	—	89,866
	Monolithic System Tech.	—	Long-term investment	470	104,289	2	214,949

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Crimson Asia Capital	—	Long-term investment	N/A		$41,988	N/A		$41,988
	Horizon Ventures	—	Long-term investment	N/A		195,452	N/A		195,452
TSMC—North America	Stock
	TSMC	Parent company	Long-term investment	12,692		748,282	—		610,434
Chi Cherng Investment	Stock
	TSMC	Parent company	Short-term investment	12,738		459,285	—		612,636
	Certificate
	Hsin Ruey Investment	Major shareholder	Long-term investment	—		900,109	64		900,109
Hsin Ruey Investment	Stock
	TSMC	Parent company	Short-term investment	12,762		460,233	—		613,782
	Certificate
	Chi Cherng Investment	Major shareholder	Long-term investment	—		902,137	64		902,137
TSMC International	Stock
	InveStar Semiconductor Development Fund, Inc.	Subsidiary	Long-term investment	45,000	US$	44,634	97	US$	44,634
	InveStar Semiconductor Development Fund (II), Inc.	Subsidiary	Long-term investment	51,300	US$	43,179	97	US$	43,179
	TSMC Development, Inc.	Subsidiary	Long-term investment	1	US$	307,094	100	US$	307,094
	TSMC Technology, Inc.	Subsidiary	Long-term investment	1	US$	2,321	100	US$	2,321
	3DFX Interactive, Inc.	—	Long-term investment	68		—	—		—
VIS	Stock
	VIS Associates, Inc.	Subsidiary	Long-term investment	41,070		1,193,891	100		1,193,891
	PowerChip Semiconductor, Inc.	Investee	Long-term investment	191,671		2,100,716	7		2,100,716
	Etron Technology, Inc.	Investee	Long-term investment	4,859		101,839	2		101,839
	Walsin Technology, Inc.	Investee	Long-term investment	34,551		302,559	8		302,559
	MEGIC Corporation	Investee	Long-term investment	16,500		177,000	9		156,819
	Form Factor, Inc.	Investee	Long-term investment	267		64,360	1		64,360	The amount is shown in the carrying value.
	United Technology Co., Ltd.	Investee	Long-term investment	3,357		38,716	2		56,206
VIS Associates Inc.	Stock
	VIS Investment Holding, Inc.	Subsidiary	Long-term investment	63	US$	397	100	US$	397
	Equity
	Silicon Valley Equity Fund	—	Long-term investment	—	US$	7,317	34	US$	7,386
	Silicon Valley Equity Fund II	—	Long-term investment	—	US$	5,355	14	US$	5,355

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Equity certificate
	ABN AMRO Bank	—	Long-term investment	3,648	US$	817	—	US$	817
	Fund
	Grand Palace Trust	—	Long-term investment	—	US$	2,719	100	US$	2,719
VIS Investment Holding, Inc.	Stock
	VIS Micro, Inc.	Subsidiary	Long-term investment	200	US$	279	100	US$	279
TSMC Development, Inc.	Stock
	WaferTech	Subsidiary	Long-term investment	—	US$	326,609	99	US$	326,609
TSMC Partners	ADR
	TSMC	Parent company	Short-term investment	762	US$	7,357	—	US$	6,080
InveStar Semiconductor	Stock
Development Fund Inc.	Marvell Technology Group Ltd.	—	Short-term investment	3,413	US$	3,350	—	US$	69,181
	Silicon Laboratories	—	Short-term investment	9	US$	287	—	US$	202
	WGRD	—	Short-term investment	104	US$	625	—	US$	635
	Programmable Microelectronics, (Taiwan) Inc.	—	Long-term investment	1,580	US$	1,566	3	US$	1,566
	Divio, Inc.	—	Long-term investment	30	US$	3	—	US$	3
	Global Test Corp.	—	Long-term investment	13,268	US$	5,176	10	US$	5,176
	Chipstrate Technologies, Inc.	—	Long-term investment	6,660	US$	300	9	US$	300
	Richtek Technology Holding Corp.	—	Long-term investment	1,023	US$	346	6	US$	346
	Advanced Power Electronics, Corp.	—	Long-term investment	2,750	US$	1,345	6	US$	1,345
	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,809	12	US$	1,809
	Divio, Inc.	—	Long-term investment	667	US$	500	4	US$	500
	SiRF Technology Holdings, Inc.	—	Long-term investment	306	US$	1,333	1	US$	1,333
	Capella Microsystems, Inc.	—	Long-term investment	300	US$	481	8	US$	481
	Sensory, Inc.	—	Long-term investment	1,404	US$	625	5	US$	625
	Equator Technologies, Inc.	—	Long-term investment	300	US$	258	1	US$	258
	LightSpeed Semiconductor Corporation	—	Long-term investment	2,252	US$	1,339	3	US$	1,339
	Tropian, Inc.	—	Long-term investment	1,758	US$	2,334	3	US$	2,334
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	5	US$	3,530
	Atheros Communications, Inc.	—	Long-term investment	1,607	US$	3,593	3	US$	3,593
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	3	US$	853
	FormFactor, Inc.	—	Long-term investment	267	US$	2,000	1	US$	2,000
	Monolithic Power Systems, Inc.	—	Long-term investment	2,521	US$	2,000	12	US$	2,000

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	12	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	1,192	4	US$	1,192
	Signia Technologies, Inc.	—	Long-term investment	3,000	US$	300	8	US$	300
	Match Lab, Inc.	—	Long-term investment	1,875	US$	1,500	9	US$	1,500
	HiNT Corporation	—	Long-term investment	1,000	US$	1,000	6	US$	1,000
	Ordius, Inc. (Creosys, Inc.)	—	Long-term investment	1,500	US$	450	8	US$	450
	Incentia Design Systems, Inc.	—	Long-term investment	286	US$	500	2	US$	500
	IP Unity	—	Long-term investment	1,008	US$	1,636	2	US$	1,636
InveStar Semiconductor	Stock
Development Fund (II) Inc.	WGRD	—	Short-term investment	105	US$	630	—	US$	640
	Procoat Technology	—	Long-term investment	3,500	US$	1,942	12	US$	1,942
	Richtek Technology Corporation	—	Long-term investment	845	US$	1,006	3	US$	1,006
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	487	US$	140	1	US$	140
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	1,117	4	US$	1,117
	Geo Vision, Inc.	—	Long-term investment	180	US$	129	2	US$	129
	EoNEX Technologies, Inc.	—	Long-term investment	40	US$	2,024	6	US$	2,024
	Conwise Technology Co., Ltd.	—	Long-term investment	2,800	US$	1,930	14	US$	1,930
	Yi Yang Technology	—	Long-term investment	2,800	US$	967	9	US$	967
	Goyatek Technology Inc.	—	Long-term investment	1,740	US$	1,787	8	US$	1,787
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	864	5	US$	864
	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	11	US$	1,560
	OEpic, Inc.	—	Long-term investment	2,696	US$	1,240	7	US$	1,240
	Equator Technologies, Inc.	—	Long-term investment	770	US$	452	1	US$	452
	NanoAmp Solutions, Inc.	—	Long-term investment	250	US$	1,000	1	US$	1,000
	Signia Technologies, Inc.	—	Long-term investment	1,500	US$	150	4	US$	150
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Monolithic Power Systems, Inc.	—	Long-term investment	804	US$	1,946	4	US$	1,946
	Ralink Technologies, Inc.	—	Long-term investment	1,833	US$	1,500	6	US$	1,500
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Newport Opticom, Inc.	—	Long-term investment	1,157	US$	810	9	US$	810
	Silicon Data, Inc.	—	Long-term investment	2,000	US$	1,000	7	US$	1,000
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	6	US$	1,500
	Capella Microsystems, Inc.	—	Long-term investment	800	US$	200	4	US$	200
	Angstron Systems, Inc.	—	Long-term investment	1,567	US$	750	7	US$	750
	Tropian, Inc.	—	Long-term investment	1,464	US$	2,000	2	US$	2,000
	SiRF Technology Holdings, Inc.	—	Long-term investment	20	US$	131	—	US$	131
	LeadTONE Wireless, Inc.	—	Long-term investment	680	US$	238	6	US$	238
	Match Lab, Inc.	—	Long-term investment	313	US$	250	2	US$	250
	eBest!, Inc.	—	Long-term investment	185	US$	97	1	US$	97
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	18	US$	2,000

(Forward)

Held Company Name	Type and Name of Marketable Security	Relationship with the Company	Financial Statement Account	December 31, 2002						Note
				Shares (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Bond
	eBest!, Inc.	—	Long-term investment	—	US$	24	—	US$	24
Emerging Alliance	Stock
	Global Investment Holding, Inc.	Investee	Long-term investment	10,000		$100,000	6		$100,000
	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	467	US$	1,000	1	US$	1,000
	Pixim, Inc.	—	Long-term investment	833	US$	2,500	3	US$	2,500
	Newport Opticom, Inc.	—	Long-term investment	962	US$	1,000	6	US$	1,000
	NetLogic Microsystems, Inc.	—	Long-term investment	602	US$	1,850	1	US$	2,932
	Ikanos Communication, Inc.	—	Long-term investment	1,741	US$	1,500	2	US$	1,500
	Quicksilver Technology, Inc.	—	Long-term investment	1,475	US$	2,338	4	US$	2,338
	Litchfield Communications	—	Long-term investment	3,799	US$	1,000	6	US$	1,000
	Mosaic Systems	—	Long-term investment	2,481	US$	500	6	US$	500
	Accelerant Networks	—	Long-term investment	441	US$	1,000	1	US$	1,000
	Zenesis Technologies	—	Long-term investment	861	US$	500	4	US$	500
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	5	US$	1,500
	Iridigm Display	—	Long-term investment	305	US$	502	2	US$	502
	Spreadtrum	—	Long-term investment	—	US$	1,000	—	US$	1,000	Prepayment for subscribed stock
	XHP Microsystem	—	Long-term investment	2,279	US$	750	6	US$	750

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20%

OF THE PAID-IN CAPITAL

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Acquiring on Selling Company Name	Type and Name of Marketable Security	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal						Ending Balance
					Shares (Thousand)	Amount (US$ in Thousand)		Shares (Thousand)	Amount (US$ in Thousand)		Shares (Thousand)	Amount (US$ in Thousand)		Carrying Value (US$ in Thousand)	Gain (Loss) on Disposal (US$ in Thousand)		Shares (Thousand)	Amount (US$ in Thousand) (Note 1)
TSMC	Stock
	SSMC	Long-term investment	SSMC	Investee	301		$2,907,967	81		$1,421,846	—		$—	$—		$—	382		$3,136,115
	TSMC International	Long-term investment	TSMC-BVI	Subsidiary	779,968		19,987,814	208,000		7,280,000	—		—	—		—	987,968		22,265,157
	Monolithic System Tech.	Long-term investment	Monolithic System Tech.	Investee	—		—	470		104,289	—		—	—		—	470		104,289
	Emerging Alliance	Long-term investment	Emerging Alliance Fund, LP	Subsidiary	—		741,617	—		168,615	—		—	—		—	—		767,239
	VIS	Long-term investment	VIS	Investee	556,133		3,377,526	121,338 (Note 2)		849,360 (Note 2)	—		—	—		—	677,471		3,264,657
	Ya Xin Technology	Long-term investment	Ya Xin Technology	Subsidiary	—		—	34,125		341,250	—		—	—		—	34,125		341,250
TSMC International	Stock
	TSMC Development, Inc.	Long-term investment	TSMC Development, Inc.	Subsidiary	1	US$	201,231	—	US$	208,000	—		—	—		—	1	US$	307,094
	InveStar Semiconductor Development Fund, (II) Inc.	Long-term investment	InveStar Semiconductor Development Fund (II), Inc.	Subsidiary	45,000	US$	45,766	6,300	US$	6,300	—		—	—		—	51,300	US$	43,179
TSMC Development, Inc.	WaferTech	Long-term investment	WaferTech	Subsidiary	—	US$	226,541	—	US$	120,000	—		—	—		—	—	US$	326,609
VIS	Bond fund
	Yuan Da Duo Li #2	Short-term investment	—	—	26,278		350,000	33,108		450,000	59,386		807,970	800,000		7,970	—		—
	Da-Hua	Short-term investment	—	—	—		—	70,860		850,000	70,860		853,974	850,000		3,974	—		—
	THE TP ROC	Short-term investment	—	—	25,923		350,000	—		—	25,923		356,458	350,000		6,458	—		—
	NITC	Short-term investment	—	—	—		—	3,814		580,000	3,814		582,977	580,000		2,977	—		—
	JIHSUN	Short-term investment	—	—	—		—	43,630		550,000	43,630		554,407	550,000		4,407	—		—
	Tung Yi Chian Pang	Short-term investment	—	—	28,409		400,000	—		—	28,409		402,869	400,000		2,869	—		—
VIS Associates, Inc.	Equity certificate
	ABN AMRO Bank	Long-term investment (Note 3)	—	—	23,168	US$	10,047	1,194	US$	536	20,714	US$	14,806	US$9,766 (Note 4)	US$	5,706	3,648	US$	817

Note 1:	The ending balance included the recognition of the investment income (loss) by the equity method and the accumulated translation adjustment.

Note 2:	Prepayment for the subscribe stock.

Note 3:	This equity certificate had been reclassified from short-term investment to long-term investment starting from July 2002.

Note 4:	The total book value for sale is US$9,100 thousand and with the unrealized loss on long-term investment is US$666 thousand.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
TSMC	Fab 12	June 19, 2002	$263,000	By the construction progress	Mandartech Interiors, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		July 11, 2002	137,402	By the construction progress	UISC	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		August 6, 2002	124,775	By the construction progress	Meissner & Wurst	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		November 15, 2002	244,654	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 14	April 9, 2002	135,000	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		April 12, 2002	109,880	By the construction progress	Great Construction System, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
		June 24, 2002	984,995	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

For the Year Ended December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchase/Sale	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total
TSMC	TSMC—North America	Subsidiary	Sales	$94,433,401	57	30 days from invoice date	None	None	$9,739,236	96
	Philips and its affiliates	Major shareholder	Sales	2,909,008	2	30 days from invoice date	None	None	352,706	3
	WaferTech	Subsidiary	Purchase	9,955,154	41	30 days from monthly closing date	None	None	(617,751)	(25)
	VIS	Investee	Purchase	3,469,198	14	45 days from monthly closing date	None	None	(653,876)	(26)
	SSMC	Investee	Purchase	2,751,297	11	30 days from invoice date	None	None	(391,426)	(16)

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
TSMC	TSMC—North America	Subsidiary	$9,739,236	18 days	$3,709,733	Accelerate demand on accounts receivable	$2,155,511	$—
	Philips and its affiliates	Major shareholder	352,706	29 days	55,050	Accelerate demand on accounts receivable	69,090	—

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

December 31, 2002

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2002			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
				December 31, 2002	Dec. 31, 2001	Shares (Thousand)	Percentage of Ownership	Carrying Value (Note 1)
TSMC	TSMC—North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178	11,000	100	$173,601	$140,654	$139,021	Subsidiary
	TSMC—Europe	Amsterdam, The Netherlands	Marketing and engineering support	2,960	2,960	—	100	13,670	(1,615)	1,615	Subsidiary
	TSMC—Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760	6	100	94,258	3,145	6,045	Subsidiary
	VIS	Hsin-Chu, Taiwan	IC Design and manufacturing	6,503,640 (Note 3)	6,503,640	556,133	25	2,415,297 (Note 3)	(3,250,831)	(821,771)	Investee
	TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	24,165,780	987,968	100	22,265,157	(4,714,203)	(4,714,203)	Subsidiary
	Chi Cherng Investment	Taipei, Taiwan	Investment	300,000	100,000	—	36	41,894	13,821	13,122	Investee
	Hsin Ruey Investment	Taipei, Taiwan	Investment	300,000	100,000	—	36	39,815	12,533	6,632	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	3,753,733	924,362	993,292	Subsidiary
	SSMC	Singapore	Manufacturing wafers	6,408,190	4,986,344	382	32	3,136,115	(3,609,569)	(1,155,076)	Investee
	Emerging Alliance	Cayman Islands	Investment	1,005,660	837,045	—	99	767,239	(142,865)	(142,151)	Subsidiary
	Ya Xin Technology	Taipei, Taiwan	Electronic manufacturing	341,250	—	34,125	100	341,250	—	—	Subsidiary

Note 1:	The treasury stocks are not deducted from the carrying values.

Note 2:	The gain from sales of treasury stock of NT$43,036 thousand, which was transferred to capital surplus, was not deducted from the investment gain (loss).

Note 3:	The amount has not included the prepayment for the subscribed shares of 121,338 shares with total amount of NT$849,360 thousand.